

Coca-Cola
BOTTLING CO.
Coca-Cola
classic
Coke
zero
Diet


Coca-Cola

Coca-Cola Bottling Co. Consolidated is the second largest Coca-Cola bottler in the United States. We are a leader in manufacturing, marketing and distribution of soft drinks. With corporate offices in Charlotte, N.C., we have operations in 11 states, primarily in the Southeast. The Company has one of the highest per capita soft drink consumption rates in the world and manages bottling territories with a consumer base of approximately 19 million people. Coca-Cola Bottling Co. Consolidated is listed on The NASDAQ Stock Market (Global Select Market) under the symbol COKE.

This annual report is printed on recycled paper.

Coca-Cola Bottling Co. Consolidated

CORPORATE INFORMATION

Transfer Agent and Dividend Disbursing Agent

The Company's transfer agent is responsible for stockholder records, issuance of stock certificates and distribution of dividend payments and IRS Form 1099s. The transfer agent also administers plans for dividend reinvestment and direct deposit. Stockholder requests and inquiries concerning these matters are most efficiently answered by corresponding directly with American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038. Communication may also be made by telephone Toll-Free (800) 937-5449 or via the Internet at www.amstock.com.

Stock Listing

The NASDAQ Stock Market (Global Select Market)
NASDAQ Symbol – COKE

Company Website

www.cokeconsolidated.com

The Company makes available free of charge through its Internet website its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

Corporate Office

The corporate office is located at 4100 Coca-Cola Plaza, Charlotte, North Carolina 28211. The mailing address is Coca-Cola Bottling Co. Consolidated, P. O. Box 31487, Charlotte, NC 28231.

Annual Meeting

The Annual Meeting of Stockholders of Coca-Cola Bottling Co. Consolidated will be held at Snyder Production Center, 4901 Chesapeake Drive, Charlotte, North Carolina 28216, on April 29, 2008, at 10 a.m. local time.

Form 10-K and Code of Ethics for Senior Financial Officers

A copy of the Company's Annual Report to the Securities and Exchange Commission (Form 10-K) and its Code of Ethics for Senior Financial Officers is available to stockholders without charge upon written request to James E. Harris, Senior Vice President and Chief Financial Officer, Coca-Cola Bottling Co. Consolidated, P. O. Box 31487, Charlotte, North Carolina 28231. This information may also be obtained from the Company's website listed above.

BOARD OF DIRECTORS

J. Frank Harrison, III
Chairman of the Board of Directors and
Chief Executive Officer
Coca-Cola Bottling Co. Consolidated

H. W. McKay Belk
President and Chief Merchandising Officer
Belk, Inc.

Sharon A. Decker
Chief Executive Officer
The Tapestry Group

William B. Elmore
President and Chief Operating Officer
Coca-Cola Bottling Co. Consolidated

Henry W. Flint
Vice Chairman of the Board of Directors
Coca-Cola Bottling Co. Consolidated

Deborah S. Harrison
Affiliate Broker
Fletcher Bright Company

Ned R. McWherter
Former Director of Piedmont Natural Gas Co., Inc.
and Volunteer Distributing Co., Inc.
Former Governor of the State of Tennessee

James H. Morgan
President and Chief Executive Officer
Krispy Kreme Doughnuts, Inc.

John W. Murrey, III
Assistant Professor
Appalachian School of Law

Carl Ware
Retired Executive Vice President,
Public Affairs and Administration
The Coca-Cola Company

Dennis A. Wicker
Partner
Helms Mulliss & Wicker, PLLC
Former Lieutenant Governor of the
State of North Carolina

EXECUTIVE OFFICERS

J. Frank Harrison, III
Chairman of the Board of Directors and
Chief Executive Officer

William B. Elmore
President and Chief Operating Officer

Henry W. Flint
Vice Chairman of the Board of Directors

Steven D. Westphal
Executive Vice President of Operations and Systems

William J. Billiard
Vice President, Controller and Chief Accounting Officer

Clifford M. Deal, III
Vice President, Treasurer

Norman C. George
President, ByB Brands, Inc.

James E. Harris
Senior Vice President and Chief Financial Officer

Kevin A. Henry
Assistant to the President and
Chief Human Resources Officer

Umesh M. Kasbekar
Senior Vice President, Planning and Administration

Melvin F. Landis, III
Senior Vice President, Chief Marketing and
Customer Officer

Lauren C. Steele
Vice President, Corporate Affairs

Jolanta T. Zwirek
Senior Vice President and Chief Information Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Coca-Cola Bottling Co. Consolidated:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Coca-Cola Bottling Co. Consolidated as of December 30, 2007 and December 31, 2006, and for each of the three years in the period ended December 30, 2007 (not presented herein) appearing in Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ending December 30, 2007; and in our report dated March 12, 2008, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Charlotte, North Carolina
March 12, 2008

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

In Thousands	Common Stock	Class B Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total
Balance on January 2, 2005	$9,704	$3,049	$ 98,255	$40,488	$(25,803)	$(61,254)	$ 64,439
Comprehensive income:							
Net income				22,951			22,951
Net change in minimum pension liability adjustment, net of tax					(4,313)		(4,313)
Total comprehensive income							18,638
Cash dividends paid							
Common ($1.00 per share)				(6,643)			(6,643)
Class B Common ($1.00 per share)				(2,441)			(2,441)
Issuance of Class B Common Stock		20	1,121				1,141
Conversion of Class B Common Stock into Common Stock	1	(1)					—
Balance on January 1, 2006	$9,705	$3,068	$ 99,376	$54,355	$(30,116)	$(61,254)	$ 75,134
Comprehensive income:							
Net income				23,243			23,243
Net change in minimum pension liability adjustment, net of tax					5,442		5,442
Total comprehensive income							28,685
Adjustment to initially apply SFAS No. 158, net of tax					(2,552)		(2,552)
Cash dividends paid							
Common ($1.00 per share)				(6,643)			(6,643)
Class B Common ($1.00 per share)				(2,460)			(2,460)
Issuance of Class B Common Stock		20	840				860
Stock compensation expense			929				929
Balance on December 31, 2006	$9,705	$3,088	$101,145	$68,495	$(27,226)	$(61,254)	$ 93,953
Comprehensive income:							
Net income				19,856			19,856
Foreign currency translation adjustments, net of tax					23		23
Pension and postretirement benefit adjustment, net of tax					14,452		14,452
Total comprehensive income							34,331
Cash dividends paid							
Common ($1.00 per share)				(6,644)			(6,644)
Class B Common ($1.00 per share)				(2,480)			(2,480)
Issuance of Class B Common Stock		20	(20)				—
Stock compensation expense			1,344				1,344
Conversion of Class B Common Stock into Common Stock	1	(1)					—
Balance on December 30, 2007	**$9,706**	**$3,107**	**$102,469**	**$79,227**	**$(12,751)**	**$(61,254)**	**$120,504**

These condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto which are included in the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2007.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In Thousands	Fiscal Year 2007	2006	2005
Cash Flows from Operating Activities			
Net income	**$ 19,856**	$ 23,243	$ 22,951
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation expense	**67,881**	67,334	68,222
Amortization of intangibles	**445**	550	880
Deferred income taxes	**(4,165)**	(7,030)	3,105
Losses on sale of property, plant and equipment	**445**	1,340	775
Amortization of debt costs	**2,678**	2,638	1,967
Stock compensation expense	**1,171**	929	860
Amortization of deferred gains related to terminated interest rate agreements	**(1,698)**	(1,689)	(1,679)
Minority interest	**2,003**	3,218	4,097
Decrease in current assets less current liabilities	**1,947**	5,863	4,042
(Increase) decrease in other noncurrent assets	**1,058**	3,585	(1,475)
Increase (decrease) in other noncurrent liabilities	**3,854**	2,736	(1,471)
Other	**23**	180	(180)
Total adjustments	**75,642**	79,654	79,143
Net cash provided by operating activities	**95,498**	102,897	102,094
Cash Flows from Investing Activities			
Additions to property, plant and equipment	**(48,226)**	(63,179)	(39,992)
Proceeds from the sale of property, plant and equipment	**8,566**	2,454	4,443
Investment in plastic bottle manufacturing cooperative	**(3,377)**	(2,338)	
Other		(243)	
Net cash used in investing activities	**(43,037)**	(63,306)	(35,549)
Cash Flows from Financing Activities			
Payment of long-term debt			(8,550)
Payment of current portion of long-term debt	**(100,000)**	(39)	
Proceeds (payment) of lines of credit, net	**7,400**	(6,500)	(1,500)
Cash dividends paid	**(9,124)**	(9,103)	(9,084)
Excess tax benefits from stock-based compensation	**173**		
Principal payments on capital lease obligations	**(2,435)**	(1,696)	(1,826)
Premium on exchange of long-term debt			(15,554)
Other	**(427)**	(38)	692
Net cash used in financing activities	**(104,413)**	(17,376)	(35,822)
Net increase (decrease) in cash	**(51,952)**	22,215	30,723
Cash at beginning of year	**61,823**	39,608	8,885
Cash at end of year	**$ 9,871**	$ 61,823	$ 39,608
Significant non-cash investing and financing activities			
Issuance of Class B Common Stock in connection with stock award	**$ 929**	$ 860	$ 1,141
Capital lease obligations incurred	**5,144**		
Exchange of long-term debt			164,757

These condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto which are included in the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2007.

LIABILITIES AND STOCKHOLDERS' EQUITY	Dec. 30, 2007	Dec. 31, 2006
Current liabilities:		
Current portion of debt	**$ 7,400**	$ 100,000
Current portion of obligations under capital leases	**2,602**	2,435
Accounts payable, trade	**51,323**	44,050
Accounts payable to The Coca-Cola Company	**11,597**	21,748
Other accrued liabilities	**54,511**	51,030
Accrued compensation	**23,447**	19,671
Accrued interest payable	**8,417**	10,008
Total current liabilities	**159,297**	248,942
Deferred income taxes	**168,540**	162,694
Pension and postretirement benefit obligations	**32,758**	57,757
Other liabilities	**93,632**	88,598
Obligations under capital leases	**77,613**	75,071
Long-term debt	**591,450**	591,450
Total liabilities	**1,123,290**	1,224,512
Commitments and Contingencies		
Minority interest	**48,005**	46,002
Stockholders' equity:		
Common Stock, $1.00 par value: Authorized-30,000,00 shares; Issued-9,706,051 and 9,705,551 shares, respectively	**9,706**	9,705
Class B Common Stock, $1.00 par value: Authorized-10,000,000 shares; Issued-3,107,766 and 3,088,266 shares, respectively	**3,107**	3,088
Capital in excess of par value	**102,469**	101,145
Retained earnings	**79,227**	68,495
Accumulated other comprehensive loss	**(12,751)**	(27,226)
	181,758	155,207
Less-Treasury stock, at cost:		
Common Stock-3,062,374 shares	**60,845**	60,845
Class B Common Stock-628,114 shares	**409**	409
Total stockholders' equity	**120,504**	93,953
Total	**$1,291,799**	$1,364,467

These condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto which are included in the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2007.

CONSOLIDATED

CONSOLIDATED BALANCE SHEETS

In Thousands (Except Share Data) ASSETS		Dec. 30, 2007		Dec. 31, 2006
Current assets:				
Cash and cash equivalents	**$**	**9,871**	$	61,823
Accounts receivable, trade, less allowance for doubtful accounts of $1,137 and $1,334, respectively		**92,499**		91,299
Accounts receivable from The Coca-Cola Company		**3,800**		4,915
Accounts receivable, other		**7,867**		8,565
Inventories		**63,534**		67,055
Prepaid expenses and other current assets		**20,758**		13,485
Total current assets		**198,329**		247,142
Property, plant and equipment, net		**359,930**		384,464
Leased property under capital leases, net		**70,862**		69,851
Other assets		**35,655**		35,542
Franchise rights, net		**520,672**		520,672
Goodwill, net		**102,049**		102,049
Other identifiable intangible assets, net		**4,302**		4,747
Total		**$1,291,799**		$1,364,467

These condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto which are included in the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2007.

CONSOLIDATED STATEMENTS OF OPERATIONS

In Thousands (Except Per Share Data)	Fiscal Year 2007	2006	2005
Net sales	**$1,435,999**	$1,431,005	$1,380,172
Cost of sales	**814,865**	808,426	761,261
Gross margin	**621,134**	622,579	618,911
Selling, delivery and administrative expenses	**538,806**	537,365	525,903
Amortization of intangibles	**445**	550	880
Income from operations	**81,883**	84,664	92,128
Interest expense	**47,641**	50,286	49,279
Minority interest	**2,003**	3,218	4,097
Income before income taxes	**32,239**	31,160	38,752
Income taxes	**12,383**	7,917	15,801
Net income	**$ 19,856**	$ 23,243	$ 22,951
Basic net income per share:			
Common Stock	**$ 2.18**	$ 2.55	$ 2.53
Weighted average number of Common Stock shares outstanding	**6,644**	6,643	6,643
Class B Common Stock	**$ 2.18**	$ 2.55	$ 2.53
Weighted average number of Class B Common Stock shares outstanding	**2,480**	2,460	2,440
Diluted net income per share:			
Common Stock	**$ 2.17**	$ 2.55	$ 2.53
Weighted average number of Common Stock shares outstanding — assuming dilution	**9,141**	9,120	9,083
Class B Common Stock	**$ 2.17**	$ 2.54	$ 2.53
Weighted average number of Class B Common Stock shares outstanding — assuming dilution	**2,497**	2,477	2,440

These condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto which are included in the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2007.



John Montgomery Belk
1920-2007

Coca-Cola Bottling Co. Consolidated lost a dear friend and member of its family when John Montgomery Belk passed away in August 2007. As a longtime board member of our Company, he touched many lives, and his leadership and insight will be missed. His legacy as a business leader, public servant and philanthropist will forever be remembered, as John Belk gave generously of himself for the betterment of the Charlotte community, the state and world.

John Belk served as the chief executive officer of the Belk department store organization for more than 50 years. He also held many key leadership roles on the local, state and national levels, including his service as president of the Charlotte Chamber of Commerce and as Mayor of the City of Charlotte from 1969 to 1977. As Charlotte's mayor, he presided over an unprecedented period of growth and prosperity during which Charlotte became a thriving city and major center for finance, commerce and air transportation. His administration set a positive example of how business and government can work together to build a better community.

John Belk was a devoted husband, father and grandfather, respectively, to his wife of 36 years, Claudia Watkins Belk, his daughter, Mary Claudia Pilon, and his three grandchildren.

John Belk cared deeply for his company, his community, his church and his family. Coca-Cola Bottling Co. Consolidated is honored to have had his wisdom as a board member, and we will always cherish his memory.

"Red-Silver-Black" – a strategy that works.


Coca-Cola
zero

In 2007, we initiated two tests that we believe will help re-energize our immediate consumption business. Our intelligent vending test in the Myrtle Beach, S.C., market equips each full-service vending machine with a radio transmitter that communicates data to a sophisticated computer program. This technology alerts us whenever a vending machine has a mechanical malfunction requiring repair, and allows us to optimize delivery frequency, product selection and inventory levels.

The 20-ounce package has been a longtime staple in convenience stores and a significant source of margin for our business. But as raw material costs have risen, the retail price of the 20-ounce package has also increased. Simultaneously, there has been an explosion of nonalcoholic beverage choices competing for the consumer's purchase decision in convenience stores. These two factors have led to a steady decline in our 20-ounce volume in the past several years. In response, we tested a dual package strategy – a combination of a 16-ounce package, more attractively priced than the 20-ounce, coupled with either a 24-ounce or one-liter package at a higher, but still attractive price. This test produced promising results, and we will expand this effort in 2008.

Many of the Company's selling territories suffered from a near-record drought in 2007, with local and state governments imposing a wide range of water-use restrictions. Fortunately, Coke Consolidated recognized the importance of being good stewards of this precious resource years ago. We are proud that our production centers exceed industry standards for water-usage efficiencies, and our production facilities are among the most water-efficient in the world. In fact, the Charlotte production center has been honored with the Environmental Excellence Award by the local water utility each of the last seven years. The Company has also been recognized for its leadership in the use of energy-efficient hybrid vehicles.

Embracing change can be unsettling for individuals and organizations. At Coke Consolidated, our employees have not only embraced change, but are committed to leading change. This Company has the most dedicated and talented workforce in the industry. With their commitment, we feel confident about this great Company's future success, no matter the challenges. We believe the best is yet to come.


DASANI
V8 Splash
vitaminenergy
DASANI
plus
cleanse
+ restore


Vegetables
Fruits
V8
FUSION
VEGETABLE & FRUIT
Strawberry
Banana
100% JUICE

While 2007 was indeed a challenging year, we are encouraged that the talented, dedicated team at Coke Consolidated responded to these challenges and delivered remarkably solid results.

As we reflect on 2007 and begin 2008, there are many positive things to celebrate. First and foremost are our people. The increasing pace of change in the beverage industry promises to accelerate even more. To continue to be a Coca-Cola system and industry leader, we are focusing our human-resource efforts on identifying the critical needs of the organization. We recognize our success is dependent on leadership at all levels in the Company. We are making great strides developing our ability to lead change through more effective employee communication, leadership development and succession planning.

Many of the initiatives we began several years ago have started to pay dividends in operational improvements and better equip the Company to perform well in another challenging year.

The team will undertake several new initiatives in 2008 to help meet our challenges. One critical need is to upgrade our sales order handheld devices and applications to handle the proliferation of SKUs and provide additional advanced functionality to our sales account managers. We also plan to upgrade our demand-planning software to better forecast sales, manage raw materials, source and ship product and manage inventory levels. Further, we will fine-tune our order assembly capability to improve our handling of low-velocity SKUs.

Another major initiative and capital expenditure for 2008 will be the installation of an automated, state-of-the-art order assembly system in our Charlotte production center. We believe this sophisticated manufacturing process – the first of its kind in the soft drink industry – will greatly improve order assembly accuracy while reducing costs.


LOW CARB
FUZE
slenderize
smartwater.
CITRUS FLAVOR
Full Throttle
UNLEADED

distributors. As we continue to develop and refine the system and the processes that support Coke Consolidated, we will also pursue these interested companies.

There is no question 2007 was a challenging year for Coke Consolidated – and we anticipate many of those challenges to continue in 2008. However, we maintain a very positive long-term outlook because we have a sound business plan, the right company culture, and truly great people who give their all each and every day. It is also important for us to remember we are stewards of one of the best-known and highly respected brand names in the world, something we take very seriously.

At Coke Consolidated, we have a unique and well-defined culture. We are proud that the Coke Consolidated employees embrace the values of honesty, morality, respectfulness, accountability, courage, discipline and optimism. We believe having these values at the center of our decision-making, and as a guiding foundation for the way we conduct business, gives us an edge in the highly complex and rapidly changing environment in which we compete.

Thank you for the opportunity to serve you. We look forward to an exciting 2008.


FUZE
fresh
Mixed Berry
18 FL OZ · 532 mL

J. Frank Harrison, III
Chairman of the Board and
Chief Executive Officer

William B. Elmore
President and Chief
Operating Officer


DASANI
plus
defend
+ protect


CINNABON
All Natural
Premium Coffee Drink
Espresso
& Cream



In 2007, we made real progress in addressing this issue. Our partners at The Coca-Cola Company made significant investments in the fast-growing still beverage category with purchases of the FUZE® and glacéau® companies. Glacéau's vitaminwater® and smartwater® lineups are outstanding products with strong consumer appeal. Vitaminwater already dominates the enhanced-water category, and given our customer relationships and distribution capabilities, we expect to significantly increase the growth trajectory for this brand. FUZE® has an outstanding line of premium juice drinks and teas, as well as a strong entry in the energy drink category under the NOS® trademark.

We also completed a distribution agreement with Campbell's® to sell a number of its vegetable and fruit drinks, including V8® 100% Vegetable Juice drinks, V8 V-Fusion® juice drinks and V8 Splash® juice drinks in certain package sizes for specific channels of trade.

The combination of these new products, along with our existing Minute Maid® product line, gives us leadership in the fruit/vegetable juice product category in all immediate consumption channels. We are very bullish on this expanded and enhanced portfolio of beverages and expect it to deliver significant growth in sales and gross margin going forward.

During the past several years, we have talked about our transformation from a traditional soft drink bottler primarily selling sparkling beverages into a total nonalcoholic beverage company. We believe 2007 demonstrates the most material advancement to date. We added the aforementioned products on a staged basis in the latter part of 2007, and this transformation provides us with real momentum moving into 2008. In addition, we remain focused on creating and building our own proprietary brands as a vital part of our long-term strategy.

We are excited about the expanded brand portfolio, but also recognize the critical importance of sparkling beverages. We are particularly encouraged by consumers' embrace of Coca-Cola Zero, and we believe a marketing emphasis on the strengths of our entire cola portfolio of Coke, Diet Coke and Coke Zero will be a winning strategy. This "Red-Silver-Black" portfolio strategy tells consumers we can deliver the best cola taste – with or without calories – with this family of mega brands.

One critical component in re-energizing sparkling beverages is packaging. The new 20-ounce "grip" bottle introduced in 2007 enjoyed positive consumer acceptance. In 2008, we will continue to innovate our sparkling beverage packaging, including the broad-scale availability of eight-pack eight-ounce cans and the introduction of a number of other exciting packaging offerings.

While our expanded brand and package portfolio creates great opportunities in the marketplace, the additions also create challenges in sales, warehousing and delivery. We added more than 125 new stock keeping units (SKUs) in 2007, and today we sell approximately 500 different brand and package combinations. This is a four-fold increase in the past eight years, and we expect this trend to continue for the foreseeable future. As a result, we continue to work diligently to improve our sales forecasting, product ordering, manufacturing, warehousing, distribution and delivery processes to better address the challenges this expanded product portfolio creates.

A prime example of this effort is our patented CooLift® delivery system, which we have implemented in a number of our sales locations and continue to refine. We believe this new delivery system not only has the potential to transform our delivery process, but also the cost structure of Coke Consolidated's delivery system. The CooLift® system has already attracted the interest of other bottlers and


CAFFEINE FREE
Diet
Coke
Sprite
zero

Dear Shareholders:

In 2007, our Company faced one of its most challenging years in its 106-year history. Significant raw material cost increases, dramatically escalating energy prices, increasingly competitive product categories and a continued softness in demand for carbonated – or sparkling – soft drinks presented unprecedented challenges. Despite these obstacles, Coca-Cola Bottling Co. Consolidated ("Coke Consolidated") generated solid operating results with net income of $19.9 million, or basic net income per share of $2.18.

Last year, we invested in the business by reorganizing our franchise business to improve operating efficiencies and offset, to some extent, these increased raw material costs. While we believe this restructuring is beneficial to our long-term performance, we did incur after-tax costs of $1.7 million, which negatively impacted our basic net income per share by $0.18. Without these restructuring costs in 2007, our net income totaled $21.6 million, which equates to basic net income per share of $2.36. This was a solid performance compared to net income in 2006 of $23.2 million, or basic net income per share of $2.55, especially when considering the 2006 results included a favorable benefit of $4.9 million, or basic net income per share of $0.54, due to a reduction in income tax expense as a result of agreements with state taxing authorities to settle certain tax positions.



We also continued our focus on improving the financial strength of our Company in 2007. We reduced our debt and capital lease obligations, net of cash, by approximately $38 million and strengthened our market position with a number of key customers. Also, the debt-reduction strategy we began in 2000 has successfully lowered our total debt (including capital leases and our Piedmont Bottling subsidiary for all years) from approximately $1.04 billion to $679 million at the end of 2007. This strategy has helped improve our profitability as interest expense has been reduced from $67.4 million in 2000 to $47.6 million in 2007.

While 2007 was a successful year, it was clearly a tale of two halves, with strong net sales, gross margin and net income in the first half and decidedly different results in the last half. We are disappointed in the second-half results; however, it is important to consider the dramatic cost increase in key raw materials. International instability and rising global demand for energy drove oil prices to $100 per barrel, pushing certain commodity costs, particularly diesel, to all-time highs. The increase in oil prices also directly contributed to double-digit cost increases for sweetener. For the second year in a row, the demand for ethanol and other corn byproducts caused prices for corn-based sweeteners to rise approximately 21 percent from the previous year. In addition, aluminum can prices were up approximately 18 percent in 2007.

To best address these challenges, the Company focused intensely on managing controllable expenses, in particular improving the efficiency and effectiveness of our supply chain. Further, we were very measured in capital spending in 2007, and will continue this discipline in 2008 while making the necessary investments to achieve long-term success.

Traditional sparkling beverages are our largest-selling product category, representing more than 80 percent of our total sales. Sales in this category continued to decline in 2007 due to reduced purchase frequency. There are many reasons for this, including the impact of higher retail pricing, a lack of effective innovation in the category and an increasing number of alternative beverages. This consumer trend away from sparkling beverages presents us with both challenges and opportunities.


vitamin
DASANI
plus
refresh
+ revive

Letter to Shareholders



FINANCIAL SUMMARY*

In Thousands (Except Per Share Data)	Fiscal Year 2007		2006		2005	
Net sales	$1,435,999		$1,431,005		$1,380,172	
Gross margin	621,134		622,579		618,911	
Income before income taxes	32,239		31,160		38,752	
Income taxes	12,383		7,917		15,801	
Net income	19,856		23,243		22,951	
Basic net income per share						
Common Stock	$	2.18	$	2.55	$	2.53
Class B Common Stock	$	2.18	$	2.55	$	2.53
Diluted net income per share						
Common Stock	$	2.17	$	2.55	$	2.53
Class B Common Stock	$	2.17	$	2.54	$	2.53

* The financial information in this Summary Annual Report was derived from and should be read in conjunction with the audited consolidated financial statements and notes thereto and management's discussion and analysis of the financial condition and results of operations, which are included in the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2007. The fiscal years presented are the 52-week periods ended December 30, 2007, December 31, 2006, and January 1, 2006.

This Summary Annual Report includes forward-looking statements that reflect management's current outlook for future periods. These statements relate to, among other things, continued capital spending discipline in 2008; the consumer trend away from sparkling beverages; significant growth in sales and gross margin from our enhanced-water category, fruit/vegetable juice product category and other still beverages; focus on our own proprietary brands; a marketing emphasis on the strengths of our entire cola portfolio of Coke, Diet Coke and Coke Zero; innovation of sparkling beverage packaging; continued additions of stock keeping units (SKUs) in 2008 and the challenge this creates; the CooLift® delivery system and the potential to transform our delivery process and the related cost structure; the upgrade of our sales order handheld devices; the upgrade of our demand-planning software; installation of an automated, state-of-the-art order assembly system will greatly improve order assembly accuracy while reducing costs; an expanded dual packaging strategy; new immediate consumption technology; and our positive outlook for the future. These forward-looking statements are subject to risks and uncertainties that could cause the anticipated events not to occur or actual results to differ materially from historical results or management's anticipated results. The forward-looking statements in this Summary Annual Report should be read in conjunction with the Risk Factors section and the detailed cautionary information regarding forward-looking statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2007. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 30, 2007

Commission file number 0-9286

Coca-Cola Bottling Co. Consolidated

(Exact name of registrant as specified in its charter)

Delaware	**56-0950585**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*

4100 Coca-Cola Plaza, Charlotte, North Carolina 28211

(Address of principal executive offices) (Zip Code)

(704) 557-4400

(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $1.00 Par Value	The Nasdaq Stock Market LLC

Securities Registered Pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.

	Market Value as of July 1, 2007
Common Stock, $1.00 Par Value	$234,199,768
Class B Common Stock, $1.00 Par Value	*

* No market exists for the shares of Class B Common Stock, which is neither registered under Section 12 of the Act nor subject to Section 15(d) of the Act. The Class B Common Stock is convertible into Common Stock on a share-for-share basis at the option of the holder.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Class	Outstanding as of February 29, 2008
Common Stock, $1.00 Par Value	6,643,677
Class B Common Stock, $1.00 Par Value	2,499,652

Documents Incorporated by Reference

Portions of Proxy Statement to be filed pursuant to Section 14 of the Exchange Act with respect to the 2008 Annual Meeting of Stockholders .... Part III, Items 10-14

Table of Contents

PART I

Item 1. *Business*

Introduction

Coca-Cola Bottling Co. Consolidated, a Delaware corporation (together with its majority-owned subsidiaries, the "Company"), produces, markets and distributes nonalcoholic beverages, primarily products of The Coca-Cola Company, Atlanta, Georgia ("The Coca-Cola Company") which include some of the most recognized and popular beverage brands in the world. The Company, which was incorporated in 1980, and its predecessors have been in the nonalcoholic beverage manufacturing and distribution business since 1902. Since 2000, the Company has placed significant emphasis on new product innovation and product line extensions as a strategy to increase overall revenue. The Company is the second largest Coca-Cola bottler in the United States.

The Coca-Cola Company currently owns approximately 27.2% of the Company's total outstanding Common Stock and Class B Common Stock on a combined basis. J. Frank Harrison, III, the Company's Chairman and Chief Executive Officer, is party to a Voting Agreement and Irrevocable Proxy with The Coca-Cola Company pursuant to which, among other things, Mr. Harrison, III has been granted an Irrevocable Proxy for life concerning the shares of Common Stock and Class B Common Stock owned by The Coca-Cola Company. Mr. Harrison, III currently owns or controls approximately 91.8% of the combined voting power of the Company's outstanding Common Stock and Class B Common Stock.

General

Nonalcoholic beverage products can be broken down into two categories:

- Sparkling beverages — primarily beverages with carbonation, including energy drinks; and
- Still beverages — primarily beverages without carbonation, including bottled water, tea, ready-to-drink coffee, enhanced water, juices and sports drinks.

The Company holds Bottle Contracts and Allied Bottle Contracts under which it produces, distributes and markets, in certain regions, sparkling beverage products of The Coca-Cola Company.

The Company also holds Noncarbonated Beverage Contracts under which it distributes and markets in certain regions still beverages of The Coca-Cola Company such as POWERade, Minute Maid Adult Refreshments and Minute Maid Juices To Go. The Company holds contracts to produce and market Dr Pepper in some of its regions. The Company also distributes and markets various other products, including Cinnabon Premium Coffee Lattes and Sundrop, in one or more of the Company's regions under agreements with the companies that hold and license the use of their trademarks for these beverages. In addition, the Company also produces beverages for other Coca-Cola bottlers. In some instances, the Company distributes beverages without a written agreement.

The Company's principal soft drink is Coca-Cola classic. In each of the last three fiscal years, sales of products bearing the "Coca-Cola" or "Coke" trademark have accounted for more than half of the Company's bottle/can volume to retail customers. In total, the products of The Coca-Cola Company accounted for approximately 89%, 90% and 90% of the Company's bottle/can volume to retail customers during fiscal years 2007, 2006 and 2005, respectively.

The Company offers a range of flavors designed to meet the demands of the Company's consumers. The main packaging materials for the Company's beverages are plastic bottles and aluminum cans. In addition, the Company provides restaurants and other immediate consumption outlets with fountain products ("post-mix"). Fountain products are dispensed through equipment that mixes the fountain syrup with carbonated or still water, enabling fountain retailers to sell finished products to consumers in cups or glasses.

Over the last 18 months, the Company has developed and begun to market and distribute certain products which it owns. These products include Respect, a vitamin and mineral enhanced beverage, Country Breeze tea and diet Country Breeze tea, Tum-E Yummies, a vitamin C enhanced flavored drink, and the energy drinks, Frigid Dog, Scalded Dog and Strait Dog. The Company may market and sell these products nationally.

The following table sets forth some of the Company's most important products, including both products that The Coca-Cola Company and other beverage companies have licensed to the Company and products that the Company owns.

The Coca-Cola Company			
Sparkling Beverages (Including Energy Products)	**Still Beverages**	**Products Licensed by Other Beverage Companies**	**Company Owned Products**
Coca-Cola classic	smartwater	Dr Pepper	Respect
Diet Coke	vitaminwater	Diet Dr Pepper	Tum-E Yummies
Coca-Cola Zero	vitaminenergy	Sundrop	Country Breeze tea
Sprite	Dasani	Cinnabon Premium Coffee Lattes	diet Country Breeze tea
Fanta Flavors	Dasani Flavors	BooKoo Beverages	Frigid Dog
Sprite Zero	Dasani Plus		Scalded Dog
Mello Yello	POWERade		Strait Dog
Vault	Minute Maid Adult Refreshments		
Coke Cherry	Minute Maid Juices To Go		
Seagrams Ginger Ale	Nestea		
Coke Zero Cherry	Gold Peak tea		
Diet Coke Plus	FUZE		
Diet Coke Splenda	V8 juice products from Campbell's		
Vault Zero			
Fresca			
Pibb Xtra			
Barqs Root Beer			
Tab			
Full Throttle			
NOS			

Beverage Agreements

The Company holds contracts with The Coca-Cola Company which entitle the Company to produce, market and distribute in its exclusive territory The Coca-Cola Company's soft drinks in bottles, cans and five gallon pressurized pre-mix containers. The Company is one of many companies holding such contracts. The Coca-Cola Company is the sole owner of the secret formulas pursuant to which the primary components (either concentrates or syrups) of Coca-Cola trademark beverages and other trademark beverages are manufactured. The concentrates, when mixed with water and sweetener, produce syrup which, when mixed with carbonated water, produces the soft drink known as "Coca-Cola classic" and other soft drinks of The Coca-Cola Company, which are manufactured and marketed by the Company. The Company also purchases sweeteners from The Coca-Cola Company. No royalty or other compensation is paid under the contracts with The Coca-Cola Company for the Company's right to use, in its territories, the tradenames and trademarks, such as "Coca-Cola classic" and their associated patents, copyrights, designs and labels, which are owned by The Coca-Cola Company. The Coca-Cola Company has no rights under these contracts to establish the resale prices at which the Company sells its products. The Company has similar arrangements with Cadbury Schweppes Americas Beverages ("Cadbury Schweppes") and other beverage companies.

Bottle Contracts for Coca-Cola Trademark Beverages. The Company is party to standard bottle contracts with The Coca-Cola Company for each of its bottling territories (the "Bottle Contracts") which provide that the Company will purchase its entire requirement of concentrates and syrups for beverages bearing the trademark "Coca-Cola" or "Coke" (the "Coca-Cola Trademark Beverages") from The Coca-Cola Company. The Company may not produce, deal in or otherwise handle any "cola product" other than those of The Coca-Cola Company. The Company has the exclusive right to distribute Coca-Cola Trademark Beverages for sale in its territories in authorized containers of the nature currently used by the Company, which include cans and nonrefillable bottles. The Coca-Cola Company may determine from time to time the type of containers to authorize for use by the Company. The Company cannot sell Coca-Cola Trademark Beverages outside of its exclusive territories.

The prices The Coca-Cola Company charges for concentrate and syrup under the Bottle Contracts are set by The Coca-Cola Company. Except as provided in the Supplementary Agreement described below, there are no limitations on prices for concentrate or syrup. Consequently, the prices at which the Company purchases concentrate and syrup in the future under the Bottle Contracts may vary materially from the prices it has paid during the periods covered by the financial information included in this report.

Under the Bottle Contracts, the Company is obligated:

- to maintain such plant, equipment, staff and distribution and vending facilities as are capable of manufacturing, packaging and distributing the Coca-Cola Trademark Beverages in authorized containers, and in sufficient quantities to satisfy fully the demand for these beverages in its territories;
- to undertake adequate quality control measures and maintain sanitation standards prescribed by The Coca-Cola Company;
- to develop, stimulate and satisfy fully the demand for Coca-Cola Trademark Beverages and to use all approved means, and to spend such funds on advertising and other forms of marketing as may be reasonably required, to meet that objective; and
- to maintain such sound financial capacity as may be reasonably necessary to assure performance by the Company and its affiliates of their obligations to The Coca-Cola Company.

The Bottle Contracts require the Company to submit to The Coca-Cola Company each year its plans for marketing, management and advertising with respect to the Coca-Cola Trademark Beverages for the ensuing year. Such plans must demonstrate that the Company has the financial capacity to perform its duties and obligations to The Coca-Cola Company under the Bottle Contracts. The Bottle Contracts require that the Company obtain The Coca-Cola Company's approval of those plans, which approval may not be unreasonably withheld, and the Bottle Contracts provide that if the Company carries out its plans in all material respects, it will have satisfied its contractual obligations to The Coca-Cola Company. The Bottle Contracts further provide that failure to carry out such plans in all material respects would constitute an event of default which, if not cured within 120 days of notice of such failure, would give The Coca-Cola Company the right to terminate the Bottle Contracts. The Bottle Contracts further provide that if the Company at any time fails to carry out a plan in all material respects with respect to any geographic segment (as defined by The Coca-Cola Company) of its territory, and if that failure is not cured within six months of notice of such failure, The Coca-Cola Company may reduce the territory covered by the applicable Bottle Contract by eliminating the portion of the territory with respect to which the failure has occurred.

The Coca-Cola Company has no obligation under the Bottle Contracts to participate with the Company in expenditures for advertising and marketing. As it has in the past, The Coca-Cola Company may contribute to such expenditures and undertake independent advertising and marketing activities, as well as advertising and sales promotion programs which require mutual cooperation and financial support of the Company. The future levels of marketing funding support and promotional funds provided by The Coca-Cola Company may vary materially from the levels provided during the periods covered by the information included in this report.

The Coca-Cola Company has the sole and exclusive right and discretion to reformulate any of the Coca-Cola Trademark Beverages. In addition, The Coca-Cola Company has the right to discontinue any of the Coca-Cola Trademark Beverages, subject to certain limitations, so long as all Coca-Cola Trademark Beverages are not discontinued. The Coca-Cola Company may also introduce new beverages under the trademarks "Coca-Cola" or "Coke" or any modification thereof, and in that event the Company would be obligated to manufacture, package, distribute and sell the new beverages with the same duties as exist under the Bottle Contracts with respect to Coca-Cola Trademark Beverages.

If the Company acquires the right to manufacture and sell Coca-Cola Trademark Beverages in any additional territory, the Company has agreed that such new territory will be covered by a standard contract in the same form as the Bottle Contracts and that any existing agreement with respect to the acquired territory automatically shall be amended to conform to the terms of the Bottle Contracts. In addition, if the Company acquires control, directly or indirectly, of any bottler of Coca-Cola Trademark Beverages, or any party controlling a bottler of Coca-Cola

Trademark Beverages, the Company must cause the acquired bottler to amend its franchises for the Coca-Cola Trademark Beverages to conform to the terms of the Bottle Contracts.

The Bottle Contracts are perpetual, subject to termination by The Coca-Cola Company in the event of default by the Company. Events of default by the Company include:

- the Company's insolvency, bankruptcy, dissolution, receivership or similar conditions;
- the Company's disposition of any interest in the securities of any bottling subsidiary without the consent of The Coca-Cola Company;
- termination of any agreement regarding the manufacture, packaging, distribution or sale of Coca-Cola Trademark Beverages between The Coca-Cola Company and any person that controls the Company;
- any material breach of any obligation arising under the Bottle Contracts (including failure to make timely payment for any concentrate or syrup or of any other debt owing to The Coca-Cola Company, failure to meet sanitary or quality control standards, failure to comply strictly with manufacturing standards and instructions, failure to carry out an approved plan as described above, and failure to cure a violation of the terms regarding imitation products) that remains uncured for 120 days after notice by The Coca-Cola Company;
- producing, manufacturing, selling or dealing in any product or any concentrate or syrup which might be confused with those of The Coca-Cola Company;
- selling any product under any trade dress, trademark or tradename or in any container that is an imitation of a trade dress or container in which The Coca-Cola Company claims a proprietary interest; and
- owning any equity interest in or controlling any entity which performs any of the activities described in the immediately preceding two items.

In addition, upon termination of the Bottle Contracts for any reason, The Coca-Cola Company, at its discretion, may also terminate any other agreements with the Company regarding the manufacture, packaging, distribution, sale or promotion of soft drinks, including the Allied Bottle Contracts described below.

The Company is prohibited from assigning, transferring or pledging its Bottle Contracts or any interest therein, whether voluntarily or by operation of law, without the prior consent of The Coca-Cola Company. Moreover, the Company may not enter into any contract or other arrangement to manage or participate in the management of any other Coca-Cola bottler without the prior consent of The Coca-Cola Company.

The Coca-Cola Company may automatically amend the Bottle Contracts if 80% of the domestic bottlers who are parties to agreements with The Coca-Cola Company containing substantially the same terms as the Bottle Contracts, which bottlers purchased for their own account 80% of the syrup and equivalent gallons of concentrate for Coca-Cola Trademark Beverages purchased for the account of all such bottlers, agree that their bottle contracts shall be likewise amended.

Allied Bottle Contracts with The Coca-Cola Company. The Company is a party to other contracts with The Coca-Cola Company (the "Allied Bottle Contracts") which grant exclusive rights to the Company with respect to the distribution of sparkling beverages that are not Coca-Cola Trademark Beverages (the "Allied Beverages") for sale in authorized containers in its territories. These contracts contain provisions that are similar to those of the Bottle Contracts with respect to pricing, authorized containers, planning, quality control, trademark and transfer restrictions and related matters. Each Allied Bottle Contract has a term of ten years and is renewable by the Company for an additional ten years at the end of each ten-year period, but is subject to termination by The Coca-Cola Company in the event of:

- the Company's insolvency, bankruptcy, dissolution, receivership or similar condition;
- termination of the Company's Bottle Contracts covering the same territory by either party for any reason; and
- any material breach of any obligation of the Company under the Allied Bottle Contracts that remains uncured for 120 days after notice by The Coca-Cola Company.

The territories covered by the Allied Bottle Contracts are the same as the territories covered by the Bottle Contracts, except the Company does not sell Pibb Xtra in the territories where the Company sells Dr Pepper. The Company intends to renew substantially all the Allied Bottle Contracts as they expire.

Supplementary Agreement Relating to Bottle Contracts and Allied Bottle Contracts. The Company and The Coca-Cola Company are also parties to a Supplementary Agreement (the "Supplementary Agreement") that modifies some of the provisions of the Bottle Contracts for the Coca-Cola Trademark Beverages and the Allied Bottle Contracts. The Supplementary Agreement provides that The Coca-Cola Company will:

- exercise good faith and fair dealing in its relationship with the Company under the Bottle Contracts and Allied Bottle Contracts;
- offer marketing funding support and exercise its rights under the Bottle Contracts and Allied Bottle Contracts in a manner consistent with its dealings with comparable bottlers;
- offer to the Company any written amendment to the Bottle Contracts or Allied Bottle Contracts (except amendments dealing with transfer of ownership) which it offers to any other bottler in the United States; and
- subject to certain limited exceptions, sell syrups and concentrates to the Company at prices no greater than those charged to other bottlers which are parties to contracts substantially similar to the Bottle Contracts and Allied Bottle Contracts.

The Supplementary Agreement permits transfers of the Company's capital stock that would otherwise be limited by the Bottle Contracts.

Noncarbonated Beverage Contracts with The Coca-Cola Company. The Company purchases and distributes certain still beverages such as sports drinks, teas and juice drinks primarily in finished form from The Coca-Cola Company, and produces, markets and distributes Dasani water, pursuant to the terms of marketing and distribution agreements (the "Noncarbonated Beverage Contracts"). The Noncarbonated Beverage Contracts contain provisions that are similar to the Bottle Contracts and Allied Bottle Contracts with respect to authorized containers, planning and related matters, but the Noncarbonated Beverage Contracts also have certain significant differences. Unlike the Bottle Contracts and Allied Bottle Contracts which grant the Company exclusivity in the distribution of the respective beverages in the territory, the Noncarbonated Beverage Contracts grant exclusivity but permit The Coca-Cola Company to test market the still beverage products in the territory, subject to the Company's right of first refusal, and to sell the still beverages to commissaries for delivery to retail outlets in the Company's territory where still beverages are consumed on-premises, including restaurants. The Coca-Cola Company must pay the Company certain fees in the event of such commissary sales. Also, under the Noncarbonated Beverage Contracts, the Company may not sell other beverages in the same product category. The Coca-Cola Company establishes the pricing the Company must pay for the still beverages or, in the case of Dasani, the concentrate. Each of the Noncarbonated Beverage Contracts has a term of ten or fifteen years and is renewable by the Company at the end of each term. The Company intends to renew substantially all the Noncarbonated Beverage Contracts as they expire.

Other Bottling Agreements. The bottling agreements with most other beverage companies are similar to those described above in that they are renewable at the option of the Company. The price the beverage companies may charge for syrup or concentrate is set by the beverage companies from time to time. These bottling agreements also contain similar restrictions on the use of trademarks, approved bottles, cans and labels and sale of imitations or substitutes as well as termination for cause provisions. Sales of beverages by the Company under these agreements represented approximately 11%, 10% and 10% of the Company's bottle/can volume to retail customers for 2007, 2006 and 2005, respectively. The territories covered by bottling agreements for products of beverage companies other than The Coca-Cola Company in most cases correspond with the territories covered by the Bottle Contracts. The variations do not have a material effect on the Company's business.

Post-Mix Rights and Sales to Other Bottlers. The Company also has the non-exclusive right to sell Coca-Cola classic and other post-mix of The Coca-Cola Company and fountain syrups of Cadbury Schweppes relating to Dr Pepper and Sundrop. In addition, the Company produces some products for sale to other Coca-Cola bottlers.

Sales to other bottlers have lower margins but allow the Company to achieve higher utilization of its production equipment and facilities.

The Company's net sales by category as a percentage of total net sales were as follows:

	Fiscal Year		
	2007	2006	2005
Bottle/can sales under beverage contracts	84%	83%	84%
Post-mix and other sales	7%	6%	6%
Sales to other Coca-Cola bottlers	9%	11%	10%
Total	100%	100%	100%

The decrease in sales to other Coca-Cola bottlers in 2007 compared to 2006 resulted primarily from decreased volume related to shipments of Full Throttle, an energy product of The Coca-Cola Company. During the first half of 2007, the Company produced this energy drink, Full Throttle, for many of the Coca-Cola bottlers in the eastern half of the United States. During the second half of 2007, most of these Coca-Cola bottlers found an alternative source for the product.

Agreement with The Coca-Cola Company

On March 10, 2008, the Company entered into a letter agreement with The Coca-Cola Company regarding brand innovation and distribution collaboration. Under the letter agreement, the Company granted to The Coca-Cola Company the option to purchase any nonalcoholic beverage brands then or thereafter owned by the Company. The option is exercisable as to each brand at a formula-based price during the two-year period that begins after that brand has achieved a specified level of net operating revenue or, if earlier, beginning five years after the introduction of that brand into the market with a minimum level of net operating revenue (except that, with respect to brands owned at the date of the letter agreement, the five-year period does not begin earlier than the date of the letter agreement).

Markets and Production and Distribution Facilities

The Company currently holds bottling rights from The Coca-Cola Company covering the majority of North Carolina, South Carolina and West Virginia, and portions of Alabama, Mississippi, Tennessee, Kentucky, Virginia, Pennsylvania, Georgia and Florida. The total population within the Company's bottling territory is approximately 19.0 million.

The Company currently operates in seven principal geographic markets. Certain information regarding each of these markets follows:

1. *North Carolina.* This region includes the majority of North Carolina, including Raleigh, Greensboro, Winston-Salem, High Point, Hickory, Asheville, Fayetteville, Wilmington, Charlotte and the surrounding areas. The region has an estimated population of 8.3 million. A production/distribution facility is located in Charlotte and 16 sales distribution facilities are located in the region.

2. *South Carolina.* This region includes the majority of South Carolina, including Charleston, Columbia, Greenville, Myrtle Beach and the surrounding areas. The region has an estimated population of 3.5 million. There are 6 sales distribution facilities in the region.

3. *South Alabama.* This region includes a portion of southwestern Alabama, including Mobile and surrounding areas, and a portion of southeastern Mississippi. The region has an estimated population of .9 million. A production/distribution facility is located in Mobile and 4 sales distribution facilities are located in the region.

4. *South Georgia.* This region includes a small portion of eastern Alabama, a portion of southwestern Georgia including Columbus and surrounding areas and a portion of the Florida Panhandle. This region has an estimated population of 1.1 million. There are 5 sales distribution facilities located in the region.

5. *Middle Tennessee.* This region includes a portion of central Tennessee, including Nashville and surrounding areas, a small portion of southern Kentucky and a small portion of northwest Alabama. The region has an estimated population of 2.2 million. A production/distribution facility is located in Nashville and 3 sales distribution facilities are located in the region.

6. *Western Virginia.* This region includes most of southwestern Virginia, including Roanoke and surrounding areas, a portion of the southern piedmont of Virginia, a portion of northeastern Tennessee and a portion of southeastern West Virginia. The region has an estimated population of 1.6 million. A production/distribution facility is located in Roanoke and 4 sales distribution facilities are located in the region.

7. *West Virginia.* This region includes most of the state of West Virginia and a portion of southwestern Pennsylvania. The region has an estimated population of 1.4 million. There are 8 sales distribution facilities located in the region.

The Company is a member of South Atlantic Canners ("SAC"), a manufacturing cooperative located in Bishopville, South Carolina. All eight members of SAC are Coca-Cola bottlers and each member has equal voting rights. The Company receives a fee for managing the day-to-day operations of SAC pursuant to a management agreement. Management fees earned from SAC were $1.4 million, $1.6 million and $1.5 million in 2007, 2006 and 2005, respectively. SAC's bottling lines supply a portion of the Company's volume requirements for finished products. The Company has a commitment with SAC that requires minimum annual purchases of 17.5 million cases of finished products through May 2014. Purchases from SAC by the Company for finished products were $149 million, $133 million and $127 million in 2007, 2006 and 2005, respectively, or 30.6 million cases, 29.3 million cases and 28.3 million cases of finished product, respectively.

Raw Materials

In addition to concentrates obtained from The Coca-Cola Company and other beverage companies for use in its soft drink manufacturing, the Company also purchases sweetener, carbon dioxide, plastic bottles, cans, closures and other packaging materials as well as equipment for the production, distribution and marketing of soft drinks. Except for sweetener, cans, carbon dioxide and plastic bottles, the Company purchases its raw materials from multiple suppliers.

The Company purchases substantially all of its plastic bottles (20-ounce, half-liter and 2-liter sizes) from manufacturing plants which are owned and operated by Southeastern Container and Western Container, two entities owned by Coca-Cola bottlers including the Company. The Company currently obtains all of its aluminum cans (8-ounce, 12-ounce and 16-ounce sizes) from one domestic supplier.

None of the materials or supplies used by the Company are currently in short supply, although the supply of specific materials (including plastic bottles, which are formulated using petroleum-based products) could be adversely affected by strikes, weather conditions, governmental controls or national emergency conditions.

Along with all the other Coca-Cola bottlers in the United States, the Company is a member in Coca-Cola Bottlers' Sales and Services Company, LLC ("CCBSS"), which was formed in 2003 for the purposes of facilitating various procurement functions and distributing certain specified beverage products of The Coca-Cola Company with the intention of enhancing the efficiency and competitiveness of the Coca-Cola bottling system in the United States. CCBSS has negotiated the procurement for the majority of the Company's raw materials (excluding concentrate) since 2004.

Beginning in the first quarter of 2007, the majority of the Company's aluminum packaging requirements did not have any ceiling price protection. The cost of aluminum cans increased approximately 18% in 2007. High fructose corn syrup costs also increased significantly during 2007 as a result of increasing demand for corn products around the world such as for ethanol production. The cost of high fructose corn syrup increased approximately 21% in 2007. During 2008, the Company expects raw material costs to increase less than they did in 2007, but to remain above historical averages.

Customers and Marketing

The Company's products are sold and distributed directly to retail stores and other outlets, including food markets, institutional accounts and vending machine outlets. During 2007, approximately 68% of the Company's bottle/can volume to retail customers was sold for future consumption. The remaining bottle/can volume to retail customers of approximately 32% was sold for immediate consumption, primarily through dispensing machines owned either by the Company, retail outlets or third party vending companies. The Company's largest customer, Wal-Mart Stores, Inc., accounted for approximately 19% of the Company's total bottle/can volume to retail customers and the second largest customer, Food Lion, LLC, accounted for approximately 12% of the Company's total bottle/can volume to retail customers. Wal-Mart Stores, Inc. accounted for approximately 13% of the Company's total net sales. All of the Company's sales are to customers in the United States.

New product introductions, packaging changes and sales promotions have been the primary sales and marketing practices in the nonalcoholic beverage industry in recent years and have required and are expected to continue to require substantial expenditures. Brand introductions from The Coca-Cola Company in the last three years include Coca-Cola Zero, Vault, Vault Zero, Dasani flavors, Full Throttle, Gold Peak tea products, Diet Coke Plus and Dasani Plus. The Company began distribution of four of its own products, Respect, Country Breeze tea, diet Country Breeze tea and Tum-E Yummies, in 2007. In addition, the Company also began distribution of BooKoo energy products, NOS products (energy drinks from FUZE, a subsidiary of The Coca-Cola Company), juice products from FUZE and V8 products from Campbell's during 2007. In the fourth quarter of 2007, the Company began distribution of glacéau products, a wholly-owned subsidiary of The Coca-Cola Company that produces branded enhanced beverages including vitaminwater, smartwater and vitaminenergy. New packaging introductions include the 20-ounce "grip" bottle during 2007. New product and packaging introductions have resulted in increased operating costs for the Company due to special marketing efforts, obsolescence of replaced items and, in some cases, higher raw material costs.

The Company sells its products primarily in nonrefillable bottles and cans, in varying proportions from market to market. There may be as many as 25 different packages for Coca-Cola classic within a single geographic area. Bottle/can volume to retail customers during 2007 was approximately 47% cans, 52% nonrefillable bottles and 1% other containers.

Advertising in various media, primarily television and radio, is relied upon extensively in the marketing of the Company's products. The Coca-Cola Company and Cadbury Schweppes (the "Beverage Companies") make substantial expenditures on advertising in the Company's territories. The Company has also benefited from national advertising programs conducted by the Beverage Companies. In addition, the Company expends substantial funds on its own behalf for extensive local sales promotions of the Company's products. Historically, these expenses have been partially offset by marketing funding support which the Beverage Companies provide to the Company in support of a variety of marketing programs, such as point-of-sale displays and merchandising programs. However, the Beverage Companies are under no obligation to provide the Company with marketing funding support in the future.

The substantial outlays which the Company makes for marketing and merchandising programs are generally regarded as necessary to maintain or increase revenue, and any significant curtailment of marketing funding support provided by the Beverage Companies for marketing programs which benefit the Company could have a material adverse effect on the operating and financial results of the Company.

Seasonality

Sales are seasonal with the highest sales volume occurring in May, June, July and August. The Company has adequate production capacity to meet sales demand for sparkling and still beverages during these peak periods. Sales volume can be impacted by weather conditions. See "Item 2. Properties" for information relating to utilization of the Company's production facilities.

Competition

The nonalcoholic beverage market is highly competitive. The Company's competitors include bottlers and distributors of nationally advertised and marketed products, regionally advertised and marketed products, as well as bottlers and distributors of private label beverages in supermarket stores. The sparkling beverage market (including energy products) comprised 85% of the Company's bottle/can volume to retail customers in 2007. In each region in which the Company operates, between 75% and 95% of sparkling beverage sales in bottles, cans and pre-mix containers are accounted for by the Company and its principal competition, which in each region includes the local bottler of Pepsi-Cola and, in some regions, also includes the local bottler of Dr Pepper, Royal Crown and/or 7-Up products.

The principal methods of competition in the soft drink industry are point-of-sale merchandising, new product introductions, new vending and dispensing equipment, packaging changes, pricing, price promotions, product quality, retail space management, customer service, frequency of distribution and advertising. The Company believes that it is competitive in its territories with respect to these methods of competition.

Government Regulation

The production and marketing of beverages are subject to the rules and regulations of the United States Food and Drug Administration ("FDA") and other federal, state and local health agencies. The FDA also regulates the labeling of containers.

As a manufacturer, distributor and seller of beverage products of The Coca-Cola Company and other soft drink manufacturers in exclusive territories, the Company is subject to antitrust laws of general applicability. However, pursuant to the United States Soft Drink Interbrand Competition Act, soft drink bottlers such as the Company may have an exclusive right to manufacture, distribute and sell a soft drink product in a defined geographic territory if that soft drink product is in substantial and effective competition with other products of the same general class in the market. The Company believes there is such substantial and effective competition in each of the exclusive geographic territories in the United States in which the Company operates.

From time to time, legislation has been proposed in Congress and by certain state and local governments which would prohibit the sale of soft drink products in nonrefillable bottles and cans or require a mandatory deposit as a means of encouraging the return of such containers in an attempt to reduce solid waste and litter. The Company is currently not impacted by this type of proposed legislation.

Soft drink and similar-type taxes have been in place in West Virginia and Tennessee for several years.

The Company has experienced public policy challenges regarding the sale of soft drinks in schools, particularly elementary, middle and high schools. At December 30, 2007, a number of states had regulations restricting the sale of soft drinks and other foods in schools. Many of these restrictions have existed for several years in connection with subsidized meal programs in schools. The focus has more recently turned to the growing health, nutrition and obesity concerns of today's youth. Restrictive legislation, if widely enacted, could have an adverse impact on the Company's products, image and reputation.

The Company's tax filings are subject to audit by taxing authorities in jurisdictions where it conducts business. These audits may result in assessments of additional taxes that are subsequently resolved with the authorities or potentially through the courts. Management believes the Company has adequately accrued for any ultimate amounts that are likely to result from these audits; however, final assessments, if any, could be different than the amounts recorded in the consolidated financial statements.

Environmental Remediation

The Company does not currently have any material capital expenditure commitments for environmental compliance or environmental remediation for any of its properties. The Company does not believe compliance with federal, state and local provisions that have been enacted or adopted regarding the discharge of materials into the environment, or otherwise relating to the protection of the environment, will have a material effect on its capital expenditures, earnings or competitive position.

Employees

As of February 1, 2008, the Company had approximately 5,800 full-time employees, of whom approximately 400 were union members. The total number of employees, including part-time employees, was approximately 6,800.

Approximately 7% of the Company's labor force is currently covered by collective bargaining agreements. Two collective bargaining agreements covering approximately 5% of the Company's employees expire in 2008.

Exchange Act Reports

The Company makes available free of charge through its Internet website, www.cokeconsolidated.com, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such materials are electronically filed with or furnished to the Securities and Exchange Commission (SEC). The SEC maintains an Internet website, www.sec.gov, which contains reports, proxy and information statements, and other information filed electronically with the SEC. Any materials that the Company files with the SEC may also be read and copied at the SEC's Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D. C. 20549.

Information on the operations of the Public Reference Room is available by calling the SEC at 1-800-SEC-0330. The information provided on the Company's website is not part of this report and is not incorporated herein by reference.

Item 1A. *Risk Factors*

In addition to other information in this Form 10-K, the following risk factors should be considered carefully in evaluating the Company's business. The Company's business, financial condition or results of operations could be materially and adversely affected by any of these risks. Additional risks and uncertainties, including risks and uncertainties not presently known to the Company or that the Company currently deems immaterial, may also impair its business and results of operations.

The Company may not be able to respond successfully to changes in the marketplace.

The Company operates in the highly competitive nonalcoholic beverage industry and faces strong competition from other general and specialty beverage companies. The Company's response to continued and increased customer and competitor consolidations and marketplace competition may result in lower than expected net pricing of the Company's products. The Company's ability to gain or maintain the Company's share of sales or gross margins may be limited by the actions of the Company's competitors, which may have advantages in setting their prices because of lower raw material costs. Competitive pressures in the markets in which the Company operates may cause channel and product mix to shift away from more profitable channels and packages. If the Company is unable to maintain or increase volume in higher-margin products and in packages sold through higher-margin channels (e.g. immediate consumption), pricing and gross margins could be adversely affected. The Company's efforts to improve pricing may result in lower than expected sales volume.

Changes in how significant customers market or promote the Company's products could reduce revenue.

The Company's revenue is impacted by how significant customers market or promote the Company's products. Revenue has been negatively impacted by less aggressive price promotion by some retailers in the future consumption channels in the past several years. If the Company's significant customers change the manner in which they market or promote the Company's products, the Company's revenue and profitability could be adversely impacted.

Changes in public and consumer preferences related to nonalcoholic beverages could reduce demand for the Company's products and reduce profitability.

The Company's business depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of the Company's business in large measure depends on working with the

Beverage Companies to meet the changing preferences of the broad consumer market. Health and wellness trends throughout the marketplace have resulted in a shift from sugar sparkling beverages to diet sparkling beverages, tea, sports drinks and bottled water over the past several years. Failure to satisfy changing consumer preferences could adversely affect the profitability of the Company's business.

The Company's sales can be impacted by the health and stability of the general economy.

Unfavorable changes in general economic conditions, such as a recession or economic slowdown in the geographic markets in which the Company does business, may have the temporary effect of reducing the demand for certain of the Company's products. For example, economic forces may cause consumers to shift away from purchasing higher-margin products and packages sold through immediate consumption and other highly profitable channels, which could adversely affect the Company's price realization and gross margins.

Miscalculation of the Company's need for infrastructure investment could impact the Company's financial results.

Projected requirements of the Company's infrastructure investments may differ from actual levels if the Company's volume growth is not as the Company anticipates. The Company's infrastructure investments are generally long-term in nature; therefore, it is possible that investments made today may not generate the returns expected by the Company due to future changes in the marketplace. Significant changes from the Company's expected returns on cold drink equipment, fleet, technology and supply chain infrastructure investments could adversely affect the Company's consolidated financial results.

The Company's inability to meet requirements under its bottling contracts could result in the loss of distribution rights.

Approximately 89% of the Company's bottle/can volume with retail customers consists of products of The Coca-Cola Company, which is the sole supplier of the concentrates or syrups required to manufacture these products. The remaining 11% of the Company's bottle/can volume with retail customers generally consists of products of other beverage companies and the Company's own products. The Company must satisfy various requirements under its bottling contracts. Failure to satisfy these requirements could result in the loss of distribution rights for the respective products.

Material changes in, or the Company's inability to satisfy, the performance requirements for marketing funding support, or decreases from historic levels of marketing funding support, could reduce the Company's profitability.

Material changes in the performance requirements, or decreases in the levels of marketing funding support historically provided, under marketing programs with The Coca-Cola Company and other beverage companies, or the Company's inability to meet the performance requirements for the anticipated levels of such marketing funding support payments, could adversely affect the Company's profitability. The Coca-Cola Company and other beverage companies are under no obligation to continue marketing funding support at historic levels.

Changes in The Coca-Cola Company's and other beverage companies' levels of advertising, marketing spending and product innovation could reduce the Company's sales volume.

The Coca-Cola Company's and other beverage companies' levels of advertising, marketing spending and product innovation directly impact the Company's operations. While the Company does not believe there will be significant changes in the levels of marketing and advertising by the Beverage Companies, there can be no assurance that historic levels will continue. In addition, if the volume of sugar sparkling beverages continues to decline, the Company's volume growth will continue to be dependent on product innovation by the Beverage Companies, especially The Coca-Cola Company. Decreases in Beverage Company marketing, advertising and product innovation could adversely impact the profitability of the Company.

The inability of the Company's aluminum can or plastic bottle suppliers to meet the Company's purchase requirements could reduce the Company's profitability.

The Company currently obtains all of its aluminum cans from one domestic supplier and all of its plastic bottles from two domestic cooperatives. The inability of these aluminum can or plastic bottle suppliers to meet the Company's requirements for containers could result in short-term shortages until alternative sources of supply can be located. The Company attempts to mitigate these risks by working closely with key suppliers and by purchasing business interruption insurance where appropriate. Failure of the aluminum can or plastic bottle suppliers to meet the Company's purchase requirements could reduce the Company's profitability.

The inability of the Company to offset higher raw material costs with higher selling prices, increased bottle/can volume or reduced expenses could have an adverse impact on the Company's profitability.

Packaging costs, primarily aluminum cans, and high fructose corn syrup cost increased significantly in 2007. The Company expects concentrate, plastic bottles, aluminum cans and high fructose corn syrup costs to increase in 2008. In addition, there are no limits on the prices The Coca-Cola Company and other beverage companies can charge for concentrate. If the Company cannot offset higher raw material costs with higher selling prices, increased sales volume or reductions in other costs, the Company's profitability could be adversely affected.

In recent years, there has been consolidation among suppliers of certain of the Company's raw materials. The reduction in the number of competitive sources of supply could have an adverse effect upon the Company's ability to negotiate the lowest costs and, in light of the Company's relatively small in-plant raw material inventory levels, has the potential for causing interruptions in the Company's supply of raw materials.

With the introduction of FUZE, Campbell and glacéau products into the Company's portfolio during 2007, the Company is becoming increasingly reliant on purchased finished goods from external sources versus the Company's internal production. As a result, the Company is subject to incremental risk including, but not limited to, product availability, price variability, product quality and production capacity shortfalls for externally purchased finished goods.

Sustained increases in fuel prices or the inability of the Company to secure adequate supplies of fuel could have an adverse impact on the Company's profitability.

The Company has experienced significant increases in fuel prices as a result primarily of macro-economic factors beyond the Company's control. The Company uses significant amounts of fuel in the distribution of its products. Events such as natural disasters could impact the supply of fuel and could impact the timely delivery of the Company's products to its customers. While the Company is working to reduce fuel consumption, there can be no assurance that the Company will succeed in limiting future cost increases. Continued upward pressure in these costs could reduce the profitability of the Company's operations.

Sustained increases in workers' compensation, employment practices and vehicle accident costs could reduce the Company's profitability.

The Company is generally self-insured for the costs of workers' compensation, employment practices and vehicle accident claims. Losses are accrued using assumptions and procedures followed in the insurance industry, adjusted for company-specific history and expectations. Although the Company has actively sought to control increases in these costs, there can be no assurance that the Company will succeed in limiting future cost increases. Continued upward pressure in these costs could reduce the profitability of the Company's operations.

Sustained increases in the cost of employee benefits could reduce the Company's profitability.

The Company's profitability is substantially affected by the cost of pension retirement benefits, postretirement medical benefits and current employees' medical benefits. In recent years, the Company has experienced significant increases in these costs as a result of macro-economic factors beyond the Company's control, including increases in health care costs, declines in investment returns on pension assets and changes in discount rates used to calculate pension and related liabilities. Although the Company has actively sought to control increases in these costs, there can be no assurance the Company will succeed in limiting future cost increases, and continued upward pressure in these costs could reduce the profitability of the Company's operations.

Product liability claims brought against the Company or product recalls could negatively affect the Company's business, financial results and brand image.

The Company may be liable if the consumption of the Company's products causes injury or illness. The Company may also be required to recall products if they become contaminated or are damaged or mislabeled. A significant product liability or other product-related legal judgment against the Company or a widespread recall of the Company's products could negatively impact the Company's business, financial results and brand image.

Technology failures could disrupt the Company's operations and negatively impact the Company's business.

The Company increasingly relies on information technology systems to process, transmit and store electronic information. For example, the Company's production and distribution facilities, inventory management and driver handheld devices all utilize information technology to maximize efficiencies and minimize costs. Furthermore, a significant portion of the communication between personnel, customers and suppliers depends on information technology. Like all companies, the Company's information technology systems may be vulnerable to a variety of interruptions due to events beyond the Company's control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers and other security issues. The Company has technology security initiatives and disaster recovery plans in place to mitigate the Company's risk to these vulnerabilities, but these measures may not be adequate or implemented properly to ensure that the Company's operations are not disrupted.

Changes in interest rates could adversely affect the profitability of the Company.

Approximately 41% of the Company's debt and capital lease obligations of $679.1 million as of December 30, 2007 was subject to changes in short-term interest rates. In addition, the Company's pension and postretirement medical benefits costs are subject to changes in interest rates. If interest rates increase in the future, there can be no assurance that future increases in interest expense will not reduce the Company's overall profitability.

The Company's credit rating could be negatively impacted by The Coca-Cola Company.

The Company's credit rating could be significantly impacted by capital management activities of The Coca-Cola Company and/or changes in the credit rating of The Coca-Cola Company. A lower credit rating could significantly increase the Company's interest costs or could have an adverse effect on the Company's ability to obtain additional financing at acceptable interest rates or to refinance existing debt.

Changes in legal contingencies could adversely impact the Company's future profitability.

Changes from expectations for the resolution of outstanding legal claims and assessments could have a material adverse impact on the Company's profitability and financial condition. In addition, the Company's failure to abide by laws, orders or other legal commitments could subject the Company to fines, penalties or other damages.

Legislative changes that affect the Company's distribution and packaging could reduce demand for the Company's products or increase the Company's costs.

The Company's business model is dependent on the availability of the Company's various products and packages in multiple channels and locations versus those of the Company's competitors to better satisfy the needs of the Company's customers and consumers. Laws that restrict the Company's ability to distribute products in schools and other venues, as well as laws that require deposits for certain types of packages or those that limit the Company's ability to design new packages or market certain packages, could negatively impact the financial results of the Company.

Additional taxes resulting from tax audits could adversely impact the Company's future profitability.

An assessment of additional taxes resulting from audits of the Company's tax filings could have an adverse impact on the Company's profitability, cash flows and financial condition.

Natural disasters and unfavorable weather could negatively impact the Company's future profitability.

Natural disasters or unfavorable weather conditions in the geographic regions in which the Company does business could have an adverse impact on the Company's revenue and profitability. For example, prolonged drought conditions in the geographic regions in which the Company does business could lead to restrictions on the use of water, which could adversely affect the Company's ability to manufacture and distribute products and the Company's cost to do so.

Issues surrounding labor relations could adversely impact the Company's future profitability and/or its operating efficiency.

Approximately 7% of the Company's employees are covered by collective bargaining agreements. The inability to renegotiate subsequent agreements on satisfactory terms and conditions could result in work interruptions or stoppages, which could have a material impact on the profitability of the Company. Also, the terms and conditions of existing or renegotiated agreements could increase costs, or otherwise affect the Company's ability to fully implement operational changes to improve overall efficiency. Two collective bargaining agreements covering approximately 5% of the Company's employees expire in 2008.

The Company's ability to change distribution methods and business practices could be negatively affected by United States bottler system disputes.

Recent litigation filed by some United States bottlers of Coca-Cola products indicates that disagreements may exist within the Coca-Cola bottler system concerning distribution methods and business practices. Although the litigation has been resolved, disagreements among various Coca-Cola bottlers could adversely affect the Company's ability to fully implement its business plans in the future.

Management's use of estimates and assumptions could have a material effect on reported results.

The Company's consolidated financial statements and accompanying notes to the consolidated financial statements include estimates and assumptions by management that impact reported amounts. Actual results could materially differ from those estimates.

The Company has experienced public policy challenges regarding the sale of soft drinks in schools, particularly elementary, middle and high schools.

A number of states have regulations restricting the sale of soft drinks and other foods in schools. Many of these restrictions have existed for several years in connection with subsidized meal programs in schools. The focus has more recently turned to the growing health, nutrition and obesity concerns of today's youth. The impact of restrictive legislation, if widely enacted, could have an adverse impact on the Company's products, image and reputation.

The concentration of the Company's capital stock ownership with the Harrison family limits other stockholders' ability to influence corporate matters.

Members of the Harrison family, including the Company's Chairman and Chief Executive Officer, J. Frank Harrison, III, beneficially own shares of Common Stock and Class B Common Stock representing approximately 91.8% of the total voting power of the Company's outstanding capital stock. In addition, two members of the Harrison family, including Mr. Harrison, III, serve on the Board of Directors of the Company. As a result, members of the Harrison family have the ability to exert substantial influence or actual control over the Company's management and affairs and over substantially all matters requiring action by the Company's stockholders. This concentration of ownership may also have the effect of delaying or preventing a change in control otherwise favored by the Company's other stockholders and could depress the stock price.

Additionally, as a result of the Harrison family's significant beneficial ownership of the Company's outstanding voting stock, the Company has relied on the "controlled company" exemption from certain corporate governance requirements of The Nasdaq Stock Market LLC. This concentration of control limits other stockholders' ability to influence corporate matters and, as a result, the Company may take actions that the Company's stockholders do not view as beneficial.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

The principal properties of the Company include its corporate headquarters, its four production/distribution facilities and its 46 sales distribution centers. The Company owns two production/distribution facilities and 41 sales distribution centers, and leases its corporate headquarters, two other production/distribution facilities and 5 sales distribution centers.

The Company leases its 110,000 square foot corporate headquarters and a 65,000 square foot adjacent office building from a related party. The Company modified a lease agreement (effective January 1, 2007) for its corporate headquarters and adjacent office building. The modified lease has a fifteen year term and expires in December 2021. Rental payments for these facilities were $3.6 million in 2007.

The Company leases its 542,000 square foot Snyder Production Center and an adjacent 105,000 square foot distribution center in Charlotte, North Carolina from a related party for a ten-year term expiring in December 2010. Rental payments under this lease totaled $4.2 million in 2007.

The Company leases its 330,000 square foot production/distribution facility in Nashville, Tennessee. The lease requires monthly payments through 2009. Rental payments under this lease totaled $.4 million in 2007.

The Company leases its 50,000 square foot sales distribution center in Charleston, South Carolina. The lease requires monthly payments through 2017. Rental payments under this lease totaled $.4 million in 2007.

The Company leases its 57,000 square foot sales distribution center in Greenville, South Carolina. The lease requires monthly payments through 2018. Rental payments under this lease totaled $.6 million in 2007.

The Company's other real estate leases are not material.

The Company owns and operates a 316,000 square foot production/distribution facility in Roanoke, Virginia and a 271,000 square foot production/distribution facility in Mobile, Alabama.

The approximate percentage utilization of the Company's production facilities is indicated below:

Production Facilities

Location	Percentage Utilization*
Charlotte, North Carolina	69%
Mobile, Alabama	51%
Nashville, Tennessee	65%
Roanoke, Virginia	65%

* Estimated 2008 production divided by capacity (based on operations of 6 days per week and 20 hours per day).

The Company currently has sufficient production capacity to meet its operational requirements. In addition to the production facilities noted above, the Company utilizes a portion of the production capacity at SAC, a cooperative located in Bishopville, South Carolina, that owns a 261,000 square foot production facility.

The Company's products are generally transported to sales distribution facilities for storage pending sale. The number of sales distribution facilities by market area as of February 1, 2008 was as follows:

Sales Distribution Facilities

Region	Number of Facilities
North Carolina	16
South Carolina	6
South Alabama	4
South Georgia	5
Middle Tennessee	3
Western Virginia	4
West Virginia	8
Total	46

The Company's facilities are all in good condition and are adequate for the Company's operations as presently conducted.

The Company also operates approximately 3,940 vehicles in the sale and distribution of its nonalcoholic beverage products, of which approximately 1,390 are route delivery trucks. In addition, the Company owns approximately 200,800 beverage dispensing and vending machines for the sale of its products in its bottling territories.

Item 3. *Legal Proceedings*

The Company is involved in various claims and legal proceedings which have arisen in the ordinary course of its business. Although it is difficult to predict the ultimate outcome of these claims and legal proceedings, management believes that the ultimate disposition of these matters will not have a material adverse effect on the financial condition, cash flows or results of operations of the Company. No material amount of loss in excess of recorded amounts is believed to be reasonably possible as a result of these claims and legal proceedings.

Item 4. *Submission of Matters to a Vote of Security Holders*

There were no matters submitted to a vote of security holders during the fourth quarter of the fiscal year ended December 30, 2007.

Executive Officers of the Company

The following is a list of names and ages of all the executive officers of the Company indicating all positions and offices with the Company held by each such person. All officers have served in their present capacities for the past five years except as otherwise stated.

J. FRANK HARRISON, III, age 53, is Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Harrison, III was appointed Chairman of the Board of Directors in December 1996. Mr. Harrison, III served as Vice Chairman from November 1987 through December 1996 and was appointed as the Company's Chief Executive Officer in May 1994. He was first employed by the Company in 1977 and has served as a Division Sales Manager and as a Vice President.

WILLIAM B. ELMORE, age 52, is President and Chief Operating Officer and a Director of the Company, positions he has held since January 2001. Previously, he was Vice President, Value Chain from July 1999 and Vice President, Business Systems from August 1998 to June 1999. He was Vice President, Treasurer from June 1996 to July 1998. He was Vice President, Regional Manager for the Virginia Division, West Virginia Division and Tennessee Division from August 1991 to May 1996.

HENRY W. FLINT, age 53, is Vice Chairman of the Board of Directors of the Company, a position he has held since April 2007. Previously, he was Executive Vice President and Assistant to the Chairman of the Company, a position to which he was appointed in July 2004. Prior to that, he was a Managing Partner at the law firm of Kennedy Covington Lobdell & Hickman, L.L.P. with which he was associated from 1980 to 2004.

STEVEN D. WESTPHAL, age 53, is Executive Vice President of Operations and Systems, a position to which he was appointed in September 2007. He was Chief Financial Officer from May 2005 to January 2008 and prior to that Vice President and Controller, a position he had held from November 1987.

WILLIAM J. BILLIARD, age 41, is Vice President, Controller and Chief Accounting Officer, a position to which he was appointed on February 20, 2006. Before joining the Company, he was Senior Vice President, Interim Chief Financial Officer and Corporate Controller of Portrait Corporation of America, Inc., a portrait photography studio company, from September 2005 to January 2006 and Senior Vice President, Corporate Controller from August 2001 to September 2005. Prior to that, he served as Vice President, Chief Financial Officer of Tailored Management, a long-term staffing company, from August 2000 to August 2001. Portrait Corporation of America, Inc. filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code in August 2006.

CLIFFORD M. DEAL, III, age 46, is Vice President, Treasurer, a position he has held since June 1999. Previously, he was Director of Compensation and Benefits from October 1997 to May 1999. He was Corporate Benefits Manager from December 1995 to September 1997 and was Manager of Tax Accounting from November 1993 to November 1995.

NORMAN C. GEORGE, age 52, is President of ByB Brands, Inc, a wholly-owned subsidiary of the Company that distributes and markets Cinnabon Premium Coffee Lattes and distributes and markets other products developed by the Company, a position he has held since July 2006. Prior to that he was Senior Vice President, Chief Marketing and Customer Officer, a position he was appointed to in September 2001. Prior to that, he was Vice President, Marketing and National Sales, a position he was appointed to in December 1999. Prior to that, he was Vice President, Corporate Sales, a position he had held since August 1998. Previously, he was Vice President, Sales for the Carolinas South Region, a position he held beginning in November 1991.

JAMES E. HARRIS, age 45, is Senior Vice President and Chief Financial Officer, a position he has held since January 28, 2008. He served as a Director of the Company from August 2003 until January 25, 2008 and was a member of the Audit Committee and the Finance Committee. He served as Executive Vice President and Chief Financial Officer of MedCath Corporation, an operator of cardiovascular hospitals, from December 1999 to January 2008. From 1998 to 1999 he was Chief Financial Officer of Fresh Foods, Inc., a manufacturer of fully cooked food products. From 1987 to 1998, he served in several different officer positions with The Shelton Companies, Inc. He also served two years with Ernst & Young LLP as a senior accountant.

KEVIN A. HENRY, age 40, is Assistant to the President and Chief Human Resources Officer, a position he has held since September 2007. Prior to that he was Senior Vice President of Human Resources, a position he held since February 2001. Prior to joining the Company, he was Senior Vice President, Human Resources at Nationwide Credit Inc., where he was an employee since January 1997. Prior to that, he was Director, Human Resources, at Office Depot Inc. beginning in December 1994.

UMESH M. KASBEKAR, age 50, is Senior Vice President, Planning and Administration, a position he has held since January 1995. Prior to that, he was Vice President, Planning, a position he was appointed to in December 1988.

MELVIN F. LANDIS, III, age 42, is Senior Vice President, Chief Marketing and Customer Officer, a position he has held since December 2006. Prior to that he was Vice President, Marketing and Corporate Customers from July 2006 to December 2006 and Vice President, Customer Management from July 2004 to June 2006. Prior to joining the Company in July 2004, he was employed at The Clorox Company, a manufacturer and marketer of consumer products, from 1994. While at The Clorox Company, he held a number of positions, including Region Sales Manager, Sales Merchandising Manager — Kingsford Charcoal, Director — Corporate Trade and Category Management, Team Leader Wal-Mart/Sam's and Senior Director — US Grocery Sales.

LAUREN C. STEELE, age 53, is Vice President, Corporate Affairs, a position he has held since May 1989. He is responsible for governmental, media and community relations for the Company.

JOLANTA T. ZWIREK, age 52, is Senior Vice President and Chief Information Officer, a position she has held since June 1999. Prior to joining the Company, she was Vice President and Chief Technology Officer for Bank One during a portion of 1999. Prior to that, she was a Senior Director in the Information Services organization at McDonald's Corporation, where she was an employee since 1984.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

The Company has two classes of common stock outstanding, Common Stock and Class B Common Stock. The Common Stock is traded on the Nasdaq Global Select Market tier of The Nasdaq Stock Market LLC® under the symbol COKE. The table below sets forth for the periods indicated the high and low reported sales prices per share of Common Stock. There is no established public trading market for the Class B Common Stock. Shares of Class B Common Stock are convertible on a share-for-share basis into shares of Common Stock.

	Fiscal Year			
	2007		2006	
	High	Low	High	Low
First quarter	$68.65	$52.62	$47.38	$43.10
Second quarter	58.50	49.78	52.42	43.50
Third quarter	60.95	50.10	63.46	50.20
Fourth quarter	64.19	53.95	69.04	58.50

A quarterly dividend rate of $.25 per share on both Common Stock and Class B Common Stock was maintained throughout 2006 and 2007. Common Stock and Class B Common Stock have participated equally in dividends since 1994.

Pursuant to the Company's Restated Certificate of Incorporation, no cash dividend or dividend of property or stock other than stock of the Company, as specifically described in the Restated Certificate of Incorporation, may be declared and paid on the Class B Common Stock unless an equal or greater dividend is declared and paid on the Common Stock.

The amount and frequency of future dividends will be determined by the Company's Board of Directors in light of the earnings and financial condition of the Company at such time, and no assurance can be given that dividends will be declared in the future.

The number of stockholders of record of the Common Stock and Class B Common Stock, as of February 29, 2008, was 3,401 and 11, respectively.

On February 27, 2008, the Compensation Committee determined that 20,000 shares of restricted Class B Common Stock, $1.00 par value, vested and should be issued pursuant to a performance-based award to J. Frank Harrison, III, in connection with his services as Chairman of the Board of Directors and Chief Executive Officer of the Company. This award was approved by the Company's stockholders in 1999. The shares were issued without registration under the Securities Act of 1933 in reliance on Section 4(2) thereof.

Presented below is a line graph comparing the yearly percentage change in the cumulative total return on the Company's Common Stock to the cumulative total return of the Standard & Poor's 500 Index and a peer group for the period commencing December 27, 2002 and ending December 30, 2007. The peer group is comprised of Anheuser-Busch Companies, Inc.; Cadbury Schweppes plc (ADS); Coca-Cola Enterprises Inc.; The Coca-Cola Company; Cott Corporation; National Beverage Corp.; PepsiCo, Inc.; Pepsi Bottling Group, Inc. and PepsiAmericas.

The graph assumes that $100 was invested in the Company's Common Stock, the Standard & Poor's 500 Index and the peer group on December 27, 2002 and that all dividends were reinvested on a quarterly basis. Returns for the companies included in the peer group have been weighted on the basis of the total market capitalization for each company.

CUMULATIVE TOTAL RETURN
Based upon an initial investment of $100 on December 27, 2002
with dividends reinvested



$200
$150
$100
$50
$0
12/27/02
12/26/03
12/31/04
12/30/05
12/29/06
12/28/07
CCBCC
S&P 500®
Peer Group

	12/27/02	12/26/03	12/31/04	12/30/05	12/29/06	12/28/07
Coca-Cola Bottling Co. Consolidated (CCBCC)	$100	$ 86	$ 94	$ 73	$118	$104
S&P 500®	$100	$127	$143	$150	$174	$185
Peer Group	$100	$114	$114	$117	$134	$169

Item 6. *Selected Financial Data*

The following table sets forth certain selected financial data concerning the Company for the five years ended December 30, 2007. The data for the five years ended December 30, 2007 is derived from audited consolidated financial statements of the Company. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" set forth in Item 7 hereof and is qualified in its entirety by reference to the more detailed consolidated financial statements and notes contained in Item 8 hereof.

SELECTED FINANCIAL DATA*

	Fiscal Year**				
In thousands (except per share data)	**2007**	**2006**	**2005**	**2004**	**2003**
Summary of Operations					
Net sales	$1,435,999	$1,431,005	$1,380,172	$1,267,227	$1,220,403
Cost of sales	814,865	808,426	761,261	666,534	640,434
Selling, delivery and administrative expenses	538,806	537,365	525,903	513,227	493,593
Amortization of intangibles	445	550	880	3,117	3,105
Total costs and expenses	1,354,116	1,346,341	1,288,044	1,182,878	1,137,132
Income from operations	81,883	84,664	92,128	84,349	83,271
Interest expense	47,641	50,286	49,279	43,983	41,914
Minority interest	2,003	3,218	4,097	3,816	3,297
Income before income taxes	32,239	31,160	38,752	36,550	38,060
Income taxes	12,383	7,917	15,801	14,702	7,357
Net income	$ 19,856	$ 23,243	$ 22,951	$ 21,848	$ 30,703
Basic net income per share:					
Common Stock	$ 2.18	$ 2.55	$ 2.53	$ 2.41	$ 3.40
Class B Common Stock	$ 2.18	$ 2.55	$ 2.53	$ 2.41	$ 3.40
Diluted net income per share:					
Common Stock	$ 2.17	$ 2.55	$ 2.53	$ 2.41	$ 3.40
Class B Common Stock	$ 2.17	$ 2.54	$ 2.53	$ 2.41	$ 3.40
Cash dividends per share:					
Common Stock	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Class B Common Stock	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Other Information					
Weighted average number of common shares outstanding:					
Common Stock	6,644	6,643	6,643	6,643	6,643
Class B Common Stock	2,480	2,460	2,440	2,420	2,400
Weighted average number of common shares outstanding — assuming dilution:					
Common Stock	9,141	9,120	9,083	9,063	9,043
Class B Common Stock	2,497	2,477	2,440	2,420	2,400
Year-End Financial Position					
Total assets	$1,291,799	$1,364,467	$1,341,839	$1,314,063	$1,349,920
Current portion of debt	7,400	100,000	6,539	8,000	17,678
Current portion of obligations under capital leases	2,602	2,435	1,709	1,826	1,337
Obligations under capital leases	77,613	75,071	77,493	79,202	44,226
Long-term debt	591,450	591,450	691,450	700,039	785,039
Stockholders' equity	120,504	93,953	75,134	64,439	52,472

* See Management's Discussion and Analysis of Financial Condition and Results of Operations and the accompanying notes to consolidated financial statements for additional information.

** All years presented are 52-week fiscal years except 2004 which was a 53-week year.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("M,D&A") should be read in conjunction with Coca-Cola Bottling Co. Consolidated's (the "Company") consolidated financial statements and the accompanying notes to consolidated financial statements. M,D&A includes the following sections:

- Our Business and the Nonalcoholic Beverage Industry — a general description of the Company's business and the nonalcoholic beverage industry.
- Areas of Emphasis — a summary of the Company's key priorities.
- Overview of Operations and Financial Condition — a summary of key information and trends concerning the financial results for the three years ended 2007.
- Discussion of Critical Accounting Policies, Estimates and New Accounting Pronouncements — a discussion of accounting policies that are most important to the portrayal of the Company's financial condition and results of operations and that require critical judgments and estimates and the expected impact of new accounting pronouncements.
- Results of Operations — an analysis of the Company's results of operations for the three years presented in the consolidated financial statements.
- Financial Condition — an analysis of the Company's financial condition as of the end of the last two years as presented in the consolidated financial statements.
- Liquidity and Capital Resources — an analysis of capital resources, cash sources and uses, investing activities, financing activities, off-balance sheet arrangements, aggregate contractual obligations and hedging activities.
- Cautionary Information Regarding Forward-Looking Statements.

The fiscal years presented are the 52-week periods ended December 30, 2007, December 31, 2006 and January 1, 2006. The Company's fiscal year ends on the Sunday closest to December 31 of each year.

The consolidated statements of operations and consolidated statements of cash flows for fiscal years 2007, 2006 and 2005 and the consolidated balance sheets at December 30, 2007 and December 31, 2006 include the consolidated operations of the Company and its majority-owned subsidiaries including Piedmont Coca-Cola Bottling Partnership ("Piedmont"). Minority interest consists of The Coca-Cola Company's interest in Piedmont, which was 22.7% for all periods presented.

Our Business and the Nonalcoholic Beverage Industry

The Company produces, markets and distributes nonalcoholic beverages, primarily products of The Coca-Cola Company, which include some of the most recognized and popular beverage brands in the world. The Company is the second largest bottler of products of The Coca-Cola Company in the United States, operating in eleven states primarily in the Southeast. The Company also distributes several other beverage brands. These product offerings include both sparkling and still beverages. Sparkling beverages are primarily carbonated beverages, including energy products. Still beverages are primarily noncarbonated beverages such as bottled water, tea, ready to drink coffee, enhanced water, juices and sports drinks. The Company had net sales of $1.4 billion in 2007.

The nonalcoholic beverage market is highly competitive. The Company's competitors include bottlers and distributors of nationally and regionally advertised and marketed products and private label products. In each region in which the Company operates, between 75% and 95% of sparkling beverage sales in bottles, cans and other containers are accounted for by the Company and its principal competitors, which in each region includes the local bottler of Pepsi-Cola and, in some regions, the local bottler of Dr Pepper, Royal Crown and/or 7-Up products. During the last three years, industry sales of sugar sparkling beverages, other than energy products, have declined. The decline in sales of sugar sparkling beverages has generally been offset by growth in other nonalcoholic beverage product categories. The sparkling beverage category (including energy products) represents 83% of the Company's 2007 bottle/can net sales.

The Company's net sales by product category were as follows:

In thousands	Fiscal Year 2007	2006	2005
Product Category			
Bottle/can sales:			
Sparkling beverages (including energy products)	$1,007,583	$1,009,652	$ 997,301
Still beverages	201,952	180,004	166,487
Total bottle/can sales	1,209,535	1,189,656	1,163,788
Other sales:			
Sales to other Coca-Cola bottlers	127,478	152,426	134,656
Post-mix and other	98,986	88,923	81,728
Total other sales	226,464	241,349	216,384
Total net sales	$1,435,999	$1,431,005	$1,380,172

Areas of Emphasis

Key priorities for the Company include revenue management, product innovation and beverage portfolio expansion, distribution cost management and productivity.

Revenue Management

Revenue management requires a strategy which reflects consideration for pricing of brands and packages within product categories and channels, as well as highly effective working relationships with customers and disciplined fact-based decision-making. Revenue management has been and continues to be a key driver which has significant impact on the Company's results of operations.

Product Innovation and Beverage Portfolio Expansion

Sparkling beverage volume, other than energy products, has declined over the past several years. Innovation of both new brands and packages has been and will continue to be critical to the Company's overall revenue. The Company introduced the following new products during 2007: smartwater, vitaminwater, vitaminenergy, Gold Peak and Country Breeze tea products, Diet Coke Plus, Dasani Plus, juice products from FUZE (a subsidiary of The Coca-Cola Company) and V8 juice products from Campbell's. The Company also modified its energy product portfolio in 2007 with the addition of NOS© products from FUZE and energy drinks from BooKoo Beverages.

In August 2007, the Company entered into a distribution agreement with Energy Brands Inc. ("Energy Brands"), a wholly-owned subsidiary of The Coca-Cola Company. Energy Brands, also known as glacéau, is a producer and distributor of branded enhanced beverages including vitaminwater, smartwater and vitaminenergy. The distribution agreement is effective November 1, 2007 for a period of ten years and, unless earlier terminated, will be automatically renewed for succeeding ten-year terms, subject to a one year non-renewal notification by the Company. In conjunction with the execution of the distribution agreement, the Company entered into an agreement with The Coca-Cola Company whereby the Company agreed not to introduce new third party brands or certain third party brand extensions in the United States through August 31, 2010 unless mutually agreed to by the Company and The Coca-Cola Company.

The Company has invested in its own brand portfolio with products such as Respect, a vitamin and mineral enhanced beverage, Tum-E Yummies, a vitamin C enhanced flavored drink, Country Breeze tea and diet Country Breeze tea, its own energy drink and became the exclusive licensee of Cinnabon Premium Coffee Lattes in the United States. These brands enable the Company to participate in strong growth categories and capitalize on distribution channels that include the Company's traditional Coca-Cola franchise territory as well as third party distributors outside the Company's traditional franchise territory. While the growth prospects of Company-owned or exclusive licensed brands appear promising, the cost of developing, marketing and distributing these brands is anticipated to be significant as well.

The Company has also fostered innovation as evidenced by the development of specialty packaging for customers, the conversion of a portion of the Company's operations to the CooLift® delivery system and, in the second quarter of 2007, the implementation of a service module for the automation, scheduling, installation, delivery and repair of cold drink dispensing equipment enhancing the Company's enterprise resource planning software platform (SAP) already in use. In 2008, the Company will implement an automated order assembly system in its Charlotte production facility.

Distribution Cost Management

Distribution costs represent the costs of transporting finished goods from Company locations to customer outlets. Total distribution costs amounted to $194.9 million, $193.8 million and $183.1 million in 2007, 2006 and 2005, respectively. Over the past several years, the Company has focused on converting its distribution system from a conventional routing system to a predictive system. This conversion to a predictive system has allowed the Company to more efficiently handle increasing numbers of products. In addition, the Company has closed a number of smaller sales distribution centers reducing its fixed warehouse-related costs.

The Company has three primary delivery systems for its current business:

- bulk delivery for large supermarkets, mass merchandisers and club stores;
- advanced sale delivery for convenience stores, drug stores, small supermarkets and on-premises accounts; and
- full service delivery for its full service vending customers.

In 2006, the Company began changing its delivery method for its route delivery system. Historically, the Company loaded its trucks at a warehouse with products the route delivery employee would deliver. The delivery employee was responsible for pulling the required products off a side load truck at each customer location to fill the customer's order. The Company began using a new CooLift® delivery system in 2006 in a portion of the Company's territory which involves pre-building orders in the warehouse on a small pallet the delivery employee can roll off a truck directly into the customer's location. The CooLift® delivery system involves the use of a rear loading truck rather than a conventional side loading truck. The Company anticipates the implementation of this delivery system will continue over the next several years. This rollout required additional capital spending for the rear loading delivery vehicle. The Company anticipates that this change in delivery methodology will result in significant savings in future years and more efficient delivery of a greater number of products.

Distribution cost management will continue to be a key area of emphasis for the Company.

Productivity

A key driver in the Company's selling, delivery and administrative ("S,D&A") expense management relates to ongoing improvements in labor productivity and asset productivity. On February 2, 2007, the Company initiated a restructuring plan to simplify and streamline its operating management structure, which included a separation of the sales function from the delivery function to provide dedicated focus on each function and enhanced productivity in the future. The Company continues to focus on its supply chain and distribution functions for ongoing opportunities to improve productivity.

Overview of Operations and Financial Condition

The following is a summary of key information concerning the Company's financial results for the three years ended December 30, 2007.

In thousands (except per share data)	Fiscal Year 2007	2006	2005
Net sales	$1,435,999	$1,431,005	$1,380,172
Gross margin	621,134	622,579	618,911(3)
S,D&A expenses	538,806(1)	537,365	525,903(4)
Income from operations	81,883	84,664	92,128(3)(4)
Interest expense	47,641	50,286	49,279(5)
Income before income taxes	32,239(1)	31,160	38,752(3)(4)(5)
Income taxes	12,383	7,917(2)	15,801
Net income	19,856(1)	23,243(2)	22,951(3)(4)(5)
Basic net income per share:			
Common Stock	$ 2.18	$ 2.55	$ 2.53
Class B Common Stock	$ 2.18	$ 2.55	$ 2.53
Diluted net income per share:			
Common Stock	$ 2.17	$ 2.55	$ 2.53
Class B Common Stock	$ 2.17	$ 2.54	$ 2.53

(1) Results for 2007 included restructuring costs of $2.8 million (pre-tax), or $1.7 million after tax, related to the simplification of the Company's operating management structure to improve operating efficiencies across its business, which were reflected in S,D&A expenses.

(2) Results for 2006 included a favorable adjustment of $4.9 million related to agreements with two state taxing authorities to settle certain prior tax positions resulting in the reduction of the valuation allowance on related deferred tax assets and the reduction of the liability for uncertain tax positions, which was reflected as a reduction of income tax expense.

(3) Results for 2005 included a favorable adjustment of $7.0 million (pre-tax), or $4.2 million after tax, related to the settlement of high fructose corn syrup litigation, which was reflected as a reduction in cost of sales.

(4) Results for 2005 included a favorable adjustment of $1.1 million (pre-tax), or $.7 million after tax, related to an adjustment of amounts accrued for certain executive benefits due to the resignation of an executive, which was reflected as a reduction to S,D&A expenses.

(5) Results for 2005 included financing transaction costs of $1.7 million (pre-tax), or $1.0 million after tax, related to the exchange of $164.8 million of the Company's debt and the redemption of $8.6 million of debentures, which were reflected in interest expense.

The Company's net sales grew 4.0% from 2005 to 2007. The net sales increase was primarily due to an increase in average sales price per bottle/can unit of 4.0%.

The Company has seen declines in the demand for sugar sparkling beverages (other than energy products) over the past several years and anticipates this trend may continue. The Company anticipates overall bottle/can sales growth will be primarily dependent upon continued growth in diet sparkling products, sports drinks, bottled water, enhanced water, tea and energy products as well as the introduction of new beverage products and the appropriate pricing of brands and packages within sales channels.

Gross margin dollars increased .4% from 2005 to 2007. The Company's gross margin as a percentage of net sales declined from 44.8% in 2005 to 43.3% in 2007. The decrease in gross margin percentage was primarily due to higher raw material costs, partially offset by higher sales price per unit and increases in marketing funding from The Coca-Cola Company.

S,D&A expenses increased 2.5% from 2005 to 2007. The increase in S,D&A expenses was primarily attributable to increases in employee compensation of 8% and fuel costs of 8%. Employee benefit plan costs decreased by approximately 9% primarily due to the amendment of the principal Company-sponsored pension plan and changes to the Company's postretirement health care plan, offset by increases in the Company's 401(k) Savings Plan contributions.

Income from operations decreased 11.1% from 2005 to 2007 as S,D&A expenses increased more than the increase in gross margin.

Net interest expense decreased 3.3% in 2007 compared to 2005. The decrease was primarily due to an increase in interest earned on short-term investments. The overall weighted average interest rate was 6.7% for 2007 compared to 6.4% for 2005. Interest expense in 2005 included $1.7 million of financing transaction costs related to the exchange of $164.8 million of the Company's debt and the redemption of $8.6 million of debentures. Excluding the impact of the $1.7 million of financing costs, the overall weighted average interest rate for 2005 was 6.2%. Interest earned on short-term cash investments in 2007 was $2.7 million compared to $.4 million in 2005.

Income tax expense decreased 21.6% from 2005 to 2007 primarily due to lower pre-tax income and increased deductions for qualified production activities provided within the American Jobs Creation Act of 2004. The Company's effective income tax rate was 38.4% for 2007 compared to 40.8% for 2005.

Net debt and capital lease obligations were summarized as follows:

In thousands	Dec. 30, 2007	Dec. 31, 2006	Jan. 1, 2006
Debt	$598,850	$691,450	$697,989
Capital lease obligations	80,215	77,506	79,202
Total debt and capital lease obligations	679,065	768,956	777,191
Less: Cash and cash equivalents	9,871	61,823	39,608
Total net debt and capital lease obligations(1)	$669,194	$707,133	$737,583

(1) The non-GAAP measure "Total net debt and capital lease obligations" is used to provide investors with additional information which management believes is helpful in the evaluation of the Company's capital structure and financial leverage.

Discussion of Critical Accounting Policies, Estimates and New Accounting Pronouncements

Critical Accounting Policies and Estimates

In the ordinary course of business, the Company has made a number of estimates and assumptions relating to the reporting of results of operations and financial position in the preparation of its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates under different assumptions and conditions. The Company believes the following discussion addresses the Company's most critical accounting policies, which are those most important to the portrayal of the Company's financial condition and results of operations and require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

The Company has not made changes in any critical accounting policies during 2007. Any significant changes in critical accounting policies and estimates are discussed with the Audit Committee of the Board of Directors of the Company during the quarter in which a change is contemplated and prior to making such change.

Allowance for Doubtful Accounts

The Company evaluates the collectibility of its trade accounts receivable based on a number of factors. In circumstances where the Company becomes aware of a customer's inability to meet its financial obligations to the Company, a specific reserve for bad debts is estimated and recorded which reduces the recognized receivable to the estimated amount the Company believes will ultimately be collected. In addition to specific customer identification of potential bad debts, bad debt charges are recorded based on the Company's recent past loss history and an overall assessment of past due trade accounts receivable outstanding.

The Company's review of potential bad debts considers the specific industry in which a particular customer operates, such as supermarket retailers, convenience stores and mass merchandise retailers, and the general economic conditions that currently exist in that specific industry. The Company then considers the effects of concentration of credit risk in a specific industry and for specific customers within that industry.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of such assets. Changes in circumstances such as technological advances, changes to the Company's business model or changes in the Company's capital spending strategy could result in the actual useful lives differing from the Company's current estimates. Factors such as changes in the planned use of manufacturing equipment, cold drink dispensing equipment, transportation equipment, warehouse facilities or software could also result in shortened useful lives. In those cases where the Company determines that the useful life of property, plant and equipment should be shortened, the Company depreciates the net book value in excess of the estimated salvage value over its revised remaining useful life.

The Company evaluates the recoverability of the carrying amount of its property, plant and equipment when events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. If the Company determines that the carrying amount of an asset or asset group is not recoverable based upon the expected undiscounted future cash flows of the asset or asset group, an impairment loss is recorded equal to the excess of the carrying amounts over the estimated fair value of the asset or asset group.

Franchise Rights

The Company considers franchise rights with The Coca-Cola Company and other beverage companies to be indefinite lived because the agreements are perpetual or, in situations where agreements are not perpetual, the Company anticipates the agreements will continue to be renewed upon expiration. The cost of renewals is minimal and the Company has not had any renewals denied. The Company considers franchise rights as indefinite lived intangible assets under Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," ("SFAS No. 142") and therefore, does not amortize the value of such assets. Instead, franchise rights are tested at least annually for impairment.

Impairment Testing of Franchise Rights and Goodwill

SFAS No. 142 requires testing of intangible assets with indefinite lives and goodwill for impairment at least annually. The Company conducts its annual impairment test as of the end of the third quarter of each fiscal year. The Company also reviews intangible assets with indefinite lives and goodwill for impairment if there are significant changes in business conditions that could result in impairment.

For the annual impairment analysis of franchise rights, the fair value for the Company's acquired franchise rights is estimated using a multi-period excess earnings approach. This approach involves projecting future earnings, discounting those estimated earnings using an appropriate discount rate and subtracting a contributory charge for net working capital; property, plant and equipment; assembled workforce and customer relationships to arrive at excess earnings attributable to franchise rights. The present value of the excess earnings attributable to franchise rights is their estimated fair value and is compared to their carrying value on an aggregated basis. As a result of this analysis, there was no impairment of the Company's recorded franchise rights in 2007, 2006 or 2005. The projection of earnings includes a number of assumptions such as projected net sales, cost of sales, operating expenses and income taxes. Changes in the assumptions required to estimate the present value of the excess earnings attributable to franchise rights could materially impact the fair value estimate.

The Company has determined that it has one reporting unit for the Company as a whole. For the annual impairment analysis of goodwill, the Company develops an estimated fair value for the reporting unit using an average of three different approaches:

- market value, using the Company's stock price plus outstanding debt and minority interest;
- discounted cash flow analysis; and
- multiple of earnings before interest, taxes, depreciation and amortization based upon relevant industry data.

The estimated fair value of the reporting unit is then compared to its carrying amount including goodwill. If the estimated fair value exceeds the carrying amount, goodwill will be considered not to be impaired and the second step of the SFAS No. 142 impairment test is not necessary. If the carrying amount including goodwill exceeds its estimated fair value, the second step of the impairment test is performed to measure the amount of the impairment, if any. Based on this analysis, there was no impairment of the Company's recorded goodwill in 2007, 2006 or 2005. The discounted cash flow analysis includes a number of assumptions such as weighted average cost of capital, projected sales volume, net sales, cost of sales and operating expenses. Changes in these assumptions could materially impact the fair value estimates.

Income Tax Estimates

The Company records a valuation allowance to reduce the carrying value of its deferred tax assets if, based on the weight of available evidence, it is determined it is more likely than not that such assets will not ultimately be realized. While the Company considers future taxable income and prudent and feasible tax planning strategies in assessing the need for a valuation allowance, should the Company determine it will not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the valuation allowance will be charged to income in the period in which such determination is made. A reduction in the valuation allowance and corresponding adjustment to income may be required if the likelihood of realizing existing deferred tax assets increases to a more likely than not level. The Company regularly reviews the realizability of deferred tax assets and initiates a review when significant changes in the Company's business occur that could impact the realizability assessment.

In addition to a valuation allowance related to state net operating loss carryforwards, the Company records liabilities for uncertain tax positions principally related to state income taxes and certain federal income tax positions. These liabilities reflect the Company's best estimate of the ultimate income tax liability based on currently known facts and information. Material changes in facts or information as well as the expiration of statutes of limitations and/or settlements with individual state or federal jurisdictions may result in material adjustments to these estimates in the future. The Company recorded adjustments to its valuation allowance and reserve for uncertain tax positions in 2006 as a result of settlements reached with certain states on a basis more favorable than previously estimated. The Company did not record any adjustment to its valuation allowance and reserve for uncertain tax positions in 2007 as a result of settlements with any states.

The Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") and FASB Staff Position FIN 48-1, "Definition of Settlement in FASB Interpretation No. 48" ("FSP FIN 48-1") during 2007. See Note 14 of the consolidated financial statements for additional information.

Risk Management Programs

In general, the Company is self-insured for the costs of workers' compensation, employment practices, vehicle accident claims and medical claims. The Company uses commercial insurance for claims as a risk reduction strategy to minimize catastrophic losses. Losses are accrued using assumptions and procedures followed in the insurance industry, adjusted for company-specific history and expectations. The Company has standby letters of credit, primarily related to its property and casualty insurance programs. On December 30, 2007, these letters of credit totaled $21.4 million.

Pension and Postretirement Benefit Obligations

The Company sponsors pension plans covering substantially all full-time nonunion employees and certain union employees who meet eligibility requirements. As discussed below, the Company ceased further benefit accruals under the principal Company-sponsored pension plan effective June 30, 2006. Several statistical and other factors, which attempt to anticipate future events, are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets, employee turnover and age at retirement, as determined by the Company, within certain guidelines. In addition, the Company uses subjective factors such as mortality rates to estimate the projected benefit obligation. The actuarial assumptions used by the Company may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of net periodic pension cost recorded by the Company in future periods. The discount rate used in determining the actuarial present value of the projected benefit obligation for the Company's pension plans changed from 5.75% in 2006 to 6.25% in 2007. The discount rate assumption is generally the estimate which can have the most significant impact on net periodic pension cost and the projected benefit obligation for these pension plans. The Company determines an appropriate discount rate annually based on the annual yield on long-term corporate bonds as of the measurement date and reviews the discount rate assumption at the end of each year.

On February 22, 2006, the Board of Directors of the Company approved an amendment to the principal Company-sponsored pension plan to cease further benefit accruals under the plan effective June 30, 2006. The annual expense for Company-sponsored pension plans decreased from $11.8 million in 2005 to $.2 million in 2007.

A .25% increase or decrease in the discount rate assumption would have impacted the projected benefit obligation and net periodic pension cost of the Company-sponsored pension plans as follows:

In thousands	.25% Increase	.25% Decrease
(Decrease) increase in:		
Projected benefit obligation at December 30, 2007	$(6,924)	$7,355
Net periodic pension cost in 2007	(756)	795

The weighted average expected long-term rate of return of plan assets was 8% for 2005, 2006 and 2007. This rate reflects an estimate of long-term future returns for the pension plan assets. This estimate is primarily a function of the asset classes (equities versus fixed income) in which the pension plan assets are invested and the analysis of past performance of these asset classes over a long period of time. This analysis includes expected long-term inflation and the risk premiums associated with equity and fixed income investments. See Note 17 to the consolidated financial statements for the details by asset type of the Company's pension plan assets at December 30, 2007 and December 31, 2006, and the weighted average expected long-term rate of return of each asset type. The actual return of pension plan assets was 8.6% and 13.0% for 2007 and 2006, respectively.

The Company sponsors a postretirement health care plan for employees meeting specified qualifying criteria. Several statistical and other factors, which attempt to anticipate future events, are used in calculating the net periodic postretirement benefit cost and postretirement benefit obligation for this plan. These factors include assumptions about the discount rate and the expected growth rate for the cost of health care benefits. In addition, the Company uses subjective factors such as withdrawal and mortality rates to estimate the projected liability under this plan. The actuarial assumptions used by the Company may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. The Company does not pre-fund its postretirement benefits and has the right to modify or terminate certain of these benefits in the future.

In October 2005, the Company announced changes to its postretirement health care plan. Due to these changes the Company's expense and liability related to its postretirement health care plan were reduced. Both the expense and liability for postretirement health care benefits are subject to actuarial determination and include numerous variables that affect the impact of the changes. The annual expense for the postretirement health care plan decreased from $4.5 million in 2005 to $2.0 million in 2007.

The discount rate assumption, the annual health care cost trend and the ultimate trend rate for health care costs are key estimates which can have a significant impact on the net periodic postretirement benefit cost and postretirement obligation in future periods. The Company annually determines the health care cost trend based on recent actual medical trend experience and projected experience for subsequent years.

The discount rate assumptions used to determine the pension and postretirement benefit obligations are based on yield rates available on double-A bonds as of each plan's measurement date. The discount rate used in determining the postretirement benefit obligation also changed from 5.75% in 2006 to 6.25% in 2007. The discount rate for 2007 was derived using the Citigroup Pension Discount Curve which is a set of yields on hypothetical double-A zero-coupon bonds with maturities up to 30 years. Projected benefit payouts from each plan are matched to the Citigroup Pension Discount Curve and an equivalent flat discount rate is derived and then rounded to the nearest quarter percent.

A .25% increase or decrease in the discount rate assumption would have impacted the projected benefit obligation and service cost and interest cost of the Company's postretirement benefit plan as follows:

In thousands	.25% Increase	.25% Decrease
(Decrease) increase in:		
Postretirement benefit obligation at December 30, 2007	$(850)	$889
Service cost and interest cost in 2007	11	(11)

A 1% increase or decrease in the annual health care cost trend would have impacted the postretirement benefit obligation and service cost and interest cost of the Company's postretirement benefit plan as follows:

In thousands	1% Increase	1% Decrease
Increase (decrease) in:		
Postretirement benefit obligation at December 30, 2007	$3,881	$(3,367)
Service cost and interest cost in 2007	335	(289)

New Accounting Pronouncements

Recently Adopted Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Pension and Other Postretirement Plans" ("SFAS No. 158"). This Statement was effective for the year ending December 31, 2006, except for the requirement that the benefit plan assets and obligations be measured as of the date of the employer's statement of financial position, which will be effective for the year ending December 28, 2008. The impact of the adoption of this Statement in 2006 was to increase the Company's pension and postretirement liabilities by $4.2 million with a corresponding adjustment to other comprehensive loss, net of tax effect of $1.6 million. The Company will adopt the measurement date provisions of SFAS No. 158 on the first day of fiscal 2008 and will use the "one measurement" approach. The impact of the adoption will not be material to the consolidated financial statements. See Note 15 and Note 17 of the consolidated financial statements for additional information.

In June 2006, FASB issued FIN 48 which clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In May 2007, FASB issued FSP FIN 48-1 which provides guidance on whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FIN 48 and FSP FIN 48-1 were effective as of January 1, 2007. The adoption of FIN 48 and FSP FIN 48-1 did not have a material impact on the consolidated financial statements. See Note 14 of the consolidated financial statements for additional information.

In June 2006, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 06-03, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)" ("EITF 06-03"). EITF 06-03 provides that the presentation of taxes assessed by a governmental authority that are directly imposed on revenue-producing transactions (e.g. sales, use, value added and excise taxes) between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. In addition, for any such taxes that are reported on a gross basis, the amounts of those taxes should be disclosed in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF 06-03 was effective January 1, 2007. The Company records substantially all of the taxes within the scope of EITF 06-03 on a net basis.

In September 2006, FASB issued SFAS No. 157, "Fair Value Measurement." This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. The Statement does not require any new fair value measurements but could change the current practices in measuring current fair value measurements. The Statement is effective at the beginning of the first quarter of 2008 for all financial assets and liabilities and for nonfinancial assets and liabilities recognized or disclosed at fair value on a recurring basis. For all other nonfinancial assets and liabilities, the Statement is effective in the first quarter of 2009. The adoption of this Statement will not have a material impact on the consolidated financial statements. The Company is in the process of evaluating the impact related to the Company's nonfinancial assets and liabilities not valued on a recurring basis (at least annually).

In February 2007, FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement is effective at the beginning of the first quarter of 2008. The Company has not applied the fair value option to any of its outstanding instruments and, therefore, the Statement is not expected to have an impact on the consolidated financial statements.

Recently Issued Pronouncements

In December 2007, FASB issued SFAS No. 160, "Noncontrolling Interest in Consolidated Financial Statements — an amendment of ARB No. 51." This Statement amends Accounting Research Bulletin No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary (commonly referred to as minority interest) and for the deconsolidation of a subsidiary. The Statement is effective for fiscal years beginning on or after December 15, 2008. The Company does not anticipate that the adoption of this Statement, other than changes in financial statement presentation, will have a material impact on the consolidated financial statements.

In December 2007, FASB revised SFAS No. 141, "Business Combinations" (SFAS No. 141(R)). This Statement established principles and requirements for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed and any noncontrolling interest in an acquisition, at their fair values as of the acquisition date. The Statement is effective for fiscal years beginning on or after December 15, 2008. The impact on the Company of adopting SFAS No. 141(R) will depend on the nature, terms and size of business combinations completed after the effective date.

Results of Operations

2007 Compared to 2006

A summary of key information concerning the Company's financial results for 2007 and 2006 follows:

In thousands (except per share data)	Fiscal Year 2007	Fiscal Year 2006	Change	% Change
Net sales	$1,435,999	$1,431,005	$ 4,994	.3
Gross margin	621,134	622,579	(1,445)	(.2)
S,D&A expenses	538,806(1)	537,365	1,441	.3
Interest expense	47,641	50,286	(2,645)	(5.3)
Minority interest	2,003	3,218	(1,215)	(37.8)
Income before income taxes	32,239(1)	31,160	1,079	3.5
Income taxes	12,383	7,917(2)	4,466	56.4
Net income	19,856(1)	23,243(2)	(3,387)	(14.6)
Basic net income per share:				
Common Stock	$ 2.18	$ 2.55	$ (.37)	(14.5)
Class B Common Stock	$ 2.18	$ 2.55	$ (.37)	(14.5)
Diluted net income per share:				
Common Stock	$ 2.17	$ 2.55	$ (.38)	(14.9)
Class B Common Stock	$ 2.17	$ 2.54	$ (.37)	(14.6)

(1) Results for 2007 included restructuring costs of $2.8 million (pre-tax), or $1.7 million after tax, related to the simplification of the Company's operating management structure to improve operating efficiencies across its business, which were reflected in S,D&A expenses.

(2) Results for 2006 included a favorable adjustment of $4.9 million related to agreements with two state taxing authorities to settle certain prior tax positions resulting in the reduction of the valuation allowance on related deferred tax assets and the reduction of the liability for uncertain tax positions, which was reflected as a reduction of income tax expense.

Net Sales

Net sales increased $5.0 million, or .3%, to $1.44 billion in 2007 compared to $1.43 billion in 2006.

The increase in net sales was a result of the following:

Amount (In millions)	Attributable to:
$(16.4)	10.8% decrease in volume of sales to other Coca-Cola bottlers ("bottler sales") primarily due to a decrease in volume of energy drinks offset partially by an increase in volume of tea products
13.9	2.1% increase in bottle/can sales price per unit primarily due to higher net pricing for sparkling beverages offset by lower net pricing for bottled water
(8.5)	6.2% decrease in bottler sales price per unit primarily due to a decrease in energy drink volume as a percentage of total volume (energy drinks have higher sales price per unit)
6.0	Increase in bottle/can sales due to an increase in still beverage volume as a percentage of total volume (still beverages generally have higher sales price per unit)
4.2	5.8% increase in sales price per unit of post-mix
3.1	Increase in delivery fees to certain customers
2.7	Other
$ 5.0	Total increase in net sales

In 2007, the Company's bottle/can volume to retail customers accounted for 84% of the Company's total net sales. Bottle/can net pricing is based on the invoice price charged to customers reduced by promotional allowances. Bottle/can net pricing per unit is impacted by the price charged per package, the volume generated in each package and the channels in which those packages are sold. To the extent the Company is able to increase volume in higher margin packages sold through higher margin channels, bottle/can net pricing per unit can increase without an actual increase in wholesale pricing. The increase in the Company's bottle/can net price per unit in 2007 compared to 2006 was primarily due to higher prices for sparkling beverages offset by a decrease in net pricing of bottled water in the supermarket channel. During the first half of 2007, the Company produced the energy drink, Full Throttle, for many of the Coca-Cola bottlers in the eastern half of the United States. During the second half of 2007, most of these Coca-Cola bottlers found an alternative source for the product.

Product category sales volume in 2007 and 2006 as a percentage of total bottle/can sales volume and the percentage change by product category was as follows:

Product Category	Bottle/Can Sales Volume 2007	Bottle/Can Sales Volume 2006	Bottle/Can Sales Volume % Increase (Decrease)
Sparkling beverages (including energy products)	85.1%	86.7%	(1.8)
Still beverages	14.9%	13.3%	12.1
Total bottle/can volume	100.0%	100.0%	—

Product innovation will continue to be an important factor impacting the Company's overall bottle/can revenue in the future. Beginning in the first quarter of 2007, the Company began distribution of Enviga and Gold Peak, new tea products from The Coca-Cola Company, and distribution of two of its own products, Respect and Tum-E Yummies. Respect is an all-natural, vitamin enhanced beverage, while Tum-E Yummies is a vitamin C enhanced flavored drink. Beginning in the second quarter of 2007, the Company began distribution of Diet Coke Plus, a vitamin enhanced cola, and Dasani Plus, an enhanced water beverage, two new products from The Coca-Cola Company, and distribution of BooKoo energy products. Beginning in the third quarter of 2007, the Company began distribution of NOS© products (energy drinks from FUZE), juice products from FUZE, V8 juice products from Campbell's and Country Breeze tea products. In the fourth quarter of 2007, the Company began distribution of Energy Brands Inc. products. Energy Brands Inc., also known as glacéau, is a wholly-owned subsidiary of The Coca-Cola Company which produces branded enhanced beverages including vitaminwater, smartwater and vitaminenergy.

The Company's products are sold and distributed through various channels. These channels include selling directly to retail stores and other outlets such as food markets, institutional accounts and vending machine outlets. During 2007, approximately 68% of the Company's bottle/can volume was sold for future consumption. The remaining bottle/can volume of approximately 32% was sold for immediate consumption. The Company's largest customer, Wal-Mart Stores, Inc., accounted for approximately 19% of the Company's total bottle/can volume during 2007. The Company's second largest customer, Food Lion, LLC, accounted for approximately 12% of the Company's total bottle/can volume in 2007. All of the Company's sales are to customers in the United States.

The Company charges certain customers a delivery fee to offset a portion of the Company's delivery and handling costs. The Company initiated this delivery fee in October 2005. The delivery fee is recorded in net sales and was $6.7 million and $3.6 million in 2007 and 2006, respectively.

Cost of Sales

Cost of sales includes the following: raw material costs, manufacturing labor, manufacturing overhead including depreciation expense, manufacturing warehousing costs and shipping and handling costs related to the movement of finished goods from manufacturing locations to sales distribution centers.

Cost of sales increased .8%, or $6.4 million, to $814.9 million in 2007 compared to $808.4 million in 2006. The increase in cost of sales was principally attributable to the following:

Amount (In millions)	**Attributable to:**
$ 43.4	Increase in raw material costs (primarily aluminum packaging, sweetener and concentrate costs)
(15.9)	10.8% decrease in bottler sales volume primarily due to a decrease in volume of energy drinks offset partially by an increase in volume of tea products
(13.7)	Increase in marketing funding received primarily from The Coca-Cola Company
(9.5)	6.2% decrease in bottler sales cost per unit primarily due to a decrease in energy drink volume as a percentage of total volume (energy drinks have higher cost per unit)
5.3	Increase in bottle/can cost due to an increase in still beverage volume as a percentage of total volume (still beverages generally have higher cost per unit)
(3.9)	Decrease in manufacturing overhead costs
0.7	Other
$ 6.4	Total increase in cost of sales

Beginning in the first quarter of 2007, the majority of the Company's aluminum packaging requirements did not have any ceiling price protection. The cost of aluminum cans increased approximately 18% in 2007. High fructose corn syrup costs also increased significantly during 2007 as a result of increasing demand for corn products around the world such as for ethanol production. The cost of high fructose corn syrup increased approximately 21% in 2007. During 2008, the Company expects raw material costs to increase less than they did in 2007, but to remain above historical averages.

The Company relies extensively on advertising and sales promotion in the marketing of its products. The Coca-Cola Company and other beverage companies that supply concentrates, syrups and finished products to the Company make substantial marketing and advertising expenditures to promote sales in the local territories served by the Company. The Company also benefits from national advertising programs conducted by The Coca-Cola Company and other beverage companies. Certain of the marketing expenditures by The Coca-Cola Company and other beverage companies are made pursuant to annual arrangements. Although The Coca-Cola Company has advised the Company that it intends to continue to provide marketing funding support, it is not obligated to do so under the Company's Bottle Contracts. Significant decreases in marketing funding support from The Coca-Cola Company or other beverage companies could adversely impact operating results of the Company in the future.

Total marketing funding support from The Coca-Cola Company and other beverage companies, which includes direct payments to the Company and payments to customers for marketing programs, was $46.9 million for 2007 compared to $33.2 million for 2006.

Gross Margin

Gross margin dollars decreased .2%, or $1.4 million, to $621.1 million in 2007 compared to $622.6 million in 2006. Gross margin as a percentage of net sales decreased to 43.3% in 2007 from 43.5% in 2006.

The decrease in gross margin was primarily the result of the following:

Amount (In millions)	Attributable to:
$(43.4)	Increase in raw material costs (primarily aluminum packaging, sweetener and concentrate costs)
13.9	2.1% increase in bottle/can sales price per unit primarily due to higher net pricing for sparkling beverages offset by lower net pricing for water
13.7	Increase in marketing funding received primarily from The Coca-Cola Company
3.9	Decrease in manufacturing overhead costs
4.2	5.8% increase in sales price per unit of post-mix
3.1	Increase in delivery fees to certain customers
3.2	Other
$ (1.4)	Total decrease in gross margin

The decrease in gross margin percentage was primarily due to higher raw material costs, partially offset by higher bottle/can sales price per unit, increases in marketing funding from The Coca-Cola Company and reduced manufacturing overhead costs.

The Company's gross margins may not be comparable to other companies, since some entities include all costs related to their distribution network in cost of sales. The Company includes a portion of these costs in S,D&A expenses.

S,D&A Expenses

S,D&A expenses include the following: sales management labor costs, distribution costs from sales distribution centers to customer locations, sales distribution center warehouse costs, depreciation expense related to sales centers, delivery vehicles and cold drink equipment, point-of-sale expenses, advertising expenses, cold drink equipment repair costs and administrative support labor and operating costs such as treasury, legal, information services, accounting, internal control services, human resources and executive management costs.

S,D&A expenses increased by $1.4 million, or .3%, to $538.8 million in 2007 from $537.4 million in 2006.

The increase in S,D&A expenses was primarily due to the following:

Amount (In millions)	Attributable to:
$ 5.4	Increase in employee related expenses primarily related to wage increases
2.8	Restructuring costs related to the simplification of the Company's operating management structure and reduction in work force in order to improve operating efficiencies
(1.9)	Decrease in property and casualty claims and insurance costs
(1.6)	Decrease in employee benefit costs primarily due to the amendment of the principal Company-sponsored pension plan, net of increases in the Company's 401(k) Savings Plan contributions and health insurance expenses
(1.6)	Gain on sale of aviation equipment
(1.7)	Other
$ 1.4	Total increase in S,D&A expenses

Shipping and handling costs related to the movement of finished goods from manufacturing locations to sales distribution centers are included in cost of sales. Shipping and handling costs related to the movement of finished goods from sales distribution centers to customer locations are included in S,D&A expenses and totaled $194.9 million and $193.8 million in 2007 and 2006, respectively. The Company charges certain customers a delivery fee to offset a portion of the Company's delivery and handling costs. The Company initiated this delivery fee in October 2005. The delivery fee is recorded in net sales and was $6.7 million and $3.6 million in 2007 and 2006, respectively.

On February 2, 2007, the Company initiated plans to simplify its management structure and reduce its workforce in order to improve operating efficiencies across the Company's business. The restructuring expenses consisted primarily of one-time termination benefits and other associated costs, primarily relocation expenses for certain employees. The Company incurred $2.8 million in restructuring expenses in 2007. The Company anticipates that there will be no additional restructuring expenses in 2008.

In February 2006, the Company announced an amendment to its principal Company-sponsored pension plan to cease further benefit accruals under the plan effective June 30, 2006. Net periodic pension expense decreased to $.2 million in 2007 from $8.1 million in 2006. The Company also announced in February 2006 plans to enhance its 401(k) Savings Plan for eligible employees beginning in the first quarter of 2007. The Company's expense related to its 401(k) Savings Plan increased to $8.5 million in 2007 from $4.7 million in 2006.

Amortization of Intangibles

Amortization of intangibles expense for 2007 was unchanged compared to 2006.

Interest Expense

Net interest expense decreased 5.3%, or $2.6 million in 2007 compared to 2006. The decrease in interest expense in 2007 was primarily due to an increase in interest earned on short-term investments. Interest earned on short-term investments in 2007 was $2.7 million compared to $1.4 million in 2006. The overall weighted average interest rate was 6.7% for 2007 compared to 6.6% for 2006. See the "Liquidity and Capital Resources — Hedging Activities — Interest Rate Hedging" section of M,D&A for additional information.

Minority Interest

The Company recorded minority interest of $2.0 million in 2007 compared to $3.2 million in 2006 related to the portion of Piedmont owned by The Coca-Cola Company. The decreased amount in 2007 was due to lower net income at Piedmont.

Income Taxes

The Company's effective income tax rate for 2007 was 38.4% compared to 25.4% in 2006. The lower effective tax rate in 2006 compared to 2007 resulted primarily from agreements reached with two state taxing authorities in 2006. See Note 14 of the consolidated financial statements for additional information.

The adoption of FIN 48 and FSP FIN 48-1 effective January 1, 2007, did not have a material impact on the consolidated financial statements. See Note 14 of the consolidated financial statements for additional information related to the implementation of FIN 48 and FSP FIN 48-1.

In 2006, the Company reached agreements with two state taxing authorities to settle certain prior tax positions for which the Company had previously provided reserves due to uncertainty of resolution. As a result, the Company reduced the valuation allowance on related deferred tax assets by $2.6 million and reduced the liability for uncertain tax positions by $2.3 million in 2006. This $4.9 million adjustment was reflected as a reduction of income tax expense in 2006. Also during 2006, the Company increased the liability for uncertain tax positions by $.5 million to reflect an interest accrual and an adjustment of the reserve for uncertain tax positions. The net effect of adjustments to the valuation allowance and liability for uncertain tax positions during 2006 was a reduction in income tax expense of $4.4 million.

The Company's income tax assets and liabilities are subject to adjustment in future periods based on the Company's ongoing evaluations of such assets and liabilities and new information that becomes available to the Company.

2006 Compared to 2005

A summary of key information concerning the Company's financial results for 2006 and 2005 follows:

In thousands (except per share data)	Fiscal Year 2006	Fiscal Year 2005	Change	% Change
Net sales	$1,431,005	$1,380,172	$50,833	3.7
Gross margin	622,579	618,911(2)	3,668	.6
S,D&A expenses	537,365	525,903(3)	11,462	2.2
Interest expense	50,286	49,279(4)	1,007	2.0
Income before income taxes	31,160	38,752(2)(3)(4)	(7,592)	(19.6)
Income taxes	7,917(1)	15,801	(7,884)	(49.9)
Net income	23,243(1)	22,951(2)(3)(4)	292	1.3
Basic net income per share:				
Common Stock	$ 2.55	$ 2.53	$ .02	.8
Class B Common Stock	$ 2.55	$ 2.53	$ .02	.8
Diluted net income per share:				
Common Stock	$ 2.55	$ 2.53	$ .02	.8
Class B Common Stock	$ 2.54	$ 2.53	$ .01	.4

(1) Results for 2006 included a favorable adjustment of $4.9 million related to agreements with two state taxing authorities to settle certain prior tax positions resulting in the reduction of the valuation allowance on related deferred tax assets and the reduction of the liability for uncertain tax positions, which was reflected as a reduction of income tax expense.

(2) Results for 2005 included a favorable adjustment of $7.0 million (pre-tax), or $4.2 million after tax, related to the settlement of high fructose corn syrup litigation, which was reflected as a reduction in cost of sales.

(3) Results for 2005 included a favorable adjustment of $1.1 million (pre-tax), or $.7 million after tax, related to an adjustment of amounts accrued for certain executive benefits due to the resignation of an executive, which was reflected as a reduction to S,D&A expenses.

(4) Results for 2005 included financing transaction costs of $1.7 million (pre-tax), or $1.0 million after tax, related to the exchange of $164.8 million of the Company's debt and the redemption of $8.6 million of debentures, which was reflected in interest expense.

Net Sales

Net sales increased $50.8 million, or approximately 3.7%, to $1.43 billion in 2006 compared to $1.38 billion in 2005.

The increase in net sales was a result of the following:

Amount (In millions)	Attributable to:
$17.8	13% increase in bottler sales primarily related to higher pricing per unit for Full Throttle
13.3	.6% increase in bottle/can sales volume primarily due to growth in energy products and water products offset by decreased volume in sugar sparkling beverages
12.6	2% increase in bottle/can sales price per unit
2.9	Increase in delivery fee revenue
1.8	2% increase in post-mix sales primarily related to an increase in sales price per unit
2.4	Other
$50.8	Total increase in net sales

In 2006, the Company's bottle/can volume to retail customers accounted for 83% of the Company's total net sales. Bottle/can net pricing is based on the invoice price charged to customers reduced by promotional allowances. Bottle/can net pricing per unit is impacted by the price charged per package, the volume generated in each package and the channels in which those packages are sold. To the extent the Company is able to increase volume in higher margin packages sold through higher margin channels, bottle/can net pricing per unit can increase without an actual increase in wholesale pricing. The increase in the Company's bottle/can net price per unit in 2006 compared to 2005 was primarily due to higher prices for energy products and sports drinks offset by a decrease in pricing in the supermarket channel in response to competitive pressures and ongoing pricing pressures in the bottled water category. Energy products comprised .7% of the overall bottle/can volume in 2006 compared to .5% in 2005.

Product category sales volume in 2006 and 2005 as a percentage of total bottle/can sales volume and the percentage change by product category was as follows:

Product Category	Bottle/Can Sales Volume 2006	Bottle/Can Sales Volume 2005	Bottle/Can Sales Volume % Increase (Decrease)
Sparkling beverages (including energy products)	86.7%	87.9%	(.7)
Still beverages	13.3%	12.1%	10.1
Total bottle/can sales volume	100.0%	100.0%	.6

The Company introduced several new products during 2006 including Vault Zero, Tab Energy, Cinnabon Premium Coffee Lattes and Full Throttle Blue Demon.

The Company's products are sold and distributed through various channels. These channels include selling directly to retail stores and other outlets such as food markets, institutional accounts and vending machine outlets. During 2006, approximately 68% of the Company's bottle/can sales volume was sold for future consumption. The remaining bottle/can sales volume of approximately 32% was sold for immediate consumption. The Company's largest customer, Wal-Mart Stores, Inc., accounted for approximately 16% of the Company's total bottle/can sales volume during 2006. The Company's second largest customer, Food Lion, LLC, accounted for approximately 12% of the Company's total bottle/can sales volume in 2006.

Cost of Sales

Cost of sales increased 6.2%, or $47.2 million, to $808.4 million in 2006 compared to $761.2 million in 2005. The increase in cost of sales was principally attributable to the following:

Amount (In millions)	Attributable to:
$24.6	4% increase in raw material costs (primarily concentrate, sweetener and packaging costs)
10.8	Increase in other manufacturing costs
7.0	Increase due to 2005 settlement of high fructose corn syrup litigation
4.8	Increase due to higher sales volume
(4.3)	Increase in marketing funding received primarily from The Coca-Cola Company
4.3	Other
$47.2	Total increase in cost of sales

Total marketing funding support from The Coca-Cola Company and other beverage companies, which includes direct payments to the Company and payments to customers for marketing programs, was $33.2 million for 2006 compared to $28.9 million for 2005 and was recorded as a reduction in cost of sales.

Gross Margin

Gross margin increased $3.7 million, or .6%, to $622.6 million in 2006 from $618.9 million in 2005. Gross margin as a percentage of net sales decreased to 43.5% in 2006 from 44.8% in 2005.

The increase in gross margin was primarily the result of the following:

Amount (In millions)	Attributable to:
$(24.6)	4% increase in raw material costs (primarily concentrate, sweetener and packaging cost)
19.5	15% increase in average sales price per unit for bottler sales related to growth in sales of energy products
12.6	2% increase in average bottle/can price per unit
(10.8)	Increase in manufacturing costs
(7.0)	Decrease as the result of proceeds received in 2005 from high fructose corn syrup litigation
6.2	Increase in bottle/can sales volume
4.3	Increase in marketing funding received primarily from The Coca-Cola Company
2.9	Increase in delivery fee revenue
.6	Other
$ 3.7	Total increase in gross margin

The decreases in gross margin percentage resulted primarily from higher raw material costs and higher manufacturing costs in 2006 and the high fructose corn syrup litigation proceeds received in 2005.

S,D&A Expenses

S,D&A expenses increased by $11.5 million, or 2.2%, to $537.4 million in 2006 from $525.9 million in 2005.

The increase in S,D&A expenses was primarily due to the following:

Amount (In millions)	Attributable to:
$12.8	Increase in employee related expenses primarily related to wage increases and additional personnel
(2.2)	Decrease in employee benefit costs primarily due to the amendment of the principal Company-sponsored pension plan and changes to the Company's postretirement health care plan
1.9	Increase in property and casualty insurance costs
1.8	Increase in energy costs primarily related to the movement of finished goods from sales distribution centers to customer locations
(1.1)	Decrease in depreciation expense primarily due to lower levels of capital spending over the past several years
(1.1)	Favorable adjustment in 2005 due to the resignation of a Company executive and related impact on amounts accrued for certain benefit plans
(.6)	Other
$11.5	Total increase in S,D&A expenses

Shipping and handling costs related to the movement of finished goods from manufacturing locations to sales distribution centers are included in cost of sales. Shipping and handling costs related to the movement of finished goods from sales distribution centers to customer locations are included in S,D&A expenses and totaled $193.8 million and $183.1 million in 2006 and 2005, respectively. The Company charges certain customers a delivery fee to offset a portion of the Company's delivery and handling costs. The Company initiated this delivery fee in October 2005. The delivery fee is recorded in net sales and was $3.6 million and $.7 million in 2006 and 2005, respectively.

In February 2006, the Company announced an amendment to its principal Company-sponsored pension plan to cease further benefit accruals under the plan effective June 30, 2006. Net periodic pension expense decreased to $8.1 million in 2006 from $11.8 million in 2005.

In October 2005, the Company announced changes to its postretirement health care plan. Primarily as a result of these changes, the Company's expense for postretirement health care decreased to $2.1 million in 2006 from $4.5 million in 2005.

Amortization of Intangibles

Amortization of intangibles expense for 2006 declined by $.3 million compared to 2005. The decline in amortization expense was due to the impact of certain customer relationships recorded in other identifiable intangible assets which are now fully amortized.

Interest Expense

Net interest expense increased 2.0%, or $1.0 million, to $50.3 million in 2006 from $49.3 million in 2005. The change primarily reflected higher interest rates on the Company's floating rate debt partially offset by a $1.0 million increase in interest earned on short-term cash investments in 2006. Interest expense in 2005 included $1.7 million of financing transaction costs related to the exchange of $164.8 million of the Company's debt and the redemption of $8.6 million of debentures. Excluding the impact of the $1.7 million financing transaction costs, the Company's overall weighted average interest rate increased to 6.6% during 2006 from 6.2% during 2005. See the "Liquidity and Capital Resources — Interest Rate Hedging" section of M,D&A for additional information.

Minority Interest

The Company recorded minority interest of $3.2 million in 2006 compared to $4.1 million in 2005 related to the portion of Piedmont owned by The Coca-Cola Company. The decreased amount in 2006 was due to unfavorable changes in operating results at Piedmont.

Income Taxes

The Company's effective income tax rate for 2006 was 25.4% compared to 40.8% in 2005. The deduction for qualified production activities provided within the American Jobs Creation Act of 2004 reduced the Company's effective income tax rate by approximately 1.9% in 2006.

In 2006, the Company reached agreements with two state taxing authorities to settle certain prior tax positions for which the Company had previously provided reserves due to uncertainty of resolution. As a result, the Company reduced the valuation allowance on related deferred tax assets by $2.6 million and reduced the liability for uncertain tax positions by $2.3 million in 2006. This $4.9 million adjustment was reflected as a reduction of income tax expense in 2006. Also during 2006, the Company increased the liability for uncertain tax positions by $.5 million to reflect an interest accrual and an adjustment of the reserve for uncertain tax positions. The net effect of adjustments to the valuation allowance and liability for uncertain tax positions during 2006 was a reduction in income tax expense of $4.4 million.

During 2005, the Company entered into a settlement agreement with a state whereby the Company agreed to reduce certain net operating loss carryforwards and to pay certain additional taxes and interest relating to prior years. The loss of state net operating loss carryforwards, net of federal tax benefit, of $4.4 million did not have an effect on the provision for income taxes due to a valuation allowance previously recorded for such deferred tax assets. Under this settlement, the Company was required to pay $5.7 million in 2005 and was required to pay an additional $5.0 million by April 15, 2006. The amounts paid in excess of liabilities previously recorded had the effect of increasing income tax expense by approximately $4.1 million in 2005. Based on an analysis of facts and available information, the Company also made adjustments to liabilities for income tax exposure related to other states in 2005 which had the effect of decreasing income tax expense by $3.8 million in 2005.

During 2005, the Company also entered into settlement agreements with two other states regarding certain tax years. The effect of these settlements was the reduction of certain state net operating loss carryforwards with a tax effect, net of federal tax benefit, of $.6 million, the payment of $1.1 million in previously accrued tax and the reduction of valuation allowances of $1.2 million, net of federal tax benefit, related to net operating loss utilization in these states. The Company recognized in 2005 an increase in the average state income tax rate which is used in determining the net deferred income tax liability. This increase in the state income tax rate resulted in additional income tax expense in 2005 of $1.6 million.

The Company has obtained the majority of its long-term debt financing other than capital leases from the public markets. As of December 30, 2007, the Company's total outstanding balance of debt and capital lease obligations was $679.1 million of which $591.5 million was financed through publicly offered debt. The Company had capital lease obligations of $80.2 million and $7.4 million due on its lines of credit as of December 30, 2007. The Company's interest rate derivative contracts are with several different financial institutions to minimize the concentration of credit risk. The Company has master agreements with the counterparties to its derivative financial agreements that provide for net settlement of derivative transactions.

Cash Sources and Uses

The primary source of cash for the Company has been cash provided by operating activities and borrowings on available lines of credit. The primary uses of cash have been for capital expenditures, the payment of debt and capital lease obligations, income tax payments and dividends.

A summary of cash activity for 2007 and 2006 follows:

In millions	Fiscal Year 2007	Fiscal Year 2006
Cash sources		
Cash provided by operating activities (excluding income tax payments)	$116.9	$120.1
Other	8.7	2.4
Total cash sources	$125.6	$122.5
Cash uses		
Capital expenditures	$ 48.2	$ 63.2
Investment in plastic bottle manufacturing cooperative	3.4	2.3
Payment of debt and capital lease obligations	95.1	8.2
Income tax payments	21.4	17.2
Dividends	9.1	9.1
Other	.4	.3
Total cash uses	$177.6	$100.3
Increase (decrease) in cash	$ (52.0)	$ 22.2

Based on current projections, which include a number of assumptions such as the Company's pre-tax earnings, the Company anticipates its cash requirements for income taxes will be between $10 million and $15 million in 2008. The cash requirement for income taxes in 2006 included $5 million related to the settlement of a state tax audit accrued in 2005.

Investing Activities

Additions to property, plant and equipment during 2007 were $48.2 million compared to $63.2 million in 2006. Capital expenditures during 2007 were funded with cash flows from operations, cash on hand and borrowings on the lines of credit. Leasing is used for certain capital additions when considered cost effective relative to other sources of capital. The Company currently leases its corporate headquarters, two production facilities and several sales distribution facilities and administrative facilities.

The Company anticipates that additions to property, plant and equipment in 2008 will be in the range of $55 million to $70 million and plans to fund such additions through cash flows from operations, its available lines of credit and proceeds from the sale of closed facilities.

Financing Activities

On March 8, 2007, the Company entered into a $200 million revolving credit facility ("$200 million facility"), replacing its $100 million facility. The $200 million facility matures in March 2012 and includes an option to extend the term for an additional year at the discretion of the participating banks. The $200 million facility bears interest at a floating base rate or a floating rate of LIBOR plus an interest rate spread of .35%. In addition, there is a fee of .10%

Financial Condition

Total assets decreased to $1.29 billion at December 30, 2007 from $1.36 billion at December 31, 2006 primarily due to decreases in cash and cash equivalents and property, plant and equipment, net. Property, plant and equipment, net decreased primarily due to lower levels of capital spending over the past several years. Cash and cash equivalents decreased as cash on hand on November 1, 2007 was used, along with borrowing under the Company's lines of credit, to repay $100 million of debentures.

Net working capital, defined as current assets less current liabilities, increased by $40.8 million from December 31, 2006 to December 30, 2007.

Significant changes in net working capital from December 31, 2006 to December 30, 2007 were as follows:

- A decrease in cash and cash equivalents of $52.0 million primarily due to the payment of $100 million of debentures in November 2007.
- A decrease in current portion of debt of $92.6 million primarily due to the payment of $100 million of debentures in November 2007.
- An increase in accounts payable, trade of $7.3 million primarily due to timing of payments.
- A decrease in accounts payable to The Coca-Cola Company of $10.2 million primarily due to timing of payments.

Debt and capital lease obligations were $679.1 million as of December 30, 2007 compared to $769.0 million as of December 31, 2006. Debt and capital lease obligations as of December 30, 2007 and December 31, 2006 included $80.2 million and $77.5 million, respectively, of capital lease obligations related primarily to Company facilities.

The Company recorded a minimum pension liability adjustment of $4.3 million, net of tax, as of January 1, 2006 to reflect the difference between the fair market value of the Company's pension plan assets and the accumulated benefit obligation of the pension plans. The Company recorded a minimum pension liability adjustment of $5.4 million, net of tax, as of December 31, 2006 as a result of the plan curtailment discussed in Note 17 to the consolidated financial statements. The Company adopted the provisions of SFAS No. 158 at the end of 2006. Pension and postretirement liabilities were adjusted to reflect the excess of the projected benefit obligation (pension) and the accumulated postretirement benefit obligation (postretirement medical) over available plan assets. The total SFAS No. 158 adjustment to increase benefit liabilities was $2.6 million, net of tax, with a corresponding adjustment to other comprehensive loss. There were no contributions to the Company's pension plans in 2007. Contributions to the Company's pension plans were $.5 million in 2006. The Company anticipates that contributions to the principal Company-sponsored pension plan in 2008 will be approximately $3.4 million.

Liquidity and Capital Resources

Capital Resources

The Company's sources of capital include cash flow from operations, available credit facilities and the issuance of debt and equity securities. Management believes the Company, through these sources, has sufficient financial resources available to maintain its current operations and provide for its current capital expenditure and working capital requirements, scheduled debt payments, interest and income tax payments and dividends for stockholders. The amount and frequency of future dividends will be determined by the Company's Board of Directors in light of the earnings and financial condition of the Company at such time, and no assurance can be given that dividends will be declared in the future.

As of December 30, 2007, the Company had $200 million available under its revolving credit facility to meet its cash requirements. The Company borrows periodically under its available lines of credit. These lines of credit, in the aggregate amount of $60 million at December 30, 2007, are made available at the discretion of two participating banks at rates negotiated at the time of borrowing and may be withdrawn at any time by such banks.

The Company used cash on hand and availability under its lines of credit to satisfy the $100 million maturity of debentures in November 2007.

The Company expects to use cash flow generated from operations, its $200 million revolving credit facility and potentially other sources, including bank borrowings or issuance of debentures under its shelf registration statement, to repay or refinance debentures maturing in May and July 2009.

The Company has obtained the majority of its long-term debt financing other than capital leases from the public markets. As of December 30, 2007, the Company's total outstanding balance of debt and capital lease obligations was $679.1 million of which $591.5 million was financed through publicly offered debt. The Company had capital lease obligations of $80.2 million and $7.4 million due on its lines of credit as of December 30, 2007. The Company's interest rate derivative contracts are with several different financial institutions to minimize the concentration of credit risk. The Company has master agreements with the counterparties to its derivative financial agreements that provide for net settlement of derivative transactions.

Cash Sources and Uses

The primary source of cash for the Company has been cash provided by operating activities and borrowings on available lines of credit. The primary uses of cash have been for capital expenditures, the payment of debt and capital lease obligations, income tax payments and dividends.

A summary of cash activity for 2007 and 2006 follows:

In millions	Fiscal Year 2007	Fiscal Year 2006
Cash sources		
Cash provided by operating activities (excluding income tax payments)	$116.9	$120.1
Other	8.7	2.4
Total cash sources	$125.6	$122.5
Cash uses		
Capital expenditures	$ 48.2	$ 63.2
Investment in plastic bottle manufacturing cooperative	3.4	2.3
Payment of debt and capital lease obligations	95.1	8.2
Income tax payments	21.4	17.2
Dividends	9.1	9.1
Other	.4	.3
Total cash uses	$177.6	$100.3
Increase (decrease) in cash	$ (52.0)	$ 22.2

Based on current projections, which include a number of assumptions such as the Company's pre-tax earnings, the Company anticipates its cash requirements for income taxes will be between $10 million and $15 million in 2008. The cash requirement for income taxes in 2006 included $5 million related to the settlement of a state tax audit accrued in 2005.

Investing Activities

Additions to property, plant and equipment during 2007 were $48.2 million compared to $63.2 million in 2006. Capital expenditures during 2007 were funded with cash flows from operations, cash on hand and borrowings on the lines of credit. Leasing is used for certain capital additions when considered cost effective relative to other sources of capital. The Company currently leases its corporate headquarters, two production facilities and several sales distribution facilities and administrative facilities.

The Company anticipates that additions to property, plant and equipment in 2008 will be in the range of $55 million to $70 million and plans to fund such additions through cash flows from operations, its available lines of credit and proceeds from the sale of closed facilities.

Financing Activities

On March 8, 2007, the Company entered into a $200 million revolving credit facility ("$200 million facility"), replacing its $100 million facility. The $200 million facility matures in March 2012 and includes an option to extend the term for an additional year at the discretion of the participating banks. The $200 million facility bears interest at a floating base rate or a floating rate of LIBOR plus an interest rate spread of .35%. In addition, there is a fee of .10%

required for the facility. Both the interest rate spread and the facility fee are determined from a commonly-used pricing grid based on the Company's long-term senior unsecured debt rating. The $200 million facility contains two financial covenants related to ratio requirements for interest coverage and long-term debt to cash flow, each as defined in the credit agreement. These covenants do not currently, and the Company does not anticipate they will, restrict its liquidity or capital resources. There were no amounts outstanding under the revolving credit facilities at December 30, 2007 and December 31, 2006.

The Company borrows periodically under its available lines of credit. These lines of credit, in the aggregate amount of $60 million at December 30, 2007, are made available at the discretion of the two participating banks at rates negotiated at the time of borrowing and may be withdrawn at any time by such banks. The Company can utilize its revolving credit facility in the event the lines of credit are not available. On December 30, 2007, $7.4 million was outstanding under the lines of credit. On December 31, 2006, there was no amount outstanding under the lines of credit.

In January 1999, the Company filed a shelf registration for up to $800 million of debt and equity securities. The Company has issued $500 million of debt under this shelf registration. The Company currently has up to $300 million available for use under this shelf registration which, subject to the Company's ability to consummate a transaction on acceptable terms, could be used for long-term financing or refinancing of debt maturities.

The Company expects to use cash flow generated from operations, its $200 million revolving credit facility and potentially other sources, including bank borrowings or issuance of debentures under its shelf registration statement, to repay or refinance debentures maturing in May and July 2009.

The Company currently provides financing for Piedmont under the terms of an agreement that expires on December 31, 2010. Piedmont pays the Company interest on its borrowings at the Company's average cost of funds plus .50%. The loan balance at December 30, 2007 was $77.4 million and was eliminated in consolidation.

All of the outstanding debt has been issued by the Company with none having been issued by any of the Company's subsidiaries. There are no guarantees of the Company's debt. The Company or its subsidiaries have entered into four capital leases.

At December 30, 2007, the Company's credit ratings were as follows:

	Long-Term Debt
Standard & Poor's	BBB
Moody's	Baa2

The Company's credit ratings are reviewed periodically by the respective rating agencies. Changes in the Company's operating results or financial position could result in changes in the Company's credit ratings. Lower credit ratings could result in higher borrowing costs for the Company. There were no changes in these credit ratings from the prior year. It is the Company's intent to continue to reduce its financial leverage over time.

The Company's public debt is not subject to financial covenants but does limit the incurrence of certain liens and encumbrances as well as indebtedness by the Company's subsidiaries in excess of certain amounts.

The Company issued 20,000 shares of Class B Common Stock to J. Frank Harrison, III, Chairman of the Board of Directors and Chief Executive Officer, with respect to 2006, effective January 1, 2007, under a restricted stock award plan that provides for annual awards of such shares subject to the Company achieving at least 80% of the overall goal achievement factor in the Company's Annual Bonus Plan.

The Company's only share-based compensation is the restricted stock award to Mr. Harrison, III. The award provides the shares of restricted stock vest at the rate of 20,000 shares per year over a ten-year period. The vesting of each annual installment is contingent upon the Company achieving at least 80% of the overall goal achievement factor in the Company's Annual Bonus Plan. Each annual 20,000 share tranche has an independent performance requirement as it is not established until the Company's Annual Bonus Plan targets are approved for each year. As a result, each 20,000 share tranche is considered to have its own service inception date, grant-date fair value and requisite service period. The Company's Annual Bonus Plan targets, which establish the performance requirement for 2007, were set in the first quarter of 2007, and the Company recorded the 20,000 share award at the grant-date price of $58.53 per share. Total stock compensation expense was $1.2 million in 2007. In addition, the Company reimburses Mr. Harrison, III for income taxes to be paid on the shares if the performance requirement is met and the shares are issued. The Company accrues the estimated cost of the income tax reimbursement over the one-year service period.

Off-Balance Sheet Arrangements

The Company is a member of two manufacturing entities and has guaranteed $45.4 million of debt and related lease obligations for these entities as of December 30, 2007. In addition, the Company has an equity ownership in each of the entities. As of December 30, 2007, the Company's maximum exposure, if the entities borrowed up to their borrowing capacity, would have been $66.8 million including the Company's equity interest. See Note 13 of the consolidated financial statements for additional information about these entities.

Aggregate Contractual Obligations

The following table summarizes the Company's contractual obligations and commercial commitments as of December 30, 2007:

	Payments Due by Period				
In thousands	**Total**	**2008**	**2009-2010**	**2011-2012**	**2013 and Thereafter**
Contractual obligations:					
Total debt, net of interest	$ 598,850	$ 7,400	$176,693	$150,000	$264,757
Capital lease obligations, net of interest	80,215	2,602	5,754	6,581	65,278
Estimated interest on debt and capital lease obligations(1)	292,129	39,143	60,269	55,021	137,696
Purchase obligations(2)	603,700	94,686	192,355	190,037	126,622
Other long-term liabilities(3)	90,738	5,860	11,290	10,650	62,938
Operating leases	16,818	3,277	4,132	2,386	7,023
Long-term contractual arrangements(4)	22,694	6,802	9,781	4,185	1,926
Interest rate swap agreements	2,291	1,456	720	115	
Postretirement obligations	34,935	2,271	4,869	5,212	22,583
Purchase orders(5)	22,303	22,303			
Total contractual obligations	$1,764,673	$185,800	$465,863	$424,187	$688,823

(1) Includes interest payments based on contractual terms and current interest rates for variable rate debt.

(2) Represents an estimate of the Company's obligation to purchase 17.5 million cases of finished product on an annual basis through May 2014 from South Atlantic Canners, a manufacturing cooperative, and other purchase commitments.

(3) Includes obligations under executive benefit plans, unrecognized income tax benefits and other long-term liabilities.

(4) Includes contractual arrangements with certain prestige properties, athletic venues and other locations, and other long-term marketing commitments.

(5) Purchase orders include commitments in which a written purchase order has been issued to a vendor, but the goods have not been received or the services performed.

The Company has $9.2 million of unrecognized income tax benefits including accrued interest as of December 30, 2007 (included in other long-term liabilities in the above table) pursuant to FIN 48, of which $8.0 million would affect the Company's effective tax rate if recognized. The Company does not anticipate any material impact on its liquidity and capital resources due to the resolution of income tax positions reserved for as uncertain. See Note 14 of the consolidated financial statements for additional information related to the Company's adoption of FIN 48.

The Company is a member of Southeastern Container, a plastic bottle manufacturing cooperative, from which the Company is obligated to purchase at least 80% of its requirements of plastic bottles for certain designated territories. This obligation is not included in the Company's table of contractual obligations and commercial commitments since there are no minimum purchase requirements.

The Company has $21.4 million of standby letters of credit, primarily related to its property and casualty insurance programs, as of December 30, 2007. See Note 13 of the consolidated financial statements for additional information related to commercial commitments, guarantees, legal and tax matters.

The Company anticipates that contributions to the principal Company-sponsored pension plan in 2008 will be approximately $3.4 million. Postretirement medical care payments are expected to be approximately $2.3 million in 2008. See Note 17 to the consolidated financial statements for additional information related to pension and postretirement obligations.

Hedging Activities

Interest Rate Hedging

The Company periodically uses interest rate hedging products to modify risk from interest rate fluctuations. The Company has historically altered its fixed/floating rate mix based upon anticipated cash flows from operations relative to the Company's debt level and the potential impact of changes in interest rates on the Company's overall financial condition. Sensitivity analyses are performed to review the impact on the Company's financial position and coverage of various interest rate movements. The Company does not use derivative financial instruments for trading purposes nor does it use leveraged financial instruments.

The Company currently has six interest rate swap agreements. These interest rate swap agreements effectively convert $225 million of the Company's debt from a fixed rate to a floating rate and are accounted for as fair value hedges.

During 2007, 2006 and 2005, interest expense was reduced each year by $1.7 million due to amortization of the deferred gains on previously terminated interest rate swap agreements and forward interest rate agreements. Interest expense will be reduced by the amortization of these deferred gains in 2008 through 2012 as follows: $1.7 million, $.9 million, $.3 million, $.3 million and $.3 million, respectively.

The weighted average interest rate of the Company's debt and capital lease obligations after taking into account all of the interest rate hedging activities was 6.2% as of December 30, 2007 compared to 6.9% as of December 31, 2006. The Company's overall weighted average interest rate on its debt and capital lease obligations, increased to 6.7% in 2007 from 6.6% in 2006. Approximately 41% of the Company's debt and capital lease obligations of $679.1 million as of December 30, 2007 was maintained on a floating rate basis and was subject to changes in short-term interest rates.

Assuming no changes in the Company's capital structure, if market interest rates average 1% more in 2008 than the interest rates as of December 30, 2007, interest expense for 2008 would increase by approximately $3 million. This amount is determined by calculating the effect of a hypothetical interest rate increase of 1% on outstanding floating rate debt and capital lease obligations as of December 30, 2007, including the effects of the Company's derivative financial instruments. This calculated, hypothetical increase in interest expense for the following twelve months may be different from the actual increase in interest expense from a 1% increase in interest rates due to varying interest rate reset dates on the Company's floating rate debt and derivative financial instruments.

Fuel Hedging

During the first quarter of 2007, the Company began using derivative instruments to hedge the majority of the Company's vehicle fuel purchases. These derivative instruments relate to diesel fuel and unleaded gasoline used in the Company's delivery fleet. Derivative instruments used include puts and calls which effectively establish an upper and lower limit on the Company's price of fuel within periods covered by the instruments. The Company pays a fee for these instruments which is amortized over the corresponding period of the instrument. The Company currently accounts for its fuel hedges on a mark-to-market basis with any expense or income reflected as an adjustment of fuel costs.

CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, as well as information included in future filings by the Company with the Securities and Exchange Commission and information contained in written material, press releases and oral statements issued by or on behalf of the Company, contains, or may contain, forward-looking management comments and other statements that reflect management's current outlook for future periods. These statements include, among others, statements relating to:

- anticipated return on pension plan investments;
- the Company's belief that other parties to certain contractual arrangements will perform their obligations;
- potential marketing funding support from The Coca-Cola Company and other beverage companies;
- the Company's belief that the risk of loss with respect to funds deposited with banks is minimal;
- the Company's belief that disposition of certain claims and legal proceedings will not have a material adverse effect on its financial condition, cash flows or results of operations and that no material amount of loss in excess of recorded amounts is reasonably possible;
- management's belief that the Company has adequately provided for any ultimate amounts that are likely to result from tax audits;
- the Company's expectation of exercising its option to extend certain lease obligations;
- management's belief that the Company has sufficient financial resources to maintain current operations and provide for its current capital expenditure and working capital requirements, scheduled debt payments, interest and income tax payments and dividends for stockholders;
- the Company's intention to reduce its financial leverage over time;
- the Company's belief that the cooperatives whose debt and lease obligations the Company guarantees have sufficient assets and the ability to adjust selling prices of their products to adequately mitigate the risk of material loss and that the cooperatives will perform their obligations under their debt and lease agreements;
- the Company's intention to renew the lines of credit as they mature;
- the Company's ability to issue $300 million of securities under acceptable terms under its shelf registration statement;
- the Company's belief that certain franchise rights are perpetual or will be renewed upon expiration;
- the Company's intention to provide for Piedmont's future financing requirements;
- the Company's key priorities which are revenue management, product innovation and beverage portfolio expansion, distribution cost management and productivity;
- the Company's belief that its liquidity or capital resources will not be restricted by certain financial covenants in the Company's credit agreements;
- the Company's hypothetical calculation of the impact of a 1% increase in interest rates on outstanding floating rate debt and capital lease obligations for the next twelve months as of December 30, 2007;
- the Company's belief that it may market and sell nationally certain products it has developed and owns;
- anticipated cash payments for income taxes will be in the range of $10 million to $15 million in 2008;
- anticipated additions to property, plant and equipment in 2008 will be in the range of $55 million to $70 million;
- the Company's belief that compliance with environmental laws will not have a material adverse effect on its capital expenditures, earnings or competitive position;

- the Company's belief that demand for sugar sparkling beverages (other than energy products) may continue to decline;
- the Company's belief that, during 2008, raw material costs will increase less than they did in 2007, but will remain above historical averages;
- the Company's belief that contributions to the principal Company-sponsored pension plan in 2008 will be approximately $3.4 million;
- the Company's belief that postretirement benefit payments are expected to be approximately $2.3 million in 2008;
- the Company's beliefs and estimates regarding the impact of the adoption of certain new accounting pronouncements;
- the Company's expectation that its overall bottle/can revenue will be primarily dependent upon continued growth in diet sparkling products, sports drinks, bottled water, enhanced water and energy products, the introduction of new products and the pricing of brands and packages within channels;
- the Company's belief that the implementation of its CooLift® route delivery system will continue over the next several years and will result in significant savings in future years and more efficient delivery of a greater number of products;
- the Company's belief that the majority of its deferred tax assets will be realized;
- the Company's intention to renew substantially all the Allied Bottle Contracts and Noncarbonated Beverage Contracts as they expire;
- the Company's belief that there will not be significant changes in the levels of marketing and advertising by The Coca-Cola Company and Cadbury Schweppes Americas Beverages;
- the Company's belief that there will be no additional restructuring costs in 2008;
- the Company's beliefs that the growth of Company-owned or exclusive licensed brands appear promising and the cost of developing, marketing and distributing these brands may be significant;
- the Company's belief there will not be any material impact on its liquidity and capital resources due to the resolution of income tax positions reserved for as uncertain;
- the Company's belief that changes in unrecognized tax benefits over the next 12 months will not have a significant impact on the consolidated financial statements;
- the Company's expectation that it will use cash flow generated from operations, its revolving credit facility and potentially other sources, including bank borrowings or issuance of debentures under its shelf registration statement, to repay or refinance debentures maturing in May and July 2009; and
- the Company's expectation that concentrate, plastic bottles, aluminum cans and high fructose corn syrup costs will increase in 2008.

These statements and expectations are based on currently available competitive, financial and economic data along with the Company's operating plans, and are subject to future events and uncertainties that could cause anticipated events not to occur or actual results to differ materially from historical or anticipated results. Factors that could impact those differences or adversely affect future periods include, but are not limited to, the factors set forth under Item 1A. — Risk Factors.

Caution should be taken not to place undue reliance on the Company's forward-looking statements, which reflect the expectations of management of the Company only as of the time such statements are made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

The Company is exposed to certain market risks that arise in the ordinary course of business. The Company may enter into derivative financial instrument transactions to manage or reduce market risk. The Company does not enter into derivative financial instrument transactions for trading purposes. A discussion of the Company's primary market risk exposure and interest rate risk is presented below.

Debt and Derivative Financial Instruments

The Company is subject to interest rate risk on its fixed and floating rate debt. The Company periodically uses interest rate hedging products to modify risk from interest rate fluctuations. The Company has historically altered its fixed/floating rate mix based upon anticipated cash flows from operations relative to the Company's overall financial condition. Sensitivity analyses are performed to review the impact on the Company's financial position and coverage of various interest rate movements. The counterparties to these interest rate hedging arrangements are major financial institutions with which the Company also has other financial relationships. While the Company is exposed to credit loss in the event of nonperformance by these counterparties, the Company does not anticipate nonperformance by these parties. The Company generally maintains between 40% and 60% of total borrowings at variable interest rates after taking into account all of the interest rate hedging activities. While this is the target range for the percentage of total borrowings at variable interest rates, the financial position of the Company and market conditions may result in strategies outside of this range at certain points in time. Approximately 41% of the Company's debt and capital lease obligations of $679.1 million as of December 30, 2007 was subject to changes in short-term interest rates.

As it relates to the Company's variable rate debt and variable rate leases, assuming no changes in the Company's financial structure, if market interest rates average 1% more in 2008 than the interest rates as of December 30, 2007, interest expense for 2008 would increase by approximately $3 million. This amount was determined by calculating the effect of the hypothetical interest rate on our variable rate debt and variable rate leases after giving consideration to all our interest rate hedging activities. This calculated, hypothetical increase in interest expense for the following twelve months may be different from the actual increase in interest expense from a 1% increase in interest rates due to varying interest rate reset dates on the Company's floating rate debt and derivative financial instruments.

Raw Material and Commodity Price Risk

Beginning in 2007, the majority of the Company's aluminum packaging requirements did not have any ceiling price protection and the cost of aluminum cans increased during 2007. High fructose corn syrup costs also increased significantly during 2007 as a result of increasing demand for corn products around the world such as for ethanol production. The combined impact of increasing costs for aluminum cans and high fructose corn syrup increased cost of sales during 2007. In addition, there is no limit on the price The Coca-Cola Company and other beverage companies can charge for concentrate. During 2008, the Company expects raw material costs to increase less than they did in 2007, but to remain above historical averages.

The Company is also subject to commodity price risk arising from price movements for certain other commodities included as part of its raw materials. The Company manages this commodity price risk in some cases by entering into contracts with adjustable prices. The Company has not historically used derivative commodity instruments in the management of this risk.

During 2007, the Company began using derivative instruments to hedge the majority of the Company's vehicle fuel purchases. These derivative instruments relate to diesel fuel and unleaded gasoline used in the Company's delivery fleet. Instruments used include puts and calls which effectively form an upper and lower limit on the Company's price of fuel within periods covered by the instruments. The Company pays a fee for these instruments which is amortized over the corresponding period of the instrument. The Company currently accounts for its fuel hedges on a mark-to-market basis with any expense or income reflected as an adjustment of fuel costs.

Effect of Changing Prices

The principal effect of inflation on the Company's operating results is to increase costs. The Company may raise selling prices to offset these cost increases; however, the resulting impact on retail prices may reduce volumes purchased by consumers.

COCA-COLA BOTTLING CO. CONSOLIDATED

CONSOLIDATED BALANCE SHEETS

In thousands (except share data)	Dec. 30, 2007	Dec. 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 9,871	$ 61,823
Accounts receivable, trade, less allowance for doubtful accounts of $1,137 and $1,334, respectively	92,499	91,299
Accounts receivable from The Coca-Cola Company	3,800	4,915
Accounts receivable, other	7,867	8,565
Inventories	63,534	67,055
Prepaid expenses and other current assets	20,758	13,485
Total current assets	198,329	247,142
Property, plant and equipment, net	359,930	384,464
Leased property under capital leases, net	70,862	69,851
Other assets	35,655	35,542
Franchise rights, net	520,672	520,672
Goodwill, net	102,049	102,049
Other identifiable intangible assets, net	4,302	4,747
Total	$1,291,799	$1,364,467

See Accompanying Notes to Consolidated Financial Statements.

COCA-COLA BOTTLING CO. CONSOLIDATED

CONSOLIDATED BALANCE SHEETS

	Dec. 30, 2007	Dec. 31, 2006
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of debt	$ 7,400	$ 100,000
Current portion of obligations under capital leases	2,602	2,435
Accounts payable, trade	51,323	44,050
Accounts payable to The Coca-Cola Company	11,597	21,748
Other accrued liabilities	54,511	51,030
Accrued compensation	23,447	19,671
Accrued interest payable	8,417	10,008
Total current liabilities	159,297	248,942
Deferred income taxes	168,540	162,694
Pension and postretirement benefit obligations	32,758	57,757
Other liabilities	93,632	88,598
Obligations under capital leases	77,613	75,071
Long-term debt	591,450	591,450
Total liabilities	1,123,290	1,224,512
Commitments and Contingencies (Note 13)		
Minority interest	48,005	46,002
Stockholders' equity:		
Convertible Preferred Stock, $100.00 par value: Authorized-50,000 shares; Issued-None		
Nonconvertible Preferred Stock, $100.00 par value: Authorized-50,000 shares; Issued-None		
Preferred Stock, $.01 par value: Authorized-20,000,000 shares; Issued-None		
Common Stock, $1.00 par value: Authorized-30,000,000 shares; Issued-9,706,051 and 9,705,551 shares, respectively	9,706	9,705
Class B Common Stock, $1.00 par value: Authorized-10,000,000 shares; Issued-3,107,766 and 3,088,266 shares, respectively	3,107	3,088
Class C Common Stock, $1.00 par value: Authorized-20,000,000 shares; Issued-None		
Capital in excess of par value	102,469	101,145
Retained earnings	79,227	68,495
Accumulated other comprehensive loss	(12,751)	(27,226)
	181,758	155,207
Less-Treasury stock, at cost:		
Common Stock-3,062,374 shares	60,845	60,845
Class B Common Stock-628,114 shares	409	409
Total stockholders' equity	120,504	93,953
Total	$1,291,799	$1,364,467

See Accompanying Notes to Consolidated Financial Statements.

COCA-COLA BOTTLING CO. CONSOLIDATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands	Fiscal Year 2007	Fiscal Year 2006	Fiscal Year 2005
Cash Flows from Operating Activities			
Net income	$ 19,856	$ 23,243	$ 22,951
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation expense	67,881	67,334	68,222
Amortization of intangibles	445	550	880
Deferred income taxes	(4,165)	(7,030)	3,105
Losses on sale of property, plant and equipment	445	1,340	775
Amortization of debt costs	2,678	2,638	1,967
Stock compensation expense	1,171	929	860
Amortization of deferred gains related to terminated interest rate agreements	(1,698)	(1,689)	(1,679)
Minority interest	2,003	3,218	4,097
Decrease in current assets less current liabilities	1,947	5,863	4,042
(Increase) decrease in other noncurrent assets	1,058	3,585	(1,475)
Increase (decrease) in other noncurrent liabilities	3,854	2,736	(1,471)
Other	23	180	(180)
Total adjustments	75,642	79,654	79,143
Net cash provided by operating activities	95,498	102,897	102,094
Cash Flows from Investing Activities			
Additions to property, plant and equipment	(48,226)	(63,179)	(39,992)
Proceeds from the sale of property, plant and equipment	8,566	2,454	4,443
Investment in plastic bottle manufacturing cooperative	(3,377)	(2,338)	—
Other	—	(243)	—
Net cash used in investing activities	(43,037)	(63,306)	(35,549)
Cash Flows from Financing Activities			
Payment of long-term debt	—	—	(8,550)
Payment of current portion of long-term debt	(100,000)	(39)	—
Proceeds (payment) of lines of credit, net	7,400	(6,500)	(1,500)
Cash dividends paid	(9,124)	(9,103)	(9,084)
Excess tax benefits from stock-based compensation	173	—	—
Principal payments on capital lease obligations	(2,435)	(1,696)	(1,826)
Premium on exchange of long-term debt	—	—	(15,554)
Other	(427)	(38)	692
Net cash used in financing activities	(104,413)	(17,376)	(35,822)
Net increase (decrease) in cash	(51,952)	22,215	30,723
Cash at beginning of year	61,823	39,608	8,885
Cash at end of year	$ 9,871	$ 61,823	$ 39,608
Significant non-cash investing and financing activities			
Issuance of Class B Common Stock in connection with stock award	$ 929	$ 860	$ 1,141
Capital lease obligations incurred	5,144	—	—
Exchange of long-term debt	—	—	164,757

See Accompanying Notes to Consolidated Financial Statements.

COCA-COLA BOTTLING CO. CONSOLIDATED

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

In thousands	Common Stock	Class B Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total
Balance on January 2, 2005	$9,704	$3,049	$ 98,255	$40,488	$(25,803)	$(61,254)	$ 64,439
Comprehensive income:							
Net income				22,951			22,951
Net change in minimum pension liability adjustment, net of tax					(4,313)		(4,313)
Total comprehensive income							18,638
Cash dividends paid							
Common ($1.00 per share)				(6,643)			(6,643)
Class B Common ($1.00 per share)				(2,441)			(2,441)
Issuance of 20,000 shares of Class B Common Stock		20	1,121				1,141
Conversion of Class B Common Stock into Common Stock	1	(1)					—
Balance on January 1, 2006	$9,705	$3,068	$ 99,376	$54,355	$(30,116)	$(61,254)	$ 75,134
Comprehensive income:							
Net income				23,243			23,243
Net change in minimum pension liability adjustment, net of tax					5,442		5,442
Total comprehensive income							28,685
Adjustment to initially apply SFAS No. 158, net of tax					(2,552)		(2,552)
Cash dividends paid							
Common ($1.00 per share)				(6,643)			(6,643)
Class B Common ($1.00 per share)				(2,460)			(2,460)
Issuance of 20,000 shares of Class B Common Stock		20	840				860
Stock compensation expense			929				929
Balance on December 31, 2006	$9,705	$3,088	$101,145	$68,495	$(27,226)	$(61,254)	$ 93,953
Comprehensive income:							
Net income				19,856			19,856
Foreign currency translation adjustments, net of tax					23		23
Pension and postretirement benefit adjustment, net of tax					14,452		14,452
Total comprehensive income							34,331
Cash dividends paid							
Common ($1.00 per share)				(6,644)			(6,644)
Class B Common ($1.00 per share)				(2,480)			(2,480)
Issuance of 20,000 shares of Class B Common Stock		20	(20)				—
Stock compensation expense			1,344				1,344
Conversion of Class B Common Stock into Common Stock	1	(1)					—
Balance on December 30, 2007	$9,706	$3,107	$102,469	$79,227	$(12,751)	$(61,254)	$120,504

See Accompanying Notes to Consolidated Financial Statements

COCA-COLA BOTTLING CO. CONSOLIDATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies

Coca-Cola Bottling Co. Consolidated (the "Company") produces, markets and distributes nonalcoholic beverages, primarily products of The Coca-Cola Company. The Company operates principally in the southeastern region of the United States and has one reportable segment.

The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The fiscal years presented are the 52-week periods ended December 30, 2007, December 31, 2006 and January 1, 2006. The Company's fiscal year ends on the Sunday closest to December 31 of each year.

The Company's significant accounting policies are as follows:

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks and cash equivalents, which are highly liquid debt instruments with maturities of less than 90 days. The Company maintains cash deposits with major banks which from time to time may exceed federally insured limits. The Company periodically assesses the financial condition of the institutions and believes that the risk of any loss is minimal.

Credit Risk of Trade Accounts Receivable

The Company sells its products to supermarkets, convenience stores and other customers and extends credit, generally without requiring collateral, based on an ongoing evaluation of the customer's business prospects and financial condition. The Company's trade accounts receivable are typically collected within approximately 30 days from the date of sale. The Company monitors its exposure to losses on trade accounts receivable and maintains an allowance for potential losses or adjustments. Past due trade accounts receivable balances are written off when the Company's collection efforts have been unsuccessful in collecting the amount due.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out method for finished products and manufacturing materials and on the average cost method for plastic shells, plastic pallets and other inventories.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements on operating leases are depreciated over the shorter of the estimated useful lives or the term of the lease, including renewal options the Company determines are reasonably assured. Additions and major replacements or betterments are added to the assets at cost. Maintenance and repair costs and minor replacements are charged to expense when incurred. When assets are replaced or otherwise disposed, the cost and accumulated depreciation are removed from the accounts and the gains or losses, if any, are reflected in the statement of operations. Gains or losses on the disposal of manufacturing equipment and manufacturing facilities are included in cost of sales. Gains or losses on the disposal of all other property, plant and equipment are included in selling, delivery and administrative ("S,D&A") expenses. Disposals of property, plant and equipment generally occur when it is not cost effective to repair an asset.

The Company evaluates the recoverability of the carrying amount of its property, plant and equipment when events or changes in circumstances indicate that the amount of an asset or asset group may not be recoverable. If the Company determines that the carrying amount of an asset or asset group is not recoverable based upon the expected undiscounted future cash flows of the asset or asset group, an impairment loss is recorded equal to the excess of the carrying amounts over the estimated fair value of the asset or asset group.

Leased Property Under Capital Leases

Leased property under capital leases is depreciated using the straight-line method over the lease term.

Internal Use Software

The Company capitalizes costs incurred in the development or acquisition of internal use software. The Company expenses costs incurred in the preliminary project planning stage. Costs, such as maintenance and training, are also expensed as incurred. Capitalized costs are amortized over their estimated useful lives using the straight-line method. Amortization expense, which is included in depreciation expense, for internal-use software was $5.6 million, $5.1 million and $4.7 million in 2007, 2006 and 2005, respectively.

Franchise Rights and Goodwill

Under the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations," and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", all business combinations are accounted for using the purchase method and goodwill and intangible assets with indefinite useful lives are not amortized but instead are tested for impairment annually, or more frequently if facts and circumstances indicate such assets may be impaired. The only intangible assets the Company classifies as indefinite lived are franchise rights and goodwill. The Company performs its annual impairment test as of the end of the third quarter of each year.

For the annual impairment analysis of franchise rights, the fair value of the Company's acquired franchise rights is estimated using a multi-period excess earnings approach. This approach involves a projection of future earnings, discounting those estimated earnings using an appropriate discount rate, and subtracting a contributory charge for net working capital; property, plant and equipment; assembled workforce and customer relationships to arrive at excess earnings attributable to franchise rights. The present value of the excess earnings attributable to franchise rights is their estimated fair value and is compared to the carrying value.

The Company has determined that it has one reporting unit for the Company as a whole. For the annual impairment analysis of goodwill, the Company develops an estimated fair value for the reporting unit using an average of three different approaches:

- Market value, using the Company's stock price plus outstanding debt and minority interest;
- Discounted cash flow analysis; and
- Multiple of earnings before interest, taxes, depreciation and amortization based upon relevant industry data.

The estimated fair value of the reporting unit is then compared to its carrying amount including goodwill. If the estimated fair value exceeds the carrying amount, goodwill is considered not impaired, and the second step of the impairment test is not necessary. If the carrying amount including goodwill exceeds its estimated fair value, the second step of the impairment test is performed to measure the amount of the impairment, if any.

Other Identifiable Intangible Assets

Other identifiable intangible assets primarily represent customer relationships and are amortized on a straight-line basis over their estimated useful lives.

Pension and Postretirement Benefit Plans

The Company has a noncontributory pension plan covering substantially all nonunion employees and one noncontributory pension plan covering certain union employees. Costs of the plans are charged to current operations and consist of several components of net periodic pension cost based on various actuarial assumptions regarding future experience of the plans. In addition, certain other union employees are covered by plans provided by their respective union organizations and the Company expenses amounts as paid in accordance with union agreements. The Company recognizes the cost of postretirement benefits, which consist principally of medical benefits, during employees' periods of active service.

The discount rate assumptions used to determine the pension and postretirement benefit obligations are based on yield rates available on double-A bonds as of each plan's measurement date.

Amounts recorded for benefit plans reflect estimates related to future interest rates, investment returns, employee turnover and health care costs. The Company reviews all assumptions and estimates on an ongoing basis.

The Company adopted the provisions of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Pension and Other Postretirement Plans" ("SFAS No. 158"), at the end of 2006. Liabilities for pension and postretirement liabilities were adjusted to reflect the excess of the projected benefit obligation (pension) and the accumulated postretirement benefit obligation (postretirement medical) over plan assets.

On February 22, 2006, the Board of Directors of the Company approved an amendment to the pension plan covering substantially all nonunion employees to cease further accruals under the plan effective June 30, 2006. The plan amendment was accounted for as a plan "curtailment" under Statement of Financial Accounting Standards No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits (as amended)" ("SFAS No. 88"). The curtailment resulted in a reduction of the Company's projected benefit obligation which was offset against the Company's unrecognized net loss.

See Note 17 to the consolidated financial statements for additional information on the pension curtailment and the effects of adopting SFAS No. 158.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to operating loss and tax credit carryforwards as well as differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance will be provided against deferred tax assets if the Company determines it is more likely than not, such assets will not ultimately be realized.

The Company does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Company recognizes a tax benefit measured at the largest amount of the tax benefit that, in the Company's judgment, is greater than 50 percent likely to be realized. The Company records interest and penalties related to unrecognized tax positions in income tax expense.

Revenue Recognition

Revenues are recognized when finished products are delivered to customers and both title and the risks and benefits of ownership are transferred, price is fixed and determinable, collection is reasonably assured and, in the case of full service vending, when cash is collected from the vending machines. Appropriate provision is made for uncollectible accounts.

The Company receives service fees from The Coca-Cola Company related to the delivery of fountain syrup products to The Coca-Cola Company's fountain customers. In addition, the Company receives service fees from The Coca-Cola Company related to the repair of fountain equipment owned by The Coca-Cola Company. The fees received from The Coca-Cola Company for the delivery of fountain syrup products to their customers and the repair of their fountain equipment are recognized as revenue when the respective services are completed. Service revenue represents approximately 1% of net sales.

Revenues do not include sales or other taxes collected from customers.

Marketing Programs and Sales Incentives

The Company participates in various marketing and sales programs with The Coca-Cola Company and other beverage companies and arrangements with customers to increase the sale of its products by its customers. Among the programs negotiated with customers are arrangements under which allowances can be earned for attaining agreed-upon sales levels and/or for participating in specific marketing programs. Coupon programs are also developed on a territory-specific basis. The cost of these various marketing programs and sales incentives with The Coca-Cola Company and other beverage companies, included as deductions to net sales, totaled $44.9 million, $47.2 million and $45.7 million in 2007, 2006 and 2005, respectively.

Marketing Funding Support

The Company receives marketing funding support payments in cash from The Coca-Cola Company and other beverage companies. Payments to the Company for marketing programs to promote the sale of bottle/can volume and fountain syrup volume are recognized in earnings primarily on a per unit basis over the year as product is sold. Payments for periodic programs are recognized in the periods for which they are earned.

Under the provisions of Emerging Issues Task Force Issue No. 02-16 "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor," cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor's products or services and is, therefore, to be accounted for as a reduction of cost of sales in the statements of operations unless those payments are specific reimbursements of costs or payments for services. Payments the Company receives from The Coca-Cola Company and other beverage companies for marketing funding support are classified as reductions of cost of sales.

Derivative Financial Instruments

The Company records all derivative instruments in the financial statements at fair value.

The Company uses derivative financial instruments to manage its exposure to movements in interest rates and fuel prices. The use of these financial instruments modifies the Company's exposure to these risks with the intent of reducing risk over time. The Company does not use financial instruments for trading purposes, nor does it use leveraged financial instruments. Credit risk related to the derivative financial instruments is considered minimal and is managed by requiring high credit standards for its counterparties and periodic settlements.

Interest Rate Hedges

The Company periodically enters into derivative financial instruments. The Company has standardized procedures for evaluating the accounting for financial instruments. These procedures include:

- Identifying and matching of the hedging instrument and the hedged item to ensure that significant features coincide such as maturity dates and interest reset dates;
- Identifying the nature of the risk being hedged and the Company's intent for undertaking the hedge;

- Assessing the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or variability to cash flows attributable to the hedged risk;

- Assessing evidence that, at the hedge's inception and on an ongoing basis, it is expected that the hedging relationship will be highly effective in achieving an offsetting change in the fair value or cash flows that are attributable to the hedged risk; and

- Maintaining a process to review all hedges on an ongoing basis to ensure continued qualification for hedge accounting.

To the extent the interest rate agreements meet the specified criteria; they are accounted for as either fair value or cash flow hedges. Changes in the fair values of designated and qualifying fair value hedges are recognized in earnings as offsets to changes in the fair value of the related hedged liabilities. Changes in the fair value of cash flow hedging instruments are recognized in accumulated other comprehensive income and are subsequently reclassified to earnings as an adjustment to interest expense in the same periods the forecasted payments affect earnings. Ineffectiveness of a cash flow hedge, defined as the amount by which the change in the value of the hedge does not exactly offset the change in the value of the hedged item, is reflected in current results of operations.

The Company evaluates its mix of fixed and floating rate debt on an ongoing basis. Periodically, the Company may terminate an interest rate derivative when the underlying debt remains outstanding in order to achieve its desired fixed/floating rate mix. Upon termination of an interest rate derivative accounted for as a cash flow hedge, amounts reflected in accumulated other comprehensive income are reclassified to earnings consistent with the variability of the cash flows previously hedged, which is generally over the life of the related debt that was hedged. Upon termination of an interest rate derivative accounted for as a fair value hedge, the value of the hedge as recorded on the Company's balance sheet is eliminated against either the cash received or cash paid for settlement and the fair value adjustment of the related debt is amortized to earnings over the remaining life of the debt instrument as an adjustment to interest expense.

Interest rate derivatives designated as cash flow hedges are used to hedge the variability of cash flows related to a specific component of the Company's long-term debt. Interest rate derivatives designated as fair value hedges are used to hedge the fair value of a specific component of the Company's long-term debt. If the hedged component of long-term debt is repaid or refinanced, the Company generally terminates the related hedge due to the fact the forecasted schedule of payments will not occur or the changes in fair value of the hedged debt will not occur and the derivative will no longer qualify as a hedge. Any gain or loss on the termination of an interest rate derivative related to the repayment or refinancing of long-term debt is recognized currently in the Company's statement of operations as an adjustment to interest expense. In the event a derivative previously accounted for as a hedge was retained and did not qualify for hedge accounting, changes in the fair value would be recognized in the statement of operations currently as an adjustment to interest expense.

Fuel Hedges

The Company uses derivative instruments to hedge the majority of the Company's vehicle fuel purchases. These derivative instruments relate to diesel fuel and unleaded gasoline used in the Company's delivery fleet. Instruments used include puts and calls which effectively form an upper and lower limit on the Company's price of fuel within periods covered by the instruments. The Company pays a fee for these instruments which is amortized over the corresponding period of the instrument. The Company currently accounts for its fuel hedges on a mark-to-market basis with any expense or income reflected as an adjustment of fuel costs which are included in S,D&A expenses.

Risk Management Programs

In general, the Company is self-insured for the costs of workers' compensation, employment practices, vehicle accident claims and medical claims. The Company uses commercial insurance for claims as a risk reduction strategy to minimize catastrophic losses. Losses are accrued using assumptions and procedures followed in the insurance industry, adjusted for company-specific history and expectations.

Cost of Sales

The following expenses are included in cost of sales: raw material costs, manufacturing labor, manufacturing overhead including depreciation expense, manufacturing warehousing costs and shipping and handling costs related to the movement of finished goods from manufacturing locations to sales distribution centers.

Selling, Delivery and Administrative Expenses

The following expenses are included in S,D&A expenses: sales management labor costs, distribution costs from sales distribution centers to customer locations, sales distribution center warehouse costs, depreciation expense related to sales centers, delivery vehicles and cold drink equipment, point-of-sale expenses, advertising expenses, cold drink equipment repair costs and administrative support labor and operating costs such as treasury, legal, information services, accounting, internal control services, human resources and executive management costs.

Shipping and Handling Costs

Shipping and handling costs related to the movement of finished goods from manufacturing locations to sales distribution centers are included in cost of sales. Shipping and handling costs related to the movement of finished goods from sales distribution centers to customer locations are included in S,D&A expenses and were $194.9 million, $193.8 million and $183.1 million in 2007, 2006 and 2005, respectively.

Certain customers pay the Company separately for shipping and handling costs. Beginning in October 2005, certain customers have been billed a delivery fee. The delivery fee revenue is recorded in net sales and was $6.7 million, $3.6 million and $.7 million in 2007, 2006 and 2005, respectively.

Restricted Stock with Contingent Vesting

The Company provides its Chairman of the Board of Directors and Chief Executive Officer, J. Frank Harrison, III, with a restricted stock award. Under the award, restricted stock is granted at a rate of 20,000 shares per year over a ten-year period. The vesting of each annual installment is contingent upon the Company achieving at least 80% of the overall goal achievement factor in the Company's Annual Bonus Plan. The restricted stock award does not entitle Mr. Harrison, III to participate in dividend or voting rights until each installment has vested and the shares are issued.

The Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004) "Share-Based Payment" ("SFAS No. 123(R)"), on January 2, 2006. The Company applied the modified prospective transition method and prior periods were not restated. The Company's only share-based compensation is the restricted stock award to the Company's Chairman of the Board of Directors and Chief Executive Officer as described above. Each annual 20,000 share tranche has an independent performance requirement as it is not established until the Company's Annual Bonus Plan targets are approved each year by the Compensation Committee of the Company's Board of Directors. As a result, each 20,000 share tranche is considered to have its own service inception date, grant-date fair value and requisite service period. The Company recognizes compensation expense over the requisite service period (one fiscal year) based on the Company's stock price at the measurement date (date approved by the Board of Directors), unless the achievement of the performance requirement for the fiscal year is considered unlikely. See Note 16 to the consolidated financial statements for additional information.

Net Income Per Share

The Company applies the two-class method for calculating and presenting net income per share. As noted in Statement of Financial Accounting Standards No. 128, "Earnings per Share (as amended)," the two-class method is an earnings allocation formula that determines earnings per share for each class of common stock according to dividends declared (or accumulated) and participation rights in undistributed earnings. Under that method:

(a) Income from continuing operations ("net income") is reduced by the amount of dividends declared in the current period for each class of stock and by the contractual amount of dividends that must be paid for the current period.

(b) The remaining earnings ("undistributed earnings") are allocated to Common Stock and Class B Common Stock to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. The total earnings allocated to each security is determined by adding together the amount allocated for dividends and the amount allocated for a participation feature.

(c) The total earnings allocated to each security is then divided by the number of outstanding shares of the security to which the earnings are allocated to determine the earnings per share for the security.

(d) Basic and diluted earnings per share ("EPS") data are presented for each class of common stock.

In applying the two-class method, the Company determined that undistributed earnings should be allocated equally on a per share basis between the Common Stock and Class B Common Stock due to the aggregate participation rights of the Class B Common Stock (i.e., the voting and conversion rights) and the Company's history of paying dividends equally on a per share basis on the Common Stock and Class B Common Stock.

Under the Company's Restated Certificate of Incorporation, the Board of Directors may declare dividends on Common Stock without declaring equal or any dividends on the Class B Common Stock. Notwithstanding this provision, Class B Common Stock has voting and conversion rights that allow the Class B stockholders to participate equally on a per share basis with Common Stock.

The Class B Common Stock is entitled to 20 votes per share and the Common Stock is entitled to one vote per share with respect to each matter to be voted upon by the stockholders of the Company. With the exception of any matter required by law, the holders of the Class B Common Stock and Common Stock vote together as a single class on all matters submitted to the Company's stockholders, including the election of the Board of Directors. As a result of this voting structure, the holders of the Class B Common Stock control approximately 88% of the total voting power of the stockholders of the Company and control the election of the Board of Directors. The Board of Directors has declared and the Company has paid dividends on the Class B Common Stock and Common Stock and each class of common stock has participated equally in all dividends declared by the Board of Directors and paid by the Company since 1994.

The Class B Common Stock conversion rights allow the Class B Common Stock to participate in dividends equally with the Common Stock. The Class B Common Stock is convertible into Common Stock on a one-for-one per share basis at any time at the option of the holder (i.e., via an action within the holder's control). Accordingly, the holders of the Class B Common Stock can participate equally in any dividends declared on the Common Stock by exercising their conversion rights.

As a result of the Class B Common Stock's aggregated participation rights, the Company has determined that undistributed earnings should be allocated equally on a per share basis to the Common Stock and Class B Common Stock under the two-class method.

Basic EPS excludes potential common shares that were dilutive and is computed by dividing net income available for common stockholders by the weighted average number of Common and Class B Common shares outstanding. Diluted EPS for Common Stock and Class B Common Stock gives effect to all securities representing potential common shares that were dilutive and outstanding during the period.

2. Piedmont Coca-Cola Bottling Partnership

On July 2, 1993, the Company and The Coca-Cola Company formed Piedmont Coca-Cola Bottling Partnership ("Piedmont") to distribute and market nonalcoholic beverages primarily in certain portions of North Carolina and South Carolina. The Company provides a portion of the soft drink products for Piedmont at cost and receives a fee for managing the operations of Piedmont pursuant to a management agreement. These intercompany transactions are eliminated in the consolidated financial statements.

Minority interest as of December 30, 2007, December 31, 2006 and January 1, 2006 represents the portion of Piedmont which is owned by The Coca-Cola Company. The Coca-Cola Company's interest in Piedmont was 22.7% in all periods reported.

3. Inventories

Inventories were summarized as follows:

In thousands	Dec. 30, 2007	Dec. 31, 2006
Finished products	$37,649	$32,934
Manufacturing materials	9,198	19,333
Plastic shells, plastic pallets and other inventories	16,687	14,788
Total inventories	$63,534	$67,055

4. Property, Plant and Equipment

The principal categories and estimated useful lives of property, plant and equipment were as follows:

In thousands	Dec. 30, 2007	Dec. 31, 2006	Estimated Useful Lives
Land	$ 12,280	$ 12,455	
Buildings	110,721	110,444	10-50 years
Machinery and equipment	106,180	100,519	5-20 years
Transportation equipment	174,882	184,861	4-13 years
Furniture and fixtures	38,350	39,184	4-10 years
Cold drink dispensing equipment	323,629	331,174	6-13 years
Leasehold and land improvements	60,023	57,837	5-20 years
Software for internal use	51,681	36,665	3-10 years
Construction in progress	6,635	13,464	
Total property, plant and equipment, at cost	884,381	886,603	
Less: Accumulated depreciation and amortization	524,451	502,139	
Property, plant and equipment, net	$359,930	$384,464	

Depreciation and amortization expense was $67.9 million, $67.3 million and $68.2 million in 2007, 2006 and 2005, respectively. These amounts included amortization expense for leased property under capital leases.

5. Leased Property Under Capital Leases

Leased property under capital leases was summarized as follows:

In thousands	Dec. 30, 2007	Dec. 31, 2006	Estimated Useful Lives
Leased property under capital leases	$88,619	$83,475	3-29 years
Less: Accumulated amortization	17,757	13,624	
Leased property under capital leases, net	$70,862	$69,851	

As of December 30, 2007, real estate represented all of the leased property under capital leases and $64.9 million of this real estate is leased from related parties as described in Note 18 to the consolidated financial statements.

6. Franchise Rights and Goodwill

Franchise rights and goodwill were summarized as follows:

In thousands	Dec. 30, 2007	Dec. 31, 2006
Franchise rights	$677,769	$677,769
Goodwill	155,487	155,487
Franchise rights and goodwill	833,256	833,256
Less: Accumulated amortization	210,535	210,535
Franchise rights and goodwill, net	$622,721	$622,721

The Company performed its annual impairment test of franchise rights and goodwill as of the end of the third quarter of 2007, 2006 and 2005 and determined there was no impairment of the carrying value of these assets.

There was no activity for franchise rights and goodwill in 2007 or 2006.

7. Other Identifiable Intangible Assets

Other identifiable intangible assets were summarized as follows:

In thousands	Dec. 30, 2007	Dec. 31, 2006	Estimated Useful Lives
Other identifiable intangible assets	$6,599	$6,599	1-16 years
Less: Accumulated amortization	2,297	1,852	
Other identifiable intangible assets, net	$4,302	$4,747	

Other identifiable intangible assets primarily represent customer relationships. Amortization expense related to other identifiable intangible assets was $.4 million, $.6 million and $.9 million in 2007, 2006 and 2005, respectively. Assuming no impairment of these other identifiable intangible assets, amortization expense in future years based upon recorded amounts as of December 30, 2007 will be $.4 million, $.4 million, $.4 million, $.3 million and $.3 million for 2008 through 2012, respectively.

8. Other Accrued Liabilities

Other accrued liabilities were summarized as follows:

In thousands	Dec. 30, 2007	Dec. 31, 2006
Accrued marketing costs	$ 6,787	$ 6,659
Accrued insurance costs	14,228	12,495
Accrued taxes (other than income taxes)	502	2,068
Employee benefit plan accruals	9,933	8,427
Checks and transfers yet to be presented for payment from zero balance cash account	13,279	10,199
All other accrued expenses	9,782	11,182
Total other accrued liabilities	$54,511	$51,030

9. Debt

Debt was summarized as follows:

In thousands	Maturity	Interest Rate	Interest Paid	Dec. 30, 2007	Dec. 31, 2006
Lines of Credit	2008	4.76%	Varies	$ 7,400	$ —
Debentures	2007	6.85%	Semi-annually	—	100,000
Debentures	2009	7.20%	Semi-annually	57,440	57,440
Debentures	2009	6.375%	Semi-annually	119,253	119,253
Senior Notes	2012	5.00%	Semi-annually	150,000	150,000
Senior Notes	2015	5.30%	Semi-annually	100,000	100,000
Senior Notes	2016	5.00%	Semi-annually	164,757	164,757
				598,850	691,450
Less: Current portion of debt				7,400	100,000
Long-term debt				$591,450	$591,450

The principal maturities of debt outstanding on December 30, 2007 were as follows:

In thousands	
2008	$ 7,400
2009	176,693
2010	—
2011	—
2012	150,000
Thereafter	264,757
Total debt	$598,850

The Company has obtained the majority of its long-term debt financing other than capital leases from the public markets. As of December 30, 2007, the Company's total outstanding balance of debt and capital lease obligations was $679.1 million of which $591.5 million was financed through publicly offered debt. The Company had capital lease obligations of $80.2 million as of December 30, 2007. The remainder of the Company's debt is provided by several financial institutions. The Company mitigates its financing risk by using multiple financial institutions and enters into credit arrangements only with institutions with investment grade credit ratings. The Company monitors counterparty credit ratings on an ongoing basis.

On March 8, 2007, the Company entered into a $200 million revolving credit facility ("$200 million facility"), replacing its $100 million facility. The $200 million facility matures in March 2012 and includes an option to extend the term for an additional year at the discretion of the participating banks. The $200 million facility bears interest at a floating base rate or a floating rate of LIBOR plus an interest rate spread of .35%. In addition, there is a fee of .10% required for this facility. Both the interest rate spread and the facility fee are determined from a commonly-used pricing grid based on the Company's long-term senior unsecured debt rating. The $200 million facility contains two financial covenants related to ratio requirements for interest coverage and long-term debt to cash flow, each as defined in the credit agreement. These covenants do not currently, and the Company does not anticipate they will, restrict its liquidity or capital resources. On December 30, 2007, the Company had no outstanding borrowings on the $200 million facility.

The Company borrows periodically under its available lines of credit. These lines of credit, in the aggregate amount of $60 million at December 30, 2007, are made available at the discretion of the two participating banks and may be withdrawn at any time by such banks. The Company intends to renew the lines of credit as they mature. On December 30, 2007, amounts outstanding under the lines of credit were $7.4 million with a weighted average interest rate of 4.76%. On December 31, 2006, there were no amounts outstanding under the lines of credit.

The Company currently provides financing for Piedmont under an agreement that expires on December 31, 2010. Piedmont pays the Company interest on its borrowings at the Company's average cost of funds plus 0.50%. The loan balance at December 30, 2007 was $77.4 million and was eliminated in consolidation.

The Company filed an $800 million shelf registration for debt and equity securities in January 1999. The Company used this shelf registration to issue long-term debt of $250 million in 1999, $150 million in 2002 and $100 million in 2003. The Company currently has up to $300 million available for use under this shelf registration which, subject to the Company's ability to consummate a transaction on acceptable terms, could be used for long-term financing or refinancing of debt maturities.

After taking into account all of the interest rate hedging activities, the Company had a weighted average interest rate of 6.2% and 6.9% for its debt and capital lease obligations as of December 30, 2007 and December 31, 2006, respectively. The Company's overall weighted average interest rate on its debt and capital lease obligations was 6.7%, 6.6% and 6.4% for 2007, 2006 and 2005, respectively. As of December 30, 2007, approximately 41% of the Company's debt and capital lease obligations of $679.1 million was subject to changes in short-term interest rates.

The Company's public debt is not subject to financial covenants but does limit the incurrence of certain liens and encumbrances as well as the incurrence of indebtedness by the Company's subsidiaries in excess of certain amounts.

All of the outstanding long-term debt has been issued by the Company with none being issued by any of the Company's subsidiaries. There are no guarantees of the Company's debt.

10. Derivative Financial Instruments

The Company periodically uses interest rate hedging products to modify risk from interest rate fluctuations. The Company has historically altered its fixed/floating rate mix based upon anticipated cash flows from operations relative to the Company's debt level and the potential impact of changes in interest rates on the Company's overall financial condition. Sensitivity analyses are performed to review the impact on the Company's financial position and coverage of various interest rate movements. The Company does not use derivative financial instruments for trading purposes nor does it use leveraged financial instruments. All of the Company's interest rate swap agreements are LIBOR-based.

Derivative financial instruments were summarized as follows:

In thousands	Dec. 30, 2007 Notional Amount	Dec. 30, 2007 Remaining Term	Dec. 31, 2006 Notional Amount	Dec. 31, 2006 Remaining Term
Interest rate swap agreement-floating	$ —	—	$25,000	.9 years
Interest rate swap agreement-floating	—	—	25,000	.9 years
Interest rate swap agreement-floating	—	—	50,000	.9 years
Interest rate swap agreement-floating	50,000	1.4 years	50,000	2.4 years
Interest rate swap agreement-floating	50,000	1.5 years	50,000	2.5 years
Interest rate swap agreement-floating	50,000	4.9 years	50,000	5.9 years
Interest rate swap agreement-floating	25,000	1.3 years	—	—
Interest rate swap agreement-floating	25,000	7.2 years	—	—
Interest rate swap agreement-floating	25,000	4.9 years	—	—

The Company had six interest rate swap agreements as of December 30, 2007 with varying terms that effectively converted $225 million of the Company's fixed rate debt portfolio to a floating rate. All of the interest rate swap agreements have been accounted for as fair value hedges.

During 2007, 2006 and 2005, the Company amortized deferred gains related to previously terminated interest rate swap agreements and forward interest rate agreements, which reduced interest expense by $1.7 million, each year. Interest expense will be reduced by the amortization of these deferred gains in 2008 through 2012 as follows: $1.7 million, $.9 million, $.3 million, $.3 million and $.3 million, respectively.

The counterparties to these contractual arrangements are major financial institutions with which the Company also has other financial relationships. The Company uses several different financial institutions for interest rate derivative contracts to minimize the concentration of credit risk. While the Company is exposed to credit loss in the event of nonperformance by these counterparties, the Company does not anticipate nonperformance by these parties. The Company has master agreements with the counterparties to its derivative financial agreements that provide for net settlement of derivative transactions.

During the first quarter of 2007, the Company began using derivative instruments to hedge the majority of its vehicle fuel purchases. These derivative instruments relate to diesel fuel and unleaded gasoline used in the Company's delivery fleet. Derivative instruments used include puts and calls which effectively establish an upper and lower limit on the Company's price of fuel within periods covered by the instruments. The Company currently accounts for its fuel hedges on a mark-to-market basis with any expense or income reflected as an adjustment of fuel costs.

11. Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating the fair values of its financial instruments:

Cash and Cash Equivalents, Accounts Receivable and Accounts Payable

The fair values of cash and cash equivalents, accounts receivable and accounts payable approximate carrying values due to the short maturity of these items.

Public Debt Securities

The fair values of the Company's public debt securities are based on estimated current market prices.

Non-Public Variable Rate Debt

The carrying amounts of the Company's variable rate borrowings approximate their fair values.

Derivative Financial Instruments

The fair values for the Company's interest rate swap and fuel hedging agreements are based on current settlement values.

Letters of Credit

The fair values of the Company's letters of credit, obtained from financial institutions, are based on the notional amounts of the instruments. These letters of credit primarily relate to the Company's property and casualty insurance programs.

The carrying amounts and fair values of the Company's debt, derivative financial instruments and letters of credit were as follows:

	Dec. 30, 2007		Dec. 31, 2006	
In thousands	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Public debt securities	$591,450	$575,833	$691,450	$679,991
Non-public variable rate debt	7,400	7,400	—	—
Interest rate swap agreements	(2,337)	(2,337)	6,950	6,950
Fuel hedging agreements	(340)	(340)	—	—
Letters of credit	—	21,389	—	22,068

The fair value of the interest rate swap agreements at December 30, 2007 represents the estimated amount the Company would have received upon termination of the agreements, which were then the current settlement values. The fair value on December 31, 2006 represents the estimated amount the Company would have paid upon termination of these agreements. The fair value of the fuel hedging agreements at December 30, 2007 represents the estimated amount the Company would have received upon termination of these agreements.

12. Other Liabilities

Other liabilities were summarized as follows:

In thousands	Dec. 30, 2007	Dec. 31, 2006
Accruals for executive benefit plans	$75,438	$69,547
Other	18,194	19,051
Total other liabilities	$93,632	$88,598

The accruals for executive benefit plans relate to three benefit programs for eligible executives of the Company. These benefit programs are the Supplemental Savings Incentive Plan ("Supplemental Savings Plan"), the Officer Retention Plan ("Retention Plan") and a replacement benefit plan.

Pursuant to the Supplemental Savings Plan, as amended effective January 1, 2007, eligible participants may elect to defer a portion of their annual salary and bonus. Prior to 2006, the Company matched 30% of the first 6% of salary (excluding bonuses) deferred by the participant. Participants are immediately vested in all deferred contributions they make and become fully vested in Company contributions upon completion of five years of service, termination of employment due to death, retirement or a change in control. Participant deferrals and Company contributions made in years prior to 2006 are deemed invested in either a fixed benefit option or certain investment funds specified by the Company. Beginning in 2006, the Company matches 50% of the first 6% of salary (excluding bonuses) deferred by the participant. The Company will also make additional contributions during 2006, 2007 and 2008 ranging from 10% to 40% of a participant's annual salary (excluding bonuses), with contributions above the 10% level depending on the attainment by the Company of certain annual performance objectives. The Company may also make discretionary contributions to participants' accounts. The long-term liability under this plan was $50.3 million and $46.3 million as of December 30, 2007 and December 31, 2006, respectively.

Under the Retention Plan, as amended effective January 1, 2007, eligible participants may elect to receive an annuity payable in equal monthly installments over a 10, 15 or 20-year period commencing at retirement or, in certain instances, upon termination of employment. The benefits under the Retention Plan increase with each year of participation as set forth in an agreement between the participant and the Company. Benefits under the Retention Plan are 50% vested until age 50. After age 50, the vesting percentage increases by an additional 5% each year until the benefits are fully vested at age 60. The long-term liability under this plan was $24.2 million and $22.3 million as of December 30, 2007 and December 31, 2006, respectively.

In conjunction with the elimination in 2003 of a split-dollar life insurance benefit for officers of the Company, a replacement benefit plan was established. The replacement benefit plan provides a supplemental benefit to eligible participants that increases with each additional year of service and is comparable to benefits provided to eligible participants previously through certain split-dollar life insurance agreements. Upon separation from the Company, participants receive an annuity payable in up to ten annual installments or a lump sum. In 2005, participants were provided a one-time option to terminate their agreements under this plan and receive all of their accrued benefit in cash. A number of participants elected this option. Accordingly, the Company paid $1.6 million to participants under this one-time option in July 2005. The long-term liability was $.9 million and $1.0 million under this plan as of December 30, 2007 and December 31, 2006, respectively.

13. Commitments and Contingencies

Rental expense incurred for noncancellable operating leases was $3.9 million, $3.6 million and $3.2 million during 2007, 2006 and 2005, respectively. See Note 5 and Note 18 to the consolidated financial statements for additional information regarding leased property under capital leases.

The Company leases office and warehouse space, machinery and other equipment under noncancellable operating lease agreements which expire at various dates through 2017. These leases generally contain scheduled rent increases or escalation clauses, renewal options, or in some cases, purchase options. The Company leases certain warehouse space and other equipment under capital lease agreements which expire at various dates through 2030. These leases contain scheduled rent increases or escalation clauses. Amortization of assets recorded under capital leases is included in depreciation expense.

The following is a summary of future minimum lease payments for all capital leases and noncancellable operating leases as of December 30, 2007.

In thousands	Capital Leases	Operating Leases	Total
2008	$ 8,970	$ 3,277	$ 12,247
2009	9,612	2,474	12,086
2010	9,733	1,658	11,391
2011	9,856	1,348	11,204
2012	9,983	1,038	11,021
Thereafter	161,873	7,023	168,896
Total minimum lease payments	210,027	$16,818	$226,845
Less: Amounts representing interest	129,812		
Present value of minimum lease payments	80,215		
Less: Current portion of obligations under capital leases	2,602		
Long-term portion of obligations under capital leases	$ 77,613		

Future minimum lease payments for noncancellable operating and capital leases in the preceding table include renewal options the Company has determined to be reasonably assured.

The Company is a member of South Atlantic Canners, Inc. ("SAC"), a manufacturing cooperative from which it is obligated to purchase 17.5 million cases of finished product on an annual basis through May 2014. The Company is also a member of Southeastern Container ("Southeastern"), a plastic bottle manufacturing cooperative, from which it is obligated to purchase at least 80% of its requirements of plastic bottles for certain designated territories. See Note 18 to the consolidated financial statements for additional information concerning SAC and Southeastern.

The Company guarantees a portion of SAC's and Southeastern's debt and lease obligations. The amounts guaranteed were $45.4 million and $42.9 million as of December 30, 2007 and December 31, 2006, respectively. The Company has not recorded any liability associated with these guarantees. The Company holds no assets as collateral against these guarantees and no contractual recourse provision exists that would enable the Company to recover amounts paid, if any, under such guarantees. The guarantees relate to debt and lease obligations of SAC and Southeastern, which resulted primarily from the purchase of production equipment and facilities. These guarantees expire at various times through 2021. The members of both cooperatives consist solely of Coca-Cola bottlers. The Company does not anticipate either of these cooperatives will fail to fulfill their commitments. The Company further believes each of these cooperatives has sufficient assets, including production equipment, facilities and working capital, and the ability to adjust selling prices of their products to adequately mitigate the risk of material loss.

In the event either of these cooperatives fail to fulfill their commitments under the related debt and lease obligations, the Company would be responsible for payments to the lenders up to the level of the guarantees. If these cooperatives had borrowed up to their borrowing capacity, the Company's maximum exposure under these guarantees on December 30, 2007 would have been $55.4 million and the Company's maximum total exposure, including its equity investment, would have been $34.2 million for SAC and $32.6 million for Southeastern. The Company has been purchasing plastic bottles and finished products from these cooperatives for more than ten years.

The Company has an equity ownership in each of the entities in addition to the guarantees of certain indebtedness. As of December 30, 2007, SAC had total assets of approximately $46 million and total debt of approximately $24 million. SAC had total revenues for 2007 of approximately $191 million. As of December 30,

2007, Southeastern had total assets of approximately $382 million and total debt of approximately $257 million. Southeastern had total revenue for 2007 of approximately $557 million.

The Company has standby letters of credit, primarily related to its property and casualty insurance programs. On December 30, 2007, these letters of credit totaled $21.4 million.

The Company participates in long-term marketing contractual arrangements with certain prestige properties, athletic venues and other locations. The future payments related to these contractual arrangements as of December 30, 2007 amounted to $22.7 million and expire at various dates through 2016.

The Company is involved in various claims and legal proceedings which have arisen in the ordinary course of its business. Although it is difficult to predict the ultimate outcome of these other claims and legal proceedings, management believes the ultimate disposition of these matters will not have a material adverse effect on the financial condition, cash flows or results of operations of the Company. No material amount of loss in excess of recorded amounts is believed to be reasonably possible as a result of these claims and legal proceedings.

The Company's tax filings are subject to audit by taxing authorities in jurisdictions where it conducts business. These audits may result in assessments of additional taxes that are subsequently resolved with the authorities or potentially through the courts. Management believes the Company has adequately accrued for any ultimate amounts that are likely to result from these audits; however, final assessments, if any, could be different than the amounts recorded in the consolidated financial statements.

14. Income Taxes

The current income tax provision represents the estimated amount of income taxes paid or payable for the year, as well as changes in estimates from prior years. The deferred income tax provision represents the change in deferred tax liabilities and assets. The following table presents the significant components of the provision for income taxes for 2007, 2006 and 2005.

	Fiscal Year		
In thousands	2007	2006	2005
Current:			
Federal	$16,393	$14,359	$11,645
State	155	588	1,051
Total current provision	$16,548	$14,947	$12,696
Deferred:			
Federal	$(5,589)	$(4,881)	$ 1,771
State	1,424	(2,149)	1,334
Total deferred provision (benefit)	$(4,165)	$(7,030)	$ 3,105
Income tax expense	$12,383	$ 7,917	$15,801

The Company's effective tax rate was 38.4%, 25.4% and 40.8% for 2007, 2006 and 2005, respectively. The following table provides a reconciliation of income tax expense at the statutory federal rate to actual income tax expense.

In thousands	Fiscal Year 2007	2006	2005
Statutory expense	$11,283	$10,906	$13,563
State income taxes, net of federal benefit	1,404	1,357	1,789
Change in effective state tax rate	—	—	1,554
Change in reserve for uncertain tax positions	309	(1,673)	—
Valuation allowance change	(269)	(2,637)	(1,188)
Manufacturing deduction benefit	(1,120)	(595)	(343)
Meals and entertainment	597	701	729
Other, net	179	(142)	(303)
Income tax expense	$12,383	$ 7,917	$15,801

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In May 2007, FASB issued FASB Staff Position FIN 48-1, "Definition of Settlement in FASB Interpretation No. 48" ("FSP FIN 48-1"). FSP FIN 48-1 provides guidance on whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The Company adopted the provisions of FIN 48 and FSP FIN 48-1 effective as of January 1, 2007. As a result of the implementation of FIN 48 and FSP FIN 48-1, the Company recognized no material adjustment in the liability for unrecognized income tax benefits. At the adoption date of January 1, 2007, the Company had $13.0 million of unrecognized tax benefits including accrued interest, of which $7.6 million would affect the Company's effective tax rate if recognized. As of December 30, 2007, the Company had $9.2 million of unrecognized tax benefits including accrued interest of which $8.0 million would affect the Company's effective rate if recognized. It is expected that the amount of unrecognized tax benefits will change in the next 12 months, however, the Company does not expect the change to have a significant impact on the consolidated financial statements.

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits (excludes accrued interest) is as follows:

In thousands	
Gross unrecognized tax benefits at January 1, 2007	$11,384
Increase in the unrecognized tax benefit as a result of tax positions taken during a prior period	370
Decrease in the unrecognized tax benefits principally related to temporary differences as a result of tax positions taken in a prior period	(4,656)
Increase in the unrecognized tax benefits as a result of tax positions taken in the current period	459
Change in the unrecognized tax benefits relating to settlements with taxing authorities	—
Reduction to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(299)
Gross unrecognized tax benefits at December 30, 2007	$ 7,258

The Company recognizes potential interest and penalties related to uncertain tax positions in income tax expense. At the adoption date of January 1, 2007, the Company had approximately $1.6 million of accrued interest related to uncertain tax positions. As of December 30, 2007, the Company had approximately $2.0 million of accrued interest related to uncertain tax positions. Income tax expense in 2007 included approximately $.4 million of interest.

Various tax years from 1989 forward remain open due to loss carryforwards. The tax years 2004 through 2006 remain open to examination by taxing jurisdictions to which the Company is subject.

In October 2004, the American Jobs Creation Act of 2004 (the "Jobs Act") was enacted. The Jobs Act provided for a tax deduction for qualified production activities. In December 2004, FASB issued FASB Staff Position No. FAS 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004" ("FAS 109-1"), which was effective immediately. FAS 109-1 provides guidance on the accounting for the provision within the Jobs Act that provides a tax deduction on qualified production activities. The deduction for qualified production activities provided within the Jobs Act and the Company's related adoption of FAS 109-1 reduced the Company's effective income tax rate by approximately 1% in 2005, 1.9% in 2006 and 3.5% in 2007.

In 2006, the Company reached agreements with two state taxing authorities to settle certain prior tax positions for which the Company had previously provided reserves due to uncertainty of resolution. As a result, the Company reduced the valuation allowance on related deferred tax assets by $2.6 million and reduced the liability for uncertain tax positions by $2.3 million. This adjustment was reflected as a $4.9 million reduction of income tax expense in 2006. Also during 2006, the Company increased the liability for uncertain tax positions by $.5 million to reflect interest accrual and an adjustment of the reserve for uncertain tax positions. The net effect of adjustments to the valuation allowance and liability for uncertain tax positions during 2006 was a reduction in income tax expense of $4.4 million.

During 2005, the Company entered into settlement agreements with two states regarding certain tax years. The effect of these settlements was the reduction of certain state net operating loss carryforwards with a tax effect, net of federal tax benefit, of $.6 million, the payment of $1.1 million in previously accrued tax and the reduction of valuation allowances of $1.2 million, net of federal tax benefit, related to net operating losses in these states, which the Company now believes more likely than not will be utilized to reduce state liabilities in the future.

During 2005, the Company also entered into a settlement agreement with another state whereby the Company agreed to reduce certain net operating loss carryforwards and to pay certain additional taxes and interest relating to prior years. The loss of state net operating loss carryforwards, net of federal tax benefit, of $4.4 million did not have an effect on the provision for income taxes due to a valuation allowance previously recorded for such deferred tax assets. Under this settlement, the Company paid $5.7 million in 2005 and paid an additional $5.0 million in 2006. The amounts paid in excess of liabilities previously recorded had the effect of increasing income tax expense by approximately $4.1 million in 2005. Based on an analysis of facts and available information, the Company also made adjustments for income tax exposure in other states in 2005 which had the effect of decreasing income tax expense by $3.8 million in 2005.

The Company's income tax assets and liabilities are subject to adjustment in future periods based on the Company's ongoing evaluations of such liabilities and new information that becomes available to the Company.

The valuation allowance decreases in 2007, 2006 and 2005 were due to the Company's assessments of its ability to use certain state net operating loss carryforwards primarily due to agreements with state taxing authorities as previously discussed.

Deferred income taxes are recorded based upon temporary differences between the financial statement and tax bases of assets and liabilities and available net operating loss and tax credit carryforwards. Temporary differences and carryforwards that comprised deferred income tax assets and liabilities were as follows:

In thousands	Dec. 30, 2007	Dec. 31, 2006
Intangible assets	$119,991	$118,690
Depreciation	66,417	75,258
Investment in Piedmont	37,578	34,149
Pension	7,364	7,455
Debt exchange premium	3,217	5,072
Inventory	5,558	5,002
Gross deferred income tax liabilities	240,125	245,626
Net operating loss carryforwards	(12,535)	(14,264)
Deferred compensation	(30,284)	(28,896)
Postretirement benefits	(14,534)	(14,534)
Termination of interest rate agreements	(1,618)	(2,286)
Capital lease agreements	(3,306)	(2,704)
Other	(3,909)	(3,384)
Gross deferred income tax assets	(66,186)	(66,068)
Valuation allowance for deferred tax assets	822	1,091
Total deferred income tax liability	174,761	180,649
Net current deferred income tax liability (asset)	(2,253)	86
Net noncurrent deferred income tax liability before accumulated other comprehensive income	177,014	180,563
Accumulated other comprehensive income	(8,474)	(17,869)
Net noncurrent deferred income tax liability	$168,540	$162,694

Deferred tax assets are recognized for the tax benefit of deductible temporary differences and for federal and state net operating loss and tax credit carryforwards. Valuation allowances are recognized on these assets if the Company believes that it is more likely than not that some or all of the deferred tax assets will not be realized. The Company believes the majority of the deferred tax assets will be realized due to the reversal of certain significant temporary differences and anticipated future taxable income from operations.

In addition to a valuation allowance related to state net operating loss carryforwards, the Company records liabilities for uncertain tax positions principally related to state income taxes and certain federal income tax positions. These liabilities reflect the Company's best estimate of the ultimate income tax liability based on currently known facts and information. Material changes in facts or information as well as the expiration of statutes and/or settlements with individual state or federal jurisdictions may result in material adjustments to these estimates in the future.

The valuation allowance of $.8 million and $1.1 million as of December 30, 2007 and December 31, 2006, respectively, was established primarily for state net operating loss carryforwards which expire in varying amounts through 2023. There were no AMT credit carryforwards as of December 30, 2007 as the Company used its AMT credits to reduce its federal tax obligation for fiscal 2006.

15. Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive loss is comprised of adjustments relative to the Company's pension and postretirement medical benefit plans and foreign currency translation adjustments required for a subsidiary of the Company that performs data analysis and provides consulting services primarily in Europe. The Company adopted SFAS No. 158 at the end of 2006.

A summary of accumulated other comprehensive loss is as follows:

In thousands	Dec. 31, 2006	Pre-tax Activity	Tax Effect	Dec. 30, 2007
Net pension activity:				
Actuarial loss (gain)	$(24,673)	$19,771	$(7,782)	$(12,684)
Prior service costs	(31)	(39)	15	(55)
Net postretirement benefits activity:				
Actuarial loss (gain)	(13,512)	5,910	(2,326)	(9,928)
Prior service costs	10,915	(1,784)	702	9,833
Transition asset	75	(25)	10	60
Foreign currency translation adjustment	—	37	(14)	23
Total accumulated other comprehensive loss	$(27,226)	$23,870	$(9,395)	$(12,751)

The only change in accumulated other comprehensive loss in 2006 was a decrease in minimum pension liability adjustment, net of tax, of $5.4 million. The only change in accumulated other comprehensive loss in 2005 was an increase in minimum pension liability adjustment, net of tax, of $4.3 million

16. Capital Transactions

The Company has two classes of common stock outstanding, Common Stock and Class B Common Stock. The Common Stock is traded on the Nasdaq Global Select Market℠ tier of The Nasdaq Stock Market LLC® under the symbol COKE. There is no established public trading market for the Class B Common Stock. Shares of the Class B Common Stock are convertible on a share-for-share basis into shares of Common Stock at any time at the option of the holders of Class B Common Stock.

Pursuant to the Company's Restated Certificate of Incorporation, no cash dividend or dividend of property or stock other than stock of the Company, as specifically described in the Restated Certificate of Incorporation, may be declared and paid on the Class B Common Stock unless an equal or greater dividend is declared and paid on the Common Stock. During 2007, 2006 and 2005, dividends of $1.00 per share were declared and paid on both Common Stock and Class B Common Stock.

Each share of Common Stock is entitled to one vote per share at all meetings of stockholders and each share of Class B Common Stock is entitled to 20 votes per share at such meetings. Except to the extent otherwise required by law, holders of the Common Stock and Class B Common Stock vote together as a single class on all matters brought before the Company's stockholders. In the event of liquidation, there is no preference between the two classes of common stock.

Pursuant to a Stock Rights and Restriction Agreement dated January 27, 1989, between the Company and The Coca-Cola Company, in the event that the Company issues new shares of Class B Common Stock upon the exchange or exercise of any security, warrant or option of the Company which results in The Coca-Cola Company owning less than 20% of the outstanding shares of Class B Common Stock and less than 20% of the total votes of all outstanding shares of all classes of the Company, The Coca-Cola Company has the right to exchange shares of Common Stock for shares of Class B Common Stock in order to maintain its ownership of 20% of the outstanding shares of Class B Common Stock and 20% of the total votes of all outstanding shares of all classes of the Company. Under the Stock Rights and Restrictions Agreement, The Coca-Cola Company also has a preemptive right to purchase a percentage of any newly issued shares of any class as necessary to allow it to maintain ownership of both 29.67% of the outstanding shares of Common Stock of all classes and 22.59% of the total votes of all outstanding shares of all classes.

On May 12, 1999, the stockholders of the Company approved a restricted stock award program for J. Frank Harrison, III, the Company's Chairman of the Board of Directors and Chief Executive Officer, consisting of 200,000 shares of the Company's Class B Common Stock. Under the award program, the shares of restricted stock are granted at a rate of 20,000 shares per year over the ten-year period. The vesting of each annual installment is contingent upon the Company achieving at least 80% of the overall goal achievement factor in the Company's Annual Bonus Plan. The restricted stock award does not entitle Mr. Harrison, III to participate in dividend or voting rights until each installment has vested and the shares are issued.

On February 22, 2006, the Compensation Committee of the Board of Directors determined 20,000 shares of restricted Class B Common Stock vested and should be issued, pursuant to the performance-based award discussed above, to Mr. Harrison, III in connection with his services as Chairman of the Board of Directors and Chief Executive Officer of the Company for the fiscal year ended January 1, 2006. On February 28, 2007, the Compensation Committee determined an additional 20,000 shares of restricted Class B Common Stock vested and should be issued to Mr. Harrison, III in connection with his services for the fiscal year ended December 31, 2006.

The Company adopted SFAS No. 123(R) on January 2, 2006. The Company applied the modified prospective transition method and prior periods were not restated. The Company's only share-based compensation is the restricted stock award to Mr. Harrison, III, as previously described. Each annual 20,000 share tranche has an independent performance requirement as it is not established until the Company's Annual Bonus Plan targets are approved each year by the Company's Board of Directors. As a result, each 20,000 share tranche is considered to have its own service inception date, grant-date fair value and requisite service period.

The Company's Annual Bonus Plan targets, which establish the performance requirement for the restricted stock awards, are approved by the Compensation Committee of the Board of Directors in the first quarter of each year.

A summary of restricted stock awards, excluding tax benefit of approximately $.1 million in 2007, is as follows:

Year	Shares Awarded	Grant-Date Price	Annual Compensation Expense
2006	20,000	$46.45	$ 929,000
2007	20,000	58.53	1,170,600

In addition, the Company reimburses Mr. Harrison, III for income taxes to be paid on the shares if the performance requirement is met and the shares are issued. The Company accrues the estimated cost of the income tax reimbursement over the one-year service period.

Prior to the adoption of SFAS No. 123(R), the Company accrued compensation expense over the course of the one-year service period with the full year expense based upon the end of the period stock price.

The following table illustrates the effect on reported net income and earnings per share for fiscal year 2005 had the Company accounted for the stock grant using the fair value method in SFAS No. 123(R):

In thousands (except per share data)	2005
Net income as reported	$22,951
Add: Restricted stock grant expense, net of tax	891
Less: Restricted stock grant expense under SFAS No. 123(R), net of tax	(1,104)
Net income — pro forma	$22,738
Net income per share:	
Common Stock:	
Basic — as reported	$ 2.53
Basic — pro forma	$ 2.50
Diluted — as reported	$ 2.53
Diluted — pro forma	$ 2.50
Class B Common Stock:	
Basic — as reported	$ 2.53
Basic — pro forma	$ 2.50
Diluted — as reported	$ 2.53
Diluted — pro forma	$ 2.49

The increase in the number of shares outstanding in 2007 was due to the issuance of 20,000 shares of Class B Common Stock related to the restricted stock award and the conversion of 500 shares from Class B Common Stock to Common Stock. The increase in the number of shares outstanding in 2006 was due to the issuance of 20,000 shares of Class B Common Stock related to the restricted stock award and the conversion of 100 shares of Class B Common Stock into 100 shares of Common Stock.

17. Benefit Plans

Adopted Pronouncement

The Company adopted SFAS No. 158, at the end of fiscal 2006 except for the requirement that the benefit plan assets and obligations be measured as of the date of the employer's statement of financial position. The Company applied the modified prospective transition method and prior periods were not restated. The incremental effect of applying SFAS No. 158 on the balance sheet as of December 31, 2006 was as follows:

In thousands	Prior to Recording Minimum Pension Liability Adjustment	Minimum Pension Liability Adjustment	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
Other accrued liabilities	$ 3,328	$ —	$ 3,328	$ —	$ 3,328
Pension and postretirement benefit obligations	62,524	(8,977)	53,547	4,210	57,757
Deferred income taxes	160,817	3,535	164,352	(1,658)	162,694
Total liabilities	1,227,402	(5,442)	1,221,960	2,552	1,224,512
Accumulated other comprehensive loss	(30,116)	5,442	(24,674)	(2,552)	(27,226)
Total stockholders' equity	91,063	5,442	96,505	(2,552)	93,953

The Company will adopt the measurement date provisions of SFAS No. 158 on the first day of fiscal 2008 and will use the "one measurement" approach. The impact of the adoption will not be material to the consolidated financial statements.

Pension Plans

Retirement benefits under the two Company-sponsored pension plans are based on the employee's length of service, average compensation over the five consecutive years which gives the highest average compensation and the average of the Social Security taxable wage base during the 35-year period before a participant reaches Social Security retirement age. Contributions to the plans are based on the projected unit credit actuarial funding method and are limited to the amounts that are currently deductible for income tax purposes.

On February 22, 2006, the Board of Directors of the Company approved an amendment to the principal Company-sponsored pension plan to cease further benefit accruals under the plan effective June 30, 2006. The plan amendment was accounted for as a plan "curtailment" under SFAS No. 88. The curtailment resulted in a reduction of the Company's projected benefit obligation which was offset against the Company's unrecognized net loss. As a result of the curtailment, the impact on net income and on net pension expense prior to the effective date of June 30, 2006 was immaterial. Periodic pension expense was reduced beginning in the third quarter of 2006 as current service cost no longer accrues.

The following tables set forth pertinent information for the two Company-sponsored pension plans:

Changes in Projected Benefit Obligation

In thousands	Fiscal Year 2007	Fiscal Year 2006
Projected benefit obligation at beginning of year	$185,804	$200,093
Service cost	78	5,386
Interest cost	10,536	10,377
Actuarial (gain) loss	(15,091)	2,931
Benefits paid	(5,798)	(4,981)
Change in plan provisions	63	(28,002)
Projected benefit obligation at end of year	$175,592	$185,804

The Company recognized an actuarial gain (decreased projected benefit obligation) of $17.3 million in 2007 primarily due to an increase in the discount rate used to calculate the projected benefit obligation from 5.75% for 2006 to 6.25% for 2007. The actuarial gain, net of tax, was recorded in other comprehensive income.

The projected benefit obligations and accumulated benefit obligations for both of the Company's pension plans were in excess of plan assets at December 30, 2007 and December 31, 2006. The accumulated benefit obligation was $175.6 million and $185.8 million at December 30, 2007 and December 31, 2006, respectively.

Change in Plan Assets

In thousands	2007	2006
Fair value of plan assets at beginning of year	$163,808	$150,400
Actual return on plan assets	15,089	17,839
Employer contributions	—	550
Benefits paid	(5,798)	(4,981)
Fair value of plan assets at end of year	$173,099	$163,808

Funded Status

In thousands	Dec. 30, 2007	Dec. 31, 2006
Projected benefit obligation	$(175,592)	$(185,804)
Plan assets at fair value	173,099	163,808
Net funded status	$ (2,493)	$ (21,996)

Amounts Recognized in the Consolidated Balance Sheets

In thousands	Dec. 30, 2007	Dec. 31, 2006
Current liabilities	$(2,493)	$ (550)
Noncurrent liabilities	—	(21,446)
Net amount recognized	$(2,493)	$(21,996)

Net Periodic Pension Cost

	Fiscal Year		
In thousands	2007	2006	2005
Service cost	$ 78	$ 5,386	$ 6,987
Interest cost	10,536	10,377	10,115
Expected return on plan assets	(12,899)	(12,106)	(10,689)
Amortization of prior service cost	24	24	24
Recognized net actuarial loss	2,490	4,444	5,341
Net periodic pension cost	$ 229	$ 8,125	$ 11,778

Significant Assumptions Used

	2007	2006	2005
Projected benefit obligation at the measurement date:			
Discount rate	6.25%	5.75%	5.75%
Weighted average rate of compensation increase	N/A	N/A	4.00%
Net periodic pension cost for the fiscal year:			
Discount rate	5.75%	5.75%	6.00%
Weighted average expected long-term rate of return on plan assets	8.00%	8.00%	8.00%
Weighted average rate of compensation increase	N/A	4.00%	4.00%
Measurement date	Nov. 30	Nov. 30	Nov. 30

Cash Flows

In thousands	
Anticipated future pension benefit payments for the fiscal years:	
2008	$ 5,665
2009	5,907
2010	6,374
2011	6,720
2012	7,188
2013 – 2017	43,357

Anticipated contributions for the two Company-sponsored pension plans will be approximately $3.4 million in 2008.

Plan Assets

The Company's pension plans target asset allocation for 2008, actual asset allocation at December 30, 2007 and December 31, 2006 and the expected weighted average long-term rate of return by asset category were as follows:

	Target Allocation 2008	Percentage of Plan Assets at Fiscal Year-End 2007	2006	Weighted Average Expected Long-Term Rate of Return - 2007
U.S. large capitalization equity securities	40%	47%	47%	4.0%
U.S. small/mid-capitalization equity securities	10%	5%	5%	0.5%
International equity securities	15%	15%	15%	1.5%
Debt securities	35%	33%	33%	2.0%
Total	100%	100%	100%	8.0%

The investments in the Company's pension plans include U.S. equities, international equities and debt securities. All of the plan assets are invested in institutional investment funds managed by professional investment advisors. The objective of the Company's investment philosophy is to earn the plans' targeted rate of return over longer periods without assuming excess investment risk. The general guidelines for plan investments include 30% — 50% in large capitalization equity securities, 0% — 20% in U.S. small and mid-capitalization equity securities, 0% — 20% in international equity securities and 10% — 50% in debt securities. The Company currently has 67% of its plan investments in equity securities and 33% in debt securities.

U.S. large capitalization equity securities include domestic based companies that are generally included in common market indices such as the S&P 500™ and the Russell 1000™. U.S. small and mid-capitalization equity securities include small domestic equities as represented by the Russell 2000™ index. International equity securities include companies from developed markets outside of the United States. Debt securities at December 30, 2007 are comprised of investments in two institutional bond funds with a weighted average duration of approximately three years.

The weighted average expected long-term rate of return of plan assets of 8% was used in determining net periodic pension cost in both 2007 and 2006. This rate reflects an estimate of long-term future returns for the pension plan assets. This estimate is primarily a function of the asset classes (equities versus fixed income) in which the pension plan assets are invested and the analysis of past performance of these asset classes over a long period of time. This analysis includes expected long-term inflation and the risk premiums associated with equity investments and fixed income investments.

The Company also participates in various multi-employer pension plans covering certain employees who are part of collective bargaining agreements. Total pension expense for multi-employer plans in 2007, 2006 and 2005 was $1.4 million in each year.

401(k) Plan

The Company provides a 401(k) Savings Plan for substantially all of its employees who are not part of collective bargaining agreements. In conjunction with the change to the principal Company-sponsored pension plan previously discussed, the Company's Board of Directors also approved an amendment to the 401(k) Savings Plan to increase the Company's matching contribution under the 401(k) Savings Plan effective January 1, 2007. The amendment to the 401(k) Savings Plan provided for fully vested matching contributions equal to one hundred percent of a participant's elective deferrals to the 401(k) Savings Plan up to a maximum of 5% of a participant's eligible compensation. The total costs for this benefit in 2007, 2006 and 2005 were $8.5 million, $4.7 million and $4.6 million, respectively.

Postretirement Benefits

The Company provides postretirement benefits for a portion of its current employees. The Company recognizes the cost of postretirement benefits, which consist principally of medical benefits, during employees' periods of active service. The Company does not pre-fund these benefits and has the right to modify or terminate certain of these benefits in the future.

In October 2005, the Company changed certain provisions of its postretirement health care plan that reduced future benefit obligations to eligible participants. Subsequent to these changes, the Company's expense and liability related to its postretirement health care plan was reduced.

The following tables set forth a reconciliation of the beginning and ending balances of the benefit obligation, a reconciliation of the beginning and ending balances of the fair value of plan assets and funded status of the Company's postretirement benefit plan:

In thousands	Fiscal Year 2007	Fiscal Year 2006
Benefit obligation at beginning of year	$39,724	$41,718
Service cost	425	332
Interest cost	2,209	2,227
Plan participants' contributions	523	595
Actuarial loss (gain)	(4,680)	(2,218)
Benefits paid	(2,840)	(3,002)
Medicare Part D subsidy reimbursement	76	72
Benefit obligation at end of year	$35,437	$39,724
Fair value of plan assets at beginning of year	$ —	$ —
Employer contributions	2,241	2,335
Plan participants' contributions	523	595
Benefits paid	(2,840)	(3,002)
Medicare Part D subsidy reimbursement	76	72
Fair value of plan assets at end of year	$ —	$ —

The Company recognized an actuarial gain (decrease in benefit obligation) of $4.7 million in 2007 primarily due to an increase in the discount rate used to calculate the benefit obligation from 5.75% for 2006 to 6.25% for 2007. The actuarial gain, net of tax, was recorded in other comprehensive income.

In thousands	Dec. 30, 2007	Dec. 31, 2006
Contributions between measurement date and fiscal year-end	$ 502	$ 635
Benefit obligation	(35,437)	(39,724)
Accrued liability	$(34,935)	$(39,089)
Current liabilities	$ (2,177)	$ (2,778)
Noncurrent liabilities	(32,758)	(36,311)
Accrued liability at end of year	$(34,935)	$(39,089)

The components of net periodic postretirement benefit cost were as follows:

In thousands	Fiscal Year 2007	2006	2005
Service cost	$ 425	$ 332	$ 689
Interest cost	2,209	2,227	3,125
Amortization of unrecognized transitional assets	(25)	(25)	(25)
Recognized net actuarial loss	1,220	1,355	1,006
Amortization of prior service cost	(1,784)	(1,784)	(272)
Net periodic postretirement benefit cost	$ 2,045	$ 2,105	$4,523

Significant Assumptions Used

	2007	2006	2005
Benefit obligation at the measurement date:			
Discount rate	6.25%	5.75%	5.50%
Net periodic postretirement benefit cost for the fiscal year:			
Discount rate	5.75%	5.50%	6.00%
Measurement date	Sept. 30	Sept. 30	Sept. 30

The weighted average health care cost trend used in measuring the postretirement benefit expense in 2007 was 9% graded down to an ultimate rate of 5% by 2012. The weighted average health care cost trend used in measuring the postretirement benefit expense in 2006 was 9% graded down to an ultimate rate of 5% by 2011. The weighted average health care cost trend used in measuring the postretirement benefit expense in 2005 was 10% graded down to an ultimate rate of 5% by 2010.

A 1% increase or decrease in this annual health care cost trend would have impacted the postretirement benefit obligation and service cost and interest cost of the Company's postretirement benefit plan as follows:

In thousands	1% Increase	1% Decrease
Increase (decrease) in:		
Postretirement benefit obligation at December 30, 2007	$3,881	$(3,367)
Service cost and interest cost in 2007	335	(289)

Cash Flows

In thousands

Anticipated future postretirement benefit payments reflecting expected future service for the fiscal years:	
2008	$ 2,271
2009	2,392
2010	2,477
2011	2,558
2012	2,654
2013 — 2017	13,786

Anticipated future postretirement benefit payments are shown net of Medicare Part D subsidy reimbursements, which are not material.

The amounts in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit cost at December 31, 2006, the activity during 2007, and the balances at December 30, 2007 are as follows:

In thousands	Dec. 31, 2006	Actuarial Gain	Prior Service Costs	Reclassification Adjustments	Dec. 30, 2007
Pension Plans:					
Actuarial loss	$(40,885)	$17,281	$ —	$ 2,490	$(21,114)
Prior service costs	(51)	—	(63)	24	(90)
Postretirement Medical:					
Actuarial loss	(22,282)	4,690	—	1,220	(16,372)
Prior service costs	18,000	—	—	(1,784)	16,216
Transition asset	123	—	—	(25)	98
	$(45,095)	$21,971	$(63)	$ 1,925	$(21,262)

The amounts of accumulated other comprehensive income that are expected to be recognized as components of net periodic cost during 2008 are as follows:

In thousands	Pension Plans	Postretirement Medical	Total
Actuarial loss	$477	$ 916	$ 1,393
Prior service cost (credit)	16	(1,784)	(1,768)
Transitional asset	—	(25)	(25)
	$493	$ (893)	$ (400)

18. Related Party Transactions

The Company's business consists primarily of the production, marketing and distribution of nonalcoholic beverages of The Coca-Cola Company, which is the sole owner of the secret formulas under which the primary components (either concentrate or syrup) of its soft drink products are manufactured. As of December 30, 2007, The Coca-Cola Company had a 27.2% interest in the Company's total outstanding Common Stock and Class B Common Stock on a combined basis.

In August 2007, the Company entered into a distribution agreement with Energy Brands Inc. ("Energy Brands"), a wholly-owned subsidiary of The Coca-Cola Company. Energy Brands, also known as glacéau, is a producer and distributor of branded enhanced beverages including vitaminwater, smartwater and vitaminenergy. The distribution agreement is effective November 1, 2007 for a period of ten years and, unless earlier terminated, will be automatically renewed for succeeding ten-year terms, subject to a one year non-renewal notification by the Company. In conjunction with the execution of the distribution agreement, the Company entered into an agreement with The Coca-Cola Company whereby the Company agreed not to introduce new third party brands or certain third party brand extensions in the United States through August 31, 2010 unless mutually agreed to by the Company and The Coca-Cola Company.

The following table summarizes the significant transactions between the Company and The Coca-Cola Company:

In millions	Fiscal Year 2007	2006	2005
Payments by the Company for concentrate, syrup, sweetener and other purchases	$334.9	$341.7	$333.4
Marketing funding support payments to the Company	37.8	22.9	19.6
Payments by the Company net of marketing funding support	$297.1	$318.8	$313.8
Payments by the Company for customer marketing programs	$ 44.2	$ 46.6	$ 45.2
Payments by the Company for cold drink equipment parts	5.7	6.0	3.8
Fountain delivery and equipment repair fees paid to the Company	4.9	8.8	8.1
Presence marketing support provided by The Coca-Cola Company on the Company's behalf	4.3	4.2	6.4
Sale of finished products to The Coca-Cola Company	26.1	40.9	27.9

The Company received proceeds in 2005 as a result of a settlement of a class action lawsuit known as *In re: High Fructose Corn Syrup Antitrust Litigation Master File No. 95-1477* in the United States District Court for the Central District of Illinois. The lawsuit related to purchases of high fructose corn syrup by several companies, including The Coca-Cola Company and its subsidiaries, The Coca-Cola Bottlers' Association and various Coca-Cola bottlers, during the period from July 1, 1991 to June 30, 1995. The Company recognized the proceeds received of $7.0 million as a reduction of cost of sales in 2005.

The Company has a production arrangement with Coca-Cola Enterprises Inc. ("CCE") to buy and sell finished products at cost. Sales to CCE under this agreement were $40.2 million, $56.5 million and $46.6 million in 2007, 2006 and 2005, respectively. Purchases from CCE under this arrangement were $13.9 million, $15.7 million and $17.2 million in 2007, 2006 and 2005, respectively. The Coca-Cola Company has significant equity interests in the Company and CCE. As of December 30, 2007, CCE held 8.7% of the Company's outstanding Common Stock but held no shares of the Company's Class B Common Stock, giving CCE a 6.3% interest in the Company's total outstanding Common Stock and Class B Common Stock on a combined basis.

Along with all the other Coca-Cola bottlers in the United States, the Company is a member in Coca-Cola Bottlers' Sales and Services Company, LLC ("CCBSS"), which was formed in 2003 for the purposes of facilitating various procurement functions and distributing certain specified beverage products of The Coca-Cola Company with the intention of enhancing the efficiency and competitiveness of the Coca-Cola bottling system in the United States. CCBSS negotiated the procurement for the majority of the Company's raw materials (excluding concentrate) in 2007, 2006 and 2005. The Company paid $.3 million, $.3 million and $.2 million to CCBSS for its share of CCBSS' administrative costs in 2007, 2006 and 2005, respectively. Amounts due from CCBSS for rebates on raw material purchases were $3.2 million and $2.9 million as of December 30, 2007 and December 31, 2006, respectively. CCE is also a member of CCBSS.

The Company provides a portion of the finished products for Piedmont at cost and receives a fee for managing the operations of Piedmont pursuant to a management agreement. The Company sold product at cost to Piedmont during 2007, 2006 and 2005 totaling $78.1 million, $77.1 million and $65.9 million, respectively. The Company received $22.5 million, $21.7 million and $21.1 million for management services pursuant to its management agreement with Piedmont for 2007, 2006 and 2005, respectively. The Company provides financing for Piedmont at the Company's average cost of funds plus 0.50%. As of December 30, 2007, the Company had loaned $77.4 million to Piedmont. The loan has a December 31, 2010 maturity date. The Company also subleases various fleet and vending equipment to Piedmont at cost. These sublease rentals amounted to $7.4 million, $8.0 million and $8.6 million in 2007, 2006 and 2005, respectively. All significant intercompany accounts and transactions between the Company and Piedmont have been eliminated.

The Company's Snyder Production Center ("SPC") in Charlotte, North Carolina, is leased from Harrison Limited Partnership One ("HLP") pursuant to a ten-year lease that expires on December 31, 2010. HLP's sole limited partner is a trust of which J. Frank Harrison, III, Chairman of the Board of Directors and Chief Executive Officer of the Company, is a trustee. The annual base rent the Company is obligated to pay for its lease of this property is subject to adjustment for an inflation factor and for increases or decreases in interest rates, using LIBOR as the measurement device. The Company recorded a capital lease of $41.6 million in 2002 related to this lease as the Company received a renewal option to extend the term of the lease, which it expects to exercise. The principal balance outstanding under this capital lease as of December 30, 2007 was $38.4 million.

The minimum rentals and contingent rental payments that relate to this lease were as follows:

In millions	Fiscal Year 2007	2006	2005
Minimum rentals	$4.6	$4.5	$4.3
Contingent rentals	(.4)	(.5)	(.9)
Total rental payments	$4.2	$4.0	$3.4

The contingent rentals in 2007, 2006 and 2005 reduce the minimum rentals as a result of changes in interest rates, using LIBOR as the measurement device. Increases or decreases in lease payments that result from changes in the interest rate factor are recorded as adjustments to interest expense.

On June 1, 1993, the Company entered into a lease agreement with Beacon Investment Corporation ("Beacon") related to the Company's headquarters office facility. Beacon's sole shareholder is J. Frank Harrison, III. On January 5, 1999, the Company entered into a new ten-year lease agreement with Beacon which included the Company's headquarters office facility and an adjacent office facility. On March 1, 2004, the Company recorded a capital lease of $32.4 million related to these facilities when the Company received a renewal option to extend the term of the lease. On December 18, 2006, the Company modified the lease agreement (effective January 1, 2007) with Beacon related to the Company's headquarters office facility which expires in December 2021. The modified lease would not have changed the classification of the existing lease had it been in effect on March 1, 2004 when the lease was capitalized and did not extend the term of the lease (remaining lease term was reduced from 21 years to 15 years). Accordingly, the present value of the leased property under capital lease and capital lease obligations was adjusted by an amount equal to the difference between the future minimum lease payments under the modified lease agreement and the present value of the existing obligation on the commencement date of the modified lease (January 1, 2007). The capital lease obligation and leased property under capital leases was increased by $5.1 million on January 1, 2007. The principal balance outstanding under this capital lease as of December 30, 2007 was $34.3 million. The annual base rent the Company is obligated to pay under the modified lease is subject to adjustment for increases in the Consumer Price Index. The prior lease annual base rent was subject to adjustment for increases in the Consumer Price Index and for increases or decreases in interest rates using the adjusted Eurodollar Rate as the measurement device.

The minimum rentals and contingent rental payments that relate to this lease were as follows:

In millions	Fiscal Year 2007	2006	2005
Minimum rentals	$3.6	$3.2	$3.2
Contingent rentals	—	.6	.1
Total rental payments	$3.6	$3.8	$3.3

The contingent rentals in 2006 and 2005 that relate to this lease increase minimum rentals as a result of changes in the Consumer Price Index partially offset by decreases in interest rates. Increases or decreases in lease payments that result from changes in the Consumer Price Index or changes in the interest rate factor are recorded as adjustments to interest expense.

The Company is a shareholder in two entities from which it purchases substantially all of its requirements for plastic bottles. Net purchases from these entities were $69.2 million, $70.0 million and $69.2 million in 2007, 2006 and 2005, respectively. In conjunction with its participation in one of these entities, the Company has guaranteed a portion of the entity's debt. Such guarantee amounted to $21.4 million as of December 30, 2007. Additionally, the Company has recorded an equity investment of $7.4 million in one of these entities as of December 30, 2007.

The Company is a member of SAC, a manufacturing cooperative. SAC sells finished products to the Company and Piedmont at cost. Purchases from SAC by the Company and Piedmont for finished products were $149 million, $133 million and $127 million in 2007, 2006 and 2005, respectively. The Company manages the operations of SAC pursuant to a management agreement. Management fees earned from SAC were $1.4 million, $1.6 million and $1.5 million in 2007, 2006 and 2005, respectively. The Company has also guaranteed a portion of debt for SAC. Such guarantee was $24.0 million as of December 30, 2007. Additionally, the Company has recorded an equity investment of $4.0 million in SAC as of December 30, 2007.

In June 2005, the Company entered into a two-year consulting agreement with David V. Singer. Mr. Singer served the Company as Executive Vice President and Chief Financial Officer until his resignation on May 11, 2005. The Company agreed to waive the 50% reduction in Mr. Singer's accrued benefits under the Company's Officer Retention Plan due to the termination of his employment before age 55. Under the consulting agreement, Mr. Singer agreed to certain non-compete restrictions for a five-year period following his resignation.

19. Net Sales by Product Category

Net sales by product category were as follows:

	Fiscal Year		
In thousands	2007	2006	2005
Product Category			
Bottle/can sales:			
Sparkling beverages (including energy products)	$1,007,583	$1,009,652	$ 997,301
Still beverages	201,952	180,004	166,487
Total bottle/can sales	1,209,535	1,189,656	1,163,788
Other sales:			
Sales to other Coca-Cola bottlers	127,478	152,426	134,656
Post-mix and other	98,986	88,923	81,728
Total other sales	226,464	241,349	216,384
Total net sales	$1,435,999	$1,431,005	$1,380,172

Sparkling beverages are primarily carbonated beverages while still beverages are primarily noncarbonated beverages.

20. Net Income Per Share

The following table sets forth the computation of basic net income per share and diluted net income per share under the two-class method. See Note 1 to the consolidated financial statements for additional information related to net income per share.

In thousands (except per share data)	Fiscal Year 2007	2006	2005
Numerator for basic and diluted net income per Common Stock and Class B Common Stock share:			
Net income	$19,856	$23,243	$22,951
Less dividends:			
Common Stock	6,644	6,643	6,643
Class B Common Stock	2,480	2,460	2,441
Total undistributed earnings	$10,732	$14,140	$13,867
Common Stock undistributed earnings — basic	$ 7,815	$10,319	$10,142
Class B Common Stock undistributed earnings — basic	2,917	3,821	3,725
Total undistributed earnings	$10,732	$14,140	$13,867
Common Stock undistributed earnings — diluted	$ 7,800	$10,300	$10,142
Class B Common Stock undistributed earnings — diluted	2,932	3,840	3,725
Total undistributed earnings — diluted	$10,732	$14,140	$13,867
Numerator for basic net income per Common Stock share:			
Dividends on Common Stock	$ 6,644	$ 6,643	$ 6,643
Common Stock undistributed earnings — basic	7,815	10,319	10,142
Numerator for basic net income per Common Stock share	$14,459	$16,962	$16,785
Numerator for basic net income per Class B Common Stock share:			
Dividends on Class B Common Stock	$ 2,480	$ 2,460	$ 2,441
Class B Common Stock undistributed earnings — basic	2,917	3,821	3,725
Numerator for basic net income per Class B Common Stock share	$ 5,397	$ 6,281	$ 6,166
Numerator for diluted net income per Common Stock share:			
Dividends on Common Stock	$ 6,644	$ 6,643	$ 6,643
Dividends on Class B Common Stock assumed converted to Common Stock	2,480	2,460	2,441
Common Stock undistributed earnings — diluted	10,732	14,140	13,867
Numerator for diluted net income per Common Stock share	$19,856	$23,243	$22,951

In thousands (except per share data)	Fiscal Year 2007	2006	2005
Numerator for diluted net income per Class B Common Stock share:			
Dividends on Class B Common Stock	$2,480	$2,460	$2,441
Class B Common Stock undistributed earnings — diluted	2,932	3,840	3,725
Numerator for diluted net income per Class B Common Stock share	$5,412	$6,300	$6,166
Denominator for basic net income per Common Stock and Class B Common Stock share:			
Common Stock weighted average shares outstanding — basic	6,644	6,643	6,643
Class B Common Stock weighted average shares outstanding — basic	2,480	2,460	2,440
Denominator for diluted net income per Common Stock and Class B Common Stock share:			
Common Stock weighted average shares outstanding — diluted (assumes conversion of Class B Common Stock to Common Stock)	9,141	9,120	9,083
Class B Common Stock weighted average shares outstanding — diluted	2,497	2,477	2,440
Basic net income per share:			
Common Stock	$ 2.18	$ 2.55	$ 2.53
Class B Common Stock	$ 2.18	$ 2.55	$ 2.53
Diluted net income per share:			
Common Stock	$ 2.17	$ 2.55	$ 2.53
Class B Common Stock	$ 2.17	$ 2.54	$ 2.53

NOTES TO TABLE

(1) For purposes of the diluted net income per share computation for Common Stock, shares of Class B Common Stock are assumed to be converted; therefore, 100% of undistributed earnings is allocated to Common Stock.

(2) For purposes of the diluted net income per share computation for Class B Common Stock, weighted average shares of Class B Common Stock are assumed to be outstanding for the entire period and not converted.

(3) Denominator for diluted net income per share for Common Stock and Class B Common Stock for 2007 and 2006 includes the diluted effect of shares relative to the restricted stock award.

21. Risks and Uncertainties

Approximately 89% of the Company's 2007 bottle/can volume to retail customers are products of The Coca-Cola Company, which is the sole supplier of the concentrates or syrups required to manufacture these products. The remaining 11% of the Company's 2007 bottle/can volume to retail customers are products of other beverage companies and the Company. The Company has bottling contracts under which it has various requirements to meet. Failure to meet the requirements of these bottling contracts could result in the loss of distribution rights for the respective product.

The Company's products are sold and distributed directly by its employees to retail stores and other outlets. During 2007, approximately 68% of the Company's bottle/can volume to retail customers was sold for future consumption. The remaining bottle/can volume to retail customers of approximately 32% was sold for immediate consumption. The Company's largest customers, Wal-Mart Stores, Inc. and Food Lion, LLC, accounted for approximately 19% and 12% of the Company's total bottle/can volume to retail customers during 2007, respectively. Wal-Mart Stores, Inc. accounted for approximately 13% of the Company's total net sales.

The Company currently obtains all of its aluminum cans from one domestic supplier. The Company currently obtains all of its plastic bottles from two domestic entities. See Note 18 of the consolidated financial statements for additional information.

Beginning in 2007, the majority of the Company's aluminum packaging requirements did not have any ceiling price protection and the cost of aluminum cans increased during 2007. High fructose corn syrup costs also increased significantly during 2007 as a result of increasing demand for corn products around the world such as for ethanol production. The combined impact of increasing costs for aluminum cans and high fructose corn syrup increased cost of sales during 2007. In addition, there is no limit on the price The Coca-Cola Company and other beverage companies can charge for concentrate. During 2008, the Company expects raw material costs to increase less than they did in 2007, but to remain above historical averages.

Certain liabilities of the Company are subject to risk of changes in both long-term and short-term interest rates. These liabilities include floating rate debt, leases with payments determined on floating interest rates, postretirement benefit obligations and the Company's pension liability.

Approximately 7% of the Company's labor force is currently covered by collective bargaining agreements. Two collective bargaining contracts covering approximately 5% of the Company's employees expire during 2008.

22. Supplemental Disclosures of Cash Flow Information

Changes in current assets and current liabilities affecting cash were as follows:

	Fiscal Year		
In thousands	2007	2006	2005
Accounts receivable, trade, net	$ (1,200)	$ 3,277	$(12,540)
Accounts receivable from The Coca-Cola Company	1,115	(2,196)	4,330
Accounts receivable, other	698	(177)	(1,751)
Inventories	3,521	(8,822)	(9,347)
Prepaid expenses and other current assets	(7,318)	(4,806)	618
Accounts payable, trade	7,273	8,717	4,344
Accounts payable to The Coca-Cola Company	(10,151)	6,232	(2,707)
Other accrued liabilities	5,824	1,738	22,366
Accrued compensation	3,776	1,562	2,064
Accrued interest payable	(1,591)	338	(3,335)
Decrease in current assets less current liabilities	$ 1,947	$ 5,863	$ 4,042

Cash payments for interest and income taxes were as follows:

	Fiscal Year		
In thousands	2007	2006	2005
Interest	$51,277	$50,843	$51,663
Income taxes	21,361	17,213	11,183

23. New Accounting Pronouncements

Recently Adopted Pronouncements

In September 2006, FASB issued SFAS No. 158, which was effective for the year ending December 31, 2006, except for the requirement that the benefit plan assets and obligations be measured as of the date of the employer's statement of financial position, which will be effective for the year ending December 28, 2008. The impact of the adoption of this Statement in 2006 was to increase the Company's pension and postretirement liabilities by $4.2 million with a corresponding adjustment to other comprehensive loss, net of tax effect of $1.6 million. The Company will adopt the measurement date provisions of SFAS No. 158 on the first day of fiscal 2008 and will use the "one measurement" approach. The impact of the adoption will not be material to the consolidated financial statements. See Note 15 and Note 17 of the consolidated financial statements for additional information.

In June 2006, FASB issued FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In May 2007, FASB issued FSP FIN 48-1. FSP FIN 48-1 provides guidance on whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FIN 48 and FSP FIN 48-1 were effective as of January 1, 2007. The adoption of FIN 48 and FSP FIN 48-1 did not have a material impact on the consolidated financial statements. See Note 14 of the consolidated financial statements for additional information.

In June 2006, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 06-03, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)" ("EITF 06-03"). EITF 06-03 provides that the presentation of taxes assessed by a governmental authority that are directly imposed on revenue-producing transactions (e.g. sales, use, value added and excise taxes) between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. In addition, for any such taxes that are reported on a gross basis, the amounts of those taxes should be disclosed in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF 06-03 was effective January 1, 2007. The Company records substantially all of the taxes within the scope of EITF 06-03 on a net basis.

In September 2006, FASB issued SFAS No. 157, "Fair Value Measurement." This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. The Statement does not require any new fair value measurements but could change the current practices in measuring current fair value measurements. The Statement is effective at the beginning of the first quarter of 2008 for all financial assets and liabilities and for nonfinancial assets and liabilities recognized or disclosed at fair value on a recurring basis. For all other nonfinancial assets and liabilities, the Statement is effective in the first quarter of 2009. The adoption of this Statement will not have a material impact on the consolidated financial statements. The Company is in the process of evaluating the impact related to the Company's nonfinancial assets and liabilities not valued on a recurring basis (at least annually).

In February 2007, FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement is effective at the beginning of the first quarter of 2008. The Company has not applied the fair value option to any of its outstanding instruments and, therefore, the Statement is not expected to have an impact on the consolidated financial statements.

Recently Issued Pronouncements

In December 2007, FASB issued SFAS No. 160, "Noncontrolling Interest in Consolidated Financial Statements — an amendment of ARB No. 51." This Statement amends Accounting Research Bulletin No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary (commonly referred to as minority interest) and for the deconsolidation of a subsidiary. The Statement is effective for fiscal years beginning on or after December 15, 2008. The Company does not anticipate that the adoption of this Statement, other than changes in financial statement presentation, will have a material impact on the consolidated financial statements.

In December 2007, FASB revised SFAS No. 141, "Business Combinations" (SFAS No. 141(R)). This Statement established principles and requirements for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed and any noncontrolling interest in an acquisition, at their fair values as of the acquisition date. The Statement is effective for fiscal years beginning on or after December 15, 2008. The impact on the Company of adopting SFAS No. 141(R) will depend on the nature, terms and size of business combinations completed after the effective date.

24. Quarterly Financial Data (Unaudited)

Set forth below are unaudited quarterly financial data for the fiscal years ended December 30, 2007 and December 31, 2006.

Year Ended December 30, 2007 In thousands (except per share data)	Quarter 1	2	3	4
Net sales	$337,556	$390,443	$367,360	$340,640
Gross margin	151,491	169,290	155,212	145,141
Net income	4,651	11,691	5,273	(1,759)
Basic net income per share:				
Common Stock	.51	1.28	.58	(.19)
Class B Common Stock	.51	1.28	.58	(.19)
Diluted net income per share:				
Common Stock	.51	1.28	.58	(.19)
Class B Common Stock	.51	1.28	.58	(.19)

Year Ended December 31, 2006 In thousands (except per share data)	Quarter 1	2	3	4
Net sales	$333,179	$386,624	$370,626	$340,576
Gross margin	146,026	167,689	157,389	151,475
Net income	815	8,887	4,941	8,600
Basic net income per share:				
Common Stock	.09	.98	.54	.94
Class B Common Stock	.09	.98	.54	.94
Diluted net income per share:				
Common Stock	.09	.98	.54	.94
Class B Common Stock	.09	.97	.54	.94

Sales are seasonal, with the highest sales volume occurring in May, June, July and August.

25. Restructuring Expenses

On February 2, 2007, the Company initiated plans to simplify its operating management structure and reduce its workforce in order to improve operating efficiencies across the Company's business. The restructuring expenses consist primarily of one-time termination benefits and other associated costs, primarily relocation expenses for certain employees. During 2007, the Company incurred $2.8 million in restructuring expenses, which are included in S,D&A expenses. The Company does not anticipate any additional restructuring expenses in 2008.

The following summarizes restructuring activity for 2007:

In thousands	Severance Pay and Benefits	Relocation and Other	Total
Balance at December 31, 2006	$ —	$ —	$ —
Provision	1,607	1,146	2,753
Cash payments	1,607	1,146	2,753
Balance at December 30, 2007	$ —	$ —	$ —

Management's Report on Internal Control over Financial Reporting

Management of Coca-Cola Bottling Co. Consolidated (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed under the supervision of the Company's chief executive and chief financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external purposes in accordance with the U.S. generally accepted accounting principles. The Company's internal control over financial reporting includes policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of December 30, 2007, management assessed the effectiveness of the Company's internal control over financial reporting based on the framework established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management determined that the Company's internal control over financial reporting as of December 30, 2007 is effective.

The effectiveness of the Company's internal control over financial reporting as of December 30, 2007, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing on page 93.

March 12, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Coca-Cola Bottling Co. Consolidated:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Coca-Cola Bottling Co. Consolidated and its subsidiaries at December 30, 2007 and December 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2), presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 30, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 14 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement 109*, as of January 1, 2007.

As discussed in Note 17 to the consolidated financial statements, the Company changed the manner in which it accounts for pension and postretirement benefits in 2006.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Charlotte, North Carolina
March 12, 2008

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

For information with respect to the executive officers of the Company, see "Executive Officers of the Company" included as a separate item at the end of Part I of this Report. For information with respect to the Directors of the Company, see the "Proposal 1: Election of Directors" section of the Proxy Statement for the 2008 Annual Meeting of Stockholders, which is incorporated herein by reference. For information with respect to Section 16 reports, see the "Section 16(a) Beneficial Ownership Reporting Compliance" section of the Proxy Statement for the 2008 Annual Meeting of Stockholders, which is incorporated herein by reference. For information with respect to the Audit Committee of the Board of Directors, see the "Corporate Governance — The Audit Committee" section of the Proxy Statement for the 2008 Annual Meeting of Stockholders, which is incorporated herein by reference.

The Company has adopted a Code of Ethics for Senior Financial Officers, which is intended to qualify as a "code of ethics" within the meaning of Item 406 of Regulation S-K of the Exchange Act (the "Code of Ethics"). The Code of Ethics applies to the Company's Chief Executive Officer; Chief Operating Officer; Chief Financial Officer; Vice President, Controller; Vice President, Treasurer and any other person performing similar functions. The Code of Ethics is available on the Company's website at www.cokeconsolidated.com. The Company intends to disclose any substantive amendments to, or waivers from, its Code of Ethics on its website or in a report on Form 8-K.

Item 11. *Executive Compensation*

For information with respect to executive and director compensation, see the "Executive Compensation," "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report" and "Director Compensation" sections of the Proxy Statement for the 2008 Annual Meeting of Stockholders, which are incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

For information with respect to security ownership of certain beneficial owners and management, see the "Principal Stockholders" and "Beneficial Ownership of Management" sections of the Proxy Statement for the 2008 Annual Meeting of Stockholders, which are incorporated herein by reference. For information with respect to securities authorized for issuance under equity compensation plans, see the "Equity Compensation Plan Information" section of the Proxy Statement for the 2008 Annual Meeting of Stockholders, which is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

For information with respect to certain relationships and related transactions, see the "Certain Transactions" section of the Proxy Statement for the 2008 Annual Meeting of Stockholders, which is incorporated herein by reference. For certain information with respect to director independence, see the disclosures in the "Corporate Governance" section of the Proxy Statement for the 2008 Annual Meeting of Stockholders regarding director independence, which are incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

For information with respect to principal accountant fees and services, see the "Proposal 3: Ratification of Selection of our Independent Registered Public Accounting Firm for Fiscal Year 2008" section of the Proxy Statement for the 2008 Annual Meeting of Stockholders, which is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) List of documents filed as part of this report.

1. **Financial Statements**

Consolidated Statements of Operations
Consolidated Balance Sheets
Consolidated Statements of Cash Flows
Consolidated Statements of Changes in Stockholders' Equity
Notes to Consolidated Financial Statements
Management's Report on Internal Control over Financial Reporting
Report of Independent Registered Public Accounting Firm

2. **Financial Statement Schedule**

Schedule II — Valuation and Qualifying Accounts and Reserves

All other financial statements and schedules not listed have been omitted because the required information is included in the consolidated financial statements or the notes thereto, or is not applicable or required.

3. **Listing of Exhibits**

Exhibit Index

Number	Description	Incorporated by Reference or Filed Herewith
(3.1)	Restated Certificate of Incorporation of the Company.	Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 29, 2003 (File No. 0-9286).
(3.2)	Amended and Restated Bylaws of the Company.	Exhibit 3.1 to the Company's Current Report of Form 8-K filed on December 10, 2007 (File No. 0-9286).
(4.1)	Specimen of Common Stock Certificate.	Exhibit 4.1 to the Company's Registration Statement (File No. 2-97822) on Form S-1 as filed on May 31, 1985 (File No. 0-9286).
(4.2)	Supplemental Indenture, dated as of March 3, 1995, between the Company and Citibank, N.A. (as successor to NationsBank of Georgia, National Association, the initial trustee).	Exhibit 4.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2002 (File No. 0-9286).
(4.3)	Form of the Company's 6.85% Debentures due 2007.	Exhibit 4.3 to the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2002 (File No. 0-9286).
(4.4)	Form of the Company's 7.20% Debentures due 2009.	Exhibit 4.6 to the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2002 (File No. 0-9286).
(4.5)	Form of the Company's 6.375% Debentures due 2009.	Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 4, 1999 (File No. 0-9286).
(4.6)	Form of the Company's 5.00% Senior Notes due 2012.	Exhibit 4.1 to the Company's Current Report on Form 8-K filed on November 21, 2002 (File No. 0-9286).
(4.7)	Form of the Company's 5.30% Senior Notes due 2015.	Exhibit 4.1 to the Company's Current Report on Form 8-K filed on March 27, 2003 (File No. 0-9286).
(4.8)	Form of the Company's 5.00% Senior Notes due 2016.	Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended October 2, 2005 (File No. 0-9286).
(4.9)	Second Amended and Restated Promissory Note, dated as of August 25, 2005, by and between the Company and Piedmont Coca-Cola Bottling Partnership.	Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended October 2, 2005 (File No. 0-9286).

Number	Description	Incorporated by Reference or Filed Herewith
(4.10)	The registrant, by signing this report, agrees to furnish the Securities and Exchange Commission, upon its request, a copy of any instrument which defines the rights of holders of long-term debt of the registrant and its consolidated subsidiaries which authorizes a total amount of securities not in excess of 10 percent of the total assets of the registrant and its subsidiaries on a consolidated basis.	
(10.1)	U.S. $200,000,000 Amended and Restated Credit Agreement, dated as of March 8, 2007, by and among the Company, the banks named therein and Citibank, N.A., as Administrative Agent.	Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 14, 2007 (File No. 0-9286).
(10.2)	Amended and Restated Guaranty Agreement, effective as of July 15, 1993, made by the Company and each of the other guarantor parties thereto in favor of Trust Company Bank and Teachers Insurance and Annuity Association of America.	Exhibit 10.10 to the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2002 (File No. 0-9286).
(10.3)	Amended and Restated Guaranty Agreement, dated, as of May 18, 2000, made by the Company in favor of Wachovia Bank, N.A.	Exhibit 10.17 to the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2001 (File No. 0-9286).
(10.4)	Guaranty Agreement, dated as of December 1, 2001, made by the Company in favor of Wachovia, N.A.	Exhibit 10.18 to the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2001 (File No. 0-9286).
(10.5)	Stock Rights and Restrictions Agreement, dated January 27, 1989, by and between the Company and The Coca-Cola Company.	Exhibit 10.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2002 (File No. 0-9286).
(10.6)	Example of bottling franchise agreement, effective as of May 18, 1999, between the Company and The Coca-Cola Company.	Exhibit 10.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2002 (File No. 0-9286).
(10.7)	Lease, dated as of January 1, 1999, by and between the Company and Ragland Corporation.	Exhibit 10.5 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (File No. 0-9286).
(10.8)	First Amendment to Lease and First Amendment to Memorandum of Lease, dated as of August 30, 2002, between the Company and Ragland Corporation.	Exhibit 10.33 to the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2002 (File No. 0-9286).
(10.9)	Lease Agreement, dated as of December 15, 2000, between the Company and Harrison Limited Partnership One.	Exhibit 10.10 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (File No. 0-9286).

Number	Description	Incorporated by Reference or Filed Herewith
(10.10)	Lease Agreement, dated as of December 18, 2006, between CCBCC Operations, LLC and Beacon Investment Company.	Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 21, 2006. (File No. 0-9286).
(10.11)	Limited Liability Company Operating Agreement of Coca-Cola Bottlers' Sales & Services Company, LLC, made as of January 1, 2003, by and between Coca-Cola Bottlers' Sales & Services Company, LLC and Consolidated Beverage Co., a wholly-owned subsidiary of the Company.	Exhibit 10.35 to the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2002 (File No. 0-9286).
(10.12)	Amended and Restated Can Supply Agreement, effective as of January 1, 2006, by and between Rexam Beverage Can Company and Coca-Cola Bottlers' Sales & Services Company, LLC, in its capacity as agent for the Company.	Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 1, 2007 (File No. 0-9286).
(10.13)	Partnership Agreement of Piedmont Coca-Cola Bottling Partnership (formerly known as Carolina Coca-Cola Bottling Partnership), dated as of July 2, 1993, by and among Carolina Coca-Cola Bottling Investments, Inc., Coca-Cola Ventures, Inc., Coca-Cola Bottling Co. Affiliated, Inc., Fayetteville Coca-Cola Bottling Company and Palmetto Bottling Company.	Exhibit 10.7 to the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2002 (File No. 0-9286).
(10.14)	Master Amendment to Partnership Agreement, Management Agreement and Definition and Adjustment Agreement, dated as of January 2, 2002, by and among Piedmont Coca-Cola Bottling Partnership, CCBCC of Wilmington, Inc., The Coca-Cola Company, Piedmont Partnership Holding Company, Coca-Cola Ventures, Inc. and the Company.	Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 14, 2002 (File No. 0-9286).
(10.15)	Fourth Amendment to Partnership Agreement, dated as of March 28, 2003, by and among Piedmont Coca-Cola Bottling Partnership, Piedmont Partnership Holding Company and Coca-Cola Ventures, Inc.	Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 30, 2003 (File No. 0-9286).
(10.16)	Management Agreement, dated as of July 2, 1993, by and among the Company, Piedmont Coca-Cola Bottling Partnership (formerly known as Carolina Coca-Cola Bottling Partnership), CCBC of Wilmington, Inc., Carolina Coca-Cola Bottling Investments, Inc., Coca-Cola Ventures, Inc. and Palmetto Bottling Company.	Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2002 (File No. 0-9286).
(10.17)	First Amendment to Management Agreement (relating to the Management Agreement designated as Exhibit 10.16 of this Exhibit Index) dated as of January 1, 2001.	Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (File No. 0-9286).
(10.18)	Transfer and Assumption of Liabilities Agreement, dated December 19, 1996, by and between CCBCC, Inc., (a wholly-owned subsidiary of the Company) and Piedmont Coca-Cola Bottling Partnership.	Exhibit 10.17 to the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2002 (File No. 0-9286).
(10.19)	Management Agreement, dated as of June 1, 2004, by and among CCBCC Operations LLC, a wholly-owned subsidiary of the Company, and South Atlantic Canners, Inc.	Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 27, 2004 (File No. 0-9286).

Number	Description	Incorporated by Reference or Filed Herewith
(10.20)	Agreement, dated as of March 1, 1994, between the Company and South Atlantic Canners, Inc.	Exhibit 10.12 to the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2002 (File No. 0-9286).
(10.21)	Coca-Cola Bottling Co. Consolidated Amended and Restated Annual Bonus Plan, effective January 1, 2007.*	Appendix B to the Company's Proxy Statement for the 2007 Annual Meeting of Stockholders (File No. 0-9286).
(10.22)	Coca-Cola Bottling Co. Consolidated Long-Term Performance Plan, effective January 1, 2007.*	Appendix C to the Company's Proxy Statement for the 2007 Annual Meeting of Stockholders (File No. 0-9286).
(10.23)	Restricted Stock Award to J. Frank Harrison, III, effective January 4, 1999.*	Annex A to the Company's Proxy Statement for the 1999 Annual Meeting of Stockholders (File No. 0-9286).
(10.24)	Amendment to Restricted Stock Award Agreement, effective February 28, 2007.*	Appendix D to the Company's Proxy Statement for the 2007 Annual Meeting of Stockholders (File No. 0-9286).
(10.25)	Supplemental Savings Incentive Plan, as amended and restated effective January 1, 2007*	Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 1, 2007 (File No. 0-9286).
(10.26)	Coca-Cola Bottling Co. Consolidated Director Deferral Plan, effective January 1, 2005.*	Exhibit 10.17 to the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2006 (File No. 0-9286).
(10.27)	Officer Retention Plan, as amended and restated effective January 1, 2007.*	Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 1, 2007 (File No. 0-9286).
(10.28)	Amendment to Officer Retention Plan Agreement by and between the Company and David V. Singer, effective as of January 12, 2004.*	Exhibit 10.31 to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2003 (File No. 0-9286).
(10.29)	Life Insurance Benefit Agreement, effective as of December 28, 2003, by and between the Company and Jan M. Harrison, Trustee under the J. Frank Harrison, III 2003 Irrevocable Trust, John R. Morgan, Trustee under the Harrison Family 2003 Irrevocable Trust, and J. Frank Harrison, III.*	Exhibit 10.37 to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2003 (File No. 0-9286).
(10.30)	Form of Amended and Restated Split-Dollar and Deferred Compensation Replacement Benefit Agreement, effective as of January 1, 2005, between the Company and eligible employees of the Company.*	Exhibit 10.24 to the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2006 (File No. 0-9286).

Number	Description	Incorporated by Reference or Filed Herewith
(10.31)	Form of Split-dollar Deferred Compensation Replacement Benefit Agreement Election Form and Agreement Amendment, effective as of June 20, 2005, between the Company and certain executive officers of the Company.*	Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 24, 2005 (File No. 0-9286).
(10.32)	Consulting Agreement, effective as of March 1, 2005, between the Company and Robert D. Pettus, Jr.*	Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 4, 2005 (File No. 0-9286).
(10.33)	Consulting Agreement, dated as of June 1, 2005, between the Company and David V. Singer.*	Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 3, 2005 (File No. 0-9286).
(12)	Ratio of earnings to fixed charges.	Filed herewith.
(21)	List of subsidiaries.	Filed herewith.
(23)	Consent of Independent Registered Public Accounting Firm to Incorporation by reference into Form S-3 (Registration No. 33-54657) and Form S-3 (Registration No. 333-71003).	Filed herewith.
(31.1)	Certification pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.	Filed herewith.
(31.2)	Certification pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.	Filed herewith.
(32)	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith.

* Management contracts and compensatory plans and arrangements required to be filed as exhibits to this form pursuant to Item 15(c) of this report.

(b) Exhibits.

See Item 15(a)3

(c) Financial Statement Schedules.

See Item 15(a)2

Schedule II

COCA-COLA BOTTLING CO. CONSOLIDATED

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

Description (In thousands)	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions	Balance at End of Year
Allowance for doubtful accounts:				
Fiscal year ended December 30, 2007	$1,334	$ 213	$ 410	$1,137
Fiscal year ended December 31, 2006	$1,318	$ 314	$ 298	$1,334
Fiscal year ended January 1, 2006	$1,678	$1,315	$1,675	$1,318

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA BOTTLING CO. CONSOLIDATED
(REGISTRANT)

Date: March 13, 2008

By: /s/ J. FRANK HARRISON, III

J. Frank Harrison, III
Chairman of the Board of Directors
and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
By: /s/ J. FRANK HARRISON, III **J. Frank Harrison, III**	Chairman of the Board of Directors, Chief Executive Officer and Director	March 13, 2008
By: /s/ H. W. MCKAY BELK **H. W. McKay Belk**	Director	March 13, 2008
By: /s/ SHARON A. DECKER **Sharon A. Decker**	Director	March 13, 2008
By: /s/ WILLIAM B. ELMORE **William B. Elmore**	President, Chief Operating Officer and Director	March 13, 2008
By: /s/ HENRY W. FLINT **Henry W. Flint**	Vice Chairman of the Board of Directors and Director	March 13, 2008
By: /s/ DEBORAH S. HARRISON **Deborah S. Harrison**	Director	March 13, 2008
By: /s/ NED R. MCWHERTER **Ned R. McWherter**	Director	March 13, 2008
By: **James H. Morgan**	Director	
By: /s/ JOHN W. MURREY, III **John W. Murrey, III**	Director	March 13, 2008
By: /s/ CARL WARE **Carl Ware**	Director	March 13, 2008
By: /s/ DENNIS A. WICKER **Dennis A. Wicker**	Director	March 13, 2008
By: /s/ JAMES E. HARRIS **James E. Harris**	Senior Vice President and Chief Financial Officer	March 13, 2008
By: /s/ WILLIAM J. BILLIARD **William J. Billiard**	Vice President, Controller and Chief Accounting Officer	March 13, 2008

COCA-COLA BOTTLING CO. CONSOLIDATED
4100 COCA-COLA PLAZA
CHARLOTTE, NORTH CAROLINA 28211
(704) 557-4400

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON
APRIL 29, 2008

TO THE STOCKHOLDERS OF
COCA-COLA BOTTLING CO. CONSOLIDATED:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders (the "Annual Meeting") of Coca-Cola Bottling Co. Consolidated will be held at our Snyder Production Center, 4901 Chesapeake Drive, Charlotte, North Carolina 28216 on Tuesday, April 29, 2008, at 10:00 a.m., local time, for the purpose of considering and acting upon the following:

1. The election of eleven directors to serve until the next Annual Meeting and until their successors have been elected and qualified.

2. Approval of an award of performance units to our Chairman and Chief Executive Officer.

3. A proposal to ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2008.

4. Such other business as may properly come before the Annual Meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on March 14, 2008 as the record date for determining the stockholders entitled to notice of and to vote at the Annual Meeting and any adjournment thereof, and only holders of our Common Stock and Class B Common Stock of record on such date will be entitled to notice of or to vote at the Annual Meeting. A list of stockholders will be available for inspection at least ten days prior to the Annual Meeting at our principal executive offices at 4100 Coca-Cola Plaza, Charlotte, North Carolina 28211.

The Board of Directors will appreciate your prompt vote. Registered holders of our stock may vote by a toll free telephone number, the Internet or by the prompt return of the enclosed proxy card, dated and signed. Instructions regarding all three methods of voting are set forth on the enclosed proxy card. You may revoke your proxy at any time prior to the vote at the Annual Meeting. If you decide to attend the Annual Meeting and wish to change your proxy vote, you may do so automatically by voting in person at the Annual Meeting.

By Order of the Board of Directors

Henry W. Flint

Henry W. Flint
Secretary

March 25, 2008

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS OF COCA-COLA BOTTLING CO. CONSOLIDATED to be held on April 29, 2008

INTRODUCTION

This Proxy Statement is being furnished by the Board of Directors of Coca-Cola Bottling Co. Consolidated ("Coca-Cola Consolidated") in connection with the solicitation of proxies by the Board of Directors for use at the Annual Meeting of Stockholders (the "Annual Meeting") to be held at our Snyder Production Center, 4901 Chesapeake Drive, Charlotte, North Carolina 28216 on Tuesday, April 29, 2008, at 10:00 a.m., local time, and at any adjournment thereof. On or about March 25, 2008, we will begin mailing to our stockholders this Proxy Statement and the accompanying form of proxy, the 2007 Summary Annual Report to Stockholders and the Annual Report on Form 10-K for the year ended December 30, 2007. Our principal executive offices are located at 4100 Coca-Cola Plaza, Charlotte, North Carolina 28211.

RECORD DATE, VOTE REQUIRED AND RELATED MATTERS

The Board of Directors has fixed the close of business on March 14, 2008 as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting. At the close of business on March 14, 2008, we had 6,643,677 shares of Common Stock and 2,499,652 shares of Class B Common Stock issued and outstanding. Each share of Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to 20 votes per share (or an aggregate of 56,636,717 votes with respect to the Common Stock and the Class B Common Stock voting together as a single class). Each stockholder may exercise his right to vote either in person or by properly executed proxy. The Common Stock and Class B Common Stock will vote together as a single class on all matters considered at the Annual Meeting.

Any person giving a proxy pursuant to this solicitation may revoke it at any time before it is voted at the Annual Meeting by (1) delivering a written notice of revocation to our Secretary at our principal executive offices, (2) submitting a later-dated proxy relating to the same shares by mail, telephone or the Internet or (3) attending the Annual Meeting and voting in person. If a choice is specified in the proxy, shares represented thereby will be voted in accordance with such choice. If no choice is specified, the proxy will be voted as follows:

1. **FOR** the eleven nominees to the Board of Directors listed herein;
2. **FOR** approval of the performance unit award to our Chairman and Chief Executive Officer (the "2008 Performance Unit Award"); and
3. **FOR** the ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2008.

The presence, in person or by proxy, of the holders of a majority of the votes eligible to be cast by the holders of Common Stock and Class B Common Stock voting together as a class is necessary to constitute a quorum at the Annual Meeting. Directors are elected by a plurality of the votes cast at a meeting at which a quorum is present. The affirmative vote of holders of a majority of the total votes of our Common Stock and Class B Common Stock, voting together as a single class, present in person or by proxy and entitled to vote on the subject matter is required for the approval of the 2008 Performance Unit Award and the ratification of PricewaterhouseCoopers LLC as our independent registered public accounting firm for fiscal year 2008.

Abstaining votes and broker non-votes are counted for purposes of establishing a quorum, but are not counted in the election of directors and therefore have no effect on the election. In a vote on the other proposals to be considered at the meeting, an abstaining vote will have the same effect as a vote against the proposals, but a broker non-vote will not be included in the tabulation of the voting results and therefore will not affect the outcome of the vote. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular matter because the nominee does not have discretionary voting power for that particular matter and has not received instructions from the beneficial owner.

The Board of Directors has been informed that J. Frank Harrison, III intends to vote an aggregate of 1,984,495 shares of our Common Stock and 2,499,250 shares of our Class B Common Stock (representing 51,969,495 votes and an aggregate of 91.8% of the total voting power of the Common Stock and Class B Common Stock together as of the record date) **FOR** electing the Board of Directors' nominees for director, **FOR** approval of the 2008 Performance Unit Award, and **FOR** the ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2008.

The Board of Directors is not aware of any matters to be brought before the Annual Meeting or any adjournment thereof other than the matters described above and routine matters incidental to the conduct of the Annual Meeting. If, however, other matters are properly presented, it is the intention of the persons named in the accompanying proxy or their substitutes to vote the shares represented by the proxy in accordance with their best judgment on such matters.

Principal Stockholders

As of March 14, 2008, the only persons known to us to be beneficial owners of more than 5% of the Common Stock or Class B Common Stock were as follows:

Name and Address	*Class*	*Amount and Nature of Beneficial Ownership*	*Percentage of Class*	*Total Votes(1)*	*Percentage of Total Votes(1)*
J. Frank Harrison, III, J. Frank Harrison Family, LLC and three Harrison Family Limited Partnerships, as a group 4100 Coca-Cola Plaza Charlotte, NC 28211	Common Stock Class B Common	4,483,745(2)(3) 2,499,250(4)(3)	49.0% 99.98%	51,969,495	91.8%
The Coca-Cola Company One Coca-Cola Plaza Atlanta, GA 30313	Common Stock Class B Common	1,984,495(5)(3) 497,670(3)	29.9% 19.9%	11,937,895	21.1%
Coca-Cola Enterprises Inc. 2500 Windy Ridge Parkway Atlanta, GA 30339	Common Stock	578,947(6)	8.7%	578,947	1.0%
River Road Asset Management, LLC 462 South 4th Street, Suite 1600 Louisville, KY 40202	Common Stock	467,987(7)	7.0%	352,759	0.6%

(1) In calculating the total votes and percentage of total votes, no effect is given to conversion of Class B Common Stock into Common Stock. A total of 6,643,677 shares of Common Stock and 2,499,652 shares of Class B Common Stock was outstanding on March 14, 2008.

(2) Consists of (a) 2,499,250 shares of Class B Common Stock beneficially owned by such persons as described in note (4) that are convertible into shares of Common Stock and (b) 1,984,495 shares of Common Stock held by The Coca-Cola Company subject to the terms of the Voting Agreement and Irrevocable Proxy (described in note (3) below) as to which Mr. Harrison has shared voting and no investment power.

(3) J. Frank Harrison, III, J. Frank Harrison Family, LLC and the Harrison Family Limited Partnerships (described in note (4) below) are parties to a Voting Agreement with The Coca-Cola Company. The Coca-Cola Company has also granted an Irrevocable Proxy to Mr. Harrison, the terms of which provide Mr. Harrison an irrevocable proxy for life concerning the shares of Common Stock and Class B Common Stock owned by The Coca-Cola Company. See *"Certain Transactions"* below.

(4) Consists of (a) a total of 1,605,534 shares of Class B Common Stock held by the JFH Family Limited Partnership—FH1, JFH Family Limited Partnership—SW1 and JFH Family Limited Partnership—DH1 (collectively, the "Harrison Family Limited Partnerships"), as to which Mr. Harrison, in his capacity as the Consolidated Stock Manager of J. Frank Harrison Family, LLC (the general partner of each of the Harrison Family Limited Partnerships), has sole voting and investment power, (b) 497,670 shares of Class B Common Stock held by The Coca-Cola Company subject to the terms of the Voting Agreement and Irrevocable Proxy (described in note (3) above) as to which Mr. Harrison has shared voting and no investment power, (c) 235,786 shares of Class B Common Stock held by certain trusts for the benefit of certain relatives of the late J. Frank Harrison, Jr. as to which Mr. Harrison has sole voting and investment power, and (d) 160,260 shares of Class B Common Stock held by Mr. Harrison as to which he has sole voting and investment power.

(5) Such information is derived from Amendment No. 26 to Schedule 13D filed by The Coca-Cola Company on April 1, 2003. With respect to the Common Stock ownership information, the amount shown excludes 497,670 shares issuable upon conversion of shares of Class B Common Stock.

(6) Such information is derived from Amendment No. 5 to Schedule 13G filed by Coca-Cola Enterprises Inc. on February 6, 2008.

(7) Such information is derived from the Schedule 13G filed by River Road Asset Management, LLC on February 13, 2008.

Proposal 1:
Election of Directors

The Board of Directors consists of between nine and twelve members as fixed from time to time by our stockholders or the Board of Directors. The Board of Directors currently has eleven members. Vacancies and newly-created directorships may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Eleven directors are to be elected at the Annual Meeting to hold office until the next Annual Meeting of Stockholders and until their successors are duly elected and qualified.

It is the intention of the persons named as proxies in the accompanying form of proxy to vote all proxies solicited for the eleven nominees listed below, unless the authority to vote is withheld. Each of the nominees were elected to their current terms on the Board of Directors at the 2007 Annual Meeting of Stockholders, except for James H. Morgan. James H. Morgan was appointed to his current term on February 27, 2008 to fill a vacancy on the Board of Directors. If for any reason any nominee shall not become a candidate for election at the Annual Meeting, an event not now anticipated, the proxies will be voted for the eleven nominees including any substitutes that will be designated by the Board of Directors. The proxies solicited through this Proxy Statement will in no event be voted for more than eleven persons.

Nominees for Election of Directors

J. FRANK HARRISON, III, age 53, is our Chairman of the Board of Directors and Chief Executive Officer. Mr. Harrison served as Vice Chairman of the Board of Directors from November 1987 through his election as Chairman in December 1996 and was appointed as our Chief Executive Officer in May 1994. He was first employed by us in 1977 and has served as a Division Sales Manager and as a Vice President. Mr. Harrison is a director of Wachovia Bank & Trust, N.A., Southern Region Board. He is Chairman of the Executive Committee and Chairman of the Finance Committee.

H. W. MCKAY BELK, age 51, was appointed President and Chief Merchandising Officer of Belk, Inc., an operator of retail department stores, in March 2004. Prior to this appointment, Mr. Belk had served as President, Merchandising and Marketing of Belk, Inc. since May 1998. Mr. Belk served as President and Chief Merchandise Officer of Belk Stores Services, Inc., a provider of services to retail department stores, from March 1997 to April 1998. Mr. Belk served as President, Merchandise and Sales Promotion of Belk Stores Services, Inc. from April 1995 through March 1997. Mr. Belk is also a director of Belk, Inc. He has been a director of Coca-Cola Consolidated since May 1994 and is Chairman of the Audit Committee and a member of the Executive Committee and Compensation Committee.

SHARON A. DECKER, age 51, has been the Chief Executive Officer of The Tapestry Group, a faith based non-profit organization, since September 2004. Prior to founding The Tapestry Group, Ms. Decker served as the President of The Tanner Companies, a direct seller of women's apparel, from August 2002 to September 2004. From August 1999 to July 2002, she was President of Doncaster, a division of The Tanner Companies. Ms. Decker was President and Chief Executive Officer of the Lynnwood Foundation, which created and manages a conference facility and leadership institute, from 1997 until 1999. From 1980 until 1997, she served Duke Energy Corporation in a number of capacities, including as Corporate Vice President and Executive Director of the Duke Power Foundation. She also serves as a director of Family Dollar Stores, Inc., a discount retailer, and SCANA Corporation, a diversified utility company. Ms. Decker has been a director of Coca-Cola Consolidated since May 2001. Ms. Decker is a member of the Audit Committee and the Retirement Benefits Committee.

WILLIAM B. ELMORE, age 52, is our President and Chief Operating Officer, positions he has held since January 2001. He was Vice President, Value Chain from July 1999 to December 2000, Vice President, Business Systems from August 1998 to June 1999, Vice President, Treasurer from June 1996 to July 1998 and Vice President, Regional Manager for the Virginia, West Virginia and

Tennessee Divisions from August 1991 to May 1996. Mr. Elmore has been a director of Coca-Cola Consolidated since January 2001. He is Chairman of the Retirement Benefits Committee and a member of the Executive Committee.

HENRY W. FLINT, age 53, is our Vice Chairman of the Board of Directors, a position he has held since April 2007. Mr. Flint served as Executive Vice President and Assistant to the Chairman from July 2004 to April 2007. Mr. Flint was Co-Managing Partner of the law firm of Kennedy Covington Lobdell & Hickman, L.L.P. from January 2000 to July 2004, a firm with which he was associated since 1980. Mr. Flint has also served as our Secretary since 2000. Mr. Flint is a member of the Finance Committee and Retirement Benefits Committee.

DEBORAH S. HARRISON, age 47, has been an affiliate broker with Fletcher Bright Company, a real estate brokerage firm located in Chattanooga, Tennessee, since February 1997. Ms. Harrison also served as a Trustee of the Girls' Preparatory School in Chattanooga, Tennessee from 1997 to 2004. Ms. Harrison has been a director of Coca-Cola Consolidated since May 2003 and is a member of the Finance Committee.

NED R. McWHERTER, age 77, is retired. He served as a Governor of the United States Postal Service from 1995 to 2003 and as Governor of the State of Tennessee from January 1987 to January 1995. Mr. McWherter is also a former director of Volunteer Distributing Company, a beverage distributor, Eagle Distributors, Inc., a snack food distributor, and Piedmont Natural Gas Company, Inc., an energy and services company. He has been a director of Coca-Cola Consolidated since 1995 and is a member of the Compensation Committee.

JAMES H. MORGAN, age 60, has served as President and Chief Executive Officer of Krispy Kreme Doughnuts, Inc. since January 2008. Since January 2002, Mr. Morgan has served as Chairman and Chief Investment Officer of Covenant Capital, LLC (formerly Morgan Semones Associates, LLC), an investment management firm, which is the General Partner of The Morgan Crossroads Fund. Previously, Mr. Morgan served as a consultant for Wachovia Securities, Inc., a securities and investment banking firm, from January 2000 to May 2001. From April 1999 to December 1999, Mr. Morgan was Chairman and Chief Executive Officer of Wachovia Securities, Inc. Mr. Morgan was employed by Interstate/Johnson Lane, an investment banking and brokerage firm, from 1990 to 1999 in various capacities, including as Chairman and Chief Executive Officer. Mr. Morgan is the Chairman of the Board of Directors of Krispy Kreme Doughnuts, Inc. Mr. Morgan has been a director of the Company since February 2008 and is a member of the Audit Committee and the Finance Committee.

JOHN W. MURREY, III, age 65, has been an Assistant Professor at Appalachian School of Law in Grundy, Virginia since August 2003. Mr. Murrey was of counsel to the law firm of Shumacker Witt Gaither & Whitaker, P.C., in Chattanooga, Tennessee until December 2002, a firm with which he was associated since 1970. Mr. Murrey is a director of The Dixie Group, Inc., a carpet manufacturer. He has been a director of Coca-Cola Consolidated since March 1993 and is a member of the Retirement Benefits Committee.

CARL WARE, age 64, retired from The Coca-Cola Company in February 2003. Mr. Ware served as Executive Vice President, Public Affairs and Administration for The Coca-Cola Company, from January 2000 to February 2003. He served as President of the Africa Group of The Coca-Cola Company from January 1993 to January 2000. Mr. Ware has been a director of Coca-Cola Consolidated since February 2000. Mr. Ware is also a director of Chevron Corporation, a petroleum products company, and Cummins Inc., an engine manufacturer and distributor. Mr. Ware is a member of the Finance Committee.

DENNIS A. WICKER, age 55, has been a partner in the Raleigh, North Carolina office of the law firm of Helms Mulliss & Wicker, PLLC since 2001. He served as Lt. Governor of the State of North Carolina from 1993 to 2001. Mr. Wicker served as Chairman of North Carolina Community Colleges and as Chairman of North Carolina's Technology Council. Mr. Wicker also serves as a director of

First Bancorp, a bank holding company, and Air T, Inc, an air transportation services company. Mr. Wicker has been a director of Coca-Cola Consolidated since May 2001. Mr. Wicker serves as the Lead Independent Director and is the Chairman of the Compensation Committee and a member of the Executive Committee and Audit Committee.

J. Frank Harrison, III and Deborah S. Harrison are brother and sister. In accordance with the operating agreement of J. Frank Harrison Family, LLC and certain trusts for the benefit of certain relatives of the late J. Frank Harrison, Jr., Mr. Harrison, III intends to vote the shares of our stock owned or controlled by such entities for the election of Ms. Harrison to the Board of Directors.

Corporate Governance

The Board of Directors

The Board of Directors held four meetings during the fiscal year ended December 30, 2007. Each director attended at least 75% of all of the meetings of the Board of Directors and the Committees of the Board of Directors on which he or she served during fiscal year 2007. Absent extenuating circumstances, each of the members of the Board of Directors is required to attend the Annual Meeting in person. All of the then current members of the Board of Directors attended the 2007 Annual Meeting.

The full Board of Directors has determined that the following directors and nominees for director are "independent directors" within the meaning of the applicable listing standards of The NASDAQ Stock Market LLC ("Nasdaq"): H.W. McKay Belk, Sharon A. Decker, Ned R. McWherter, James H. Morgan, John W. Murrey, III and Dennis A. Wicker.

The Audit Committee

The Board of Directors has an Audit Committee whose current members are Messrs. Belk (Chairman), Morgan and Wicker and Ms. Decker. The primary purpose of the Audit Committee is to act on behalf of the Board of Directors in its oversight of all material aspects of our accounting and financial reporting processes, internal controls and audit functions, including our compliance with Section 404 of the Sarbanes-Oxley Act of 2002. The Audit Committee functions pursuant to a written charter adopted by the Board of Directors, a copy of which was attached to our proxy statement for our 2007 Annual Meeting of Stockholders. The Board of Directors has determined that Mr. Morgan is an "audit committee financial expert" within the meaning of the regulations of the Securities and Exchange Commission (the "SEC"), and that all of the members of the Audit Committee are "independent" within the meaning of the applicable Nasdaq listing standards. The Audit Committee met four times in fiscal year 2007. The formal report of the Audit Committee for fiscal year 2007 is set forth below under the caption *"Audit Committee Report."*

The Compensation Committee

The Board of Directors has a Compensation Committee whose current members are Messrs. Wicker (Chairman), Belk and McWherter. The Compensation Committee administers our compensation plans, reviews and establishes the compensation of our executive officers and makes recommendations to the Board of Directors concerning such compensation and related matters. The Compensation Committee does not function pursuant to a written charter. The Compensation Committee met two times in fiscal year 2007. The formal report of the Compensation Committee for fiscal year 2007 is set forth below under the caption *"Compensation Committee Report."*

For a description of the Compensation Committee's processes and procedures for the consideration and determination of executive compensation, see *"Executive Compensation—Compensation Discussion and Analysis"* below. The Compensation Committee also reviews, approves and recommends to the Board of Directors for approval the compensation of the members of the Board of Directors. In approving annual director compensation, the Compensation Committee considers recommendations of management and approves the recommendations with such modifications as the Committee deems appropriate. In 2007, management's recommendations were based on a Director Pay Study completed by Hewitt Associates. Hewitt Associates was retained by management and directed to provide an analysis of director compensation, which was compiled using a sample of regionally-based companies and published surveys. The Compensation Committee does not engage its own consultants.

Nominations of Directors

The Board of Directors does not have a standing Nominating Committee comprised solely of independent directors. The Board of Directors is not required to have such a committee because we qualify as a "controlled company" within the meaning of Rule 4350(c)(5) of the Nasdaq listing standards. We currently qualify as a controlled company because more than 50% of our voting power is controlled by our Chairman and Chief Executive Officer, J. Frank Harrison, III (the "Controlling Stockholder"). Rule 4350(c)(5) was adopted by Nasdaq in recognition of the fact that a majority stockholder may control the selection of directors and certain key decisions of a company by virtue of his or her ownership rights.

The Board of Directors has delegated to its Executive Committee the responsibility for identifying, evaluating and recommending director candidates to the Board of Directors, subject to the final approval of the Controlling Stockholder who is also a member of the Executive Committee. The current members of the Executive Committee are Messrs. Harrison (Chairman), Belk, Elmore and Wicker. Messrs. Belk and Wicker are independent directors within the meaning of the applicable Nasdaq rules. Messrs. Harrison and Elmore do not qualify as independent directors. The Executive Committee met one time in fiscal year 2007.

The Executive Committee does not function pursuant to a formal written charter. However, taking into consideration the fact that we are a controlled company and that all director candidates must be acceptable to the Controlling Stockholder, the Board of Directors has approved the following nomination and appointment process for the purpose of providing our constituencies with a voice in the identification of candidates for nomination and appointment.

In identifying potential director candidates, the Executive Committee may seek input from other directors, executive officers, employees, community leaders, business contacts, third-party search firms and any other sources deemed appropriate by the Executive Committee. The Executive Committee will also consider director candidates recommended by stockholders to stand for election at the next Annual Meeting, so long as such recommendations are submitted in accordance with the procedures described below under *"—Stockholder Recommendations of Director Candidates."* James H. Morgan, a nominee for election to the Board of Directors, was recommended to the Governance and Nominating Committee by the Chief Executive Officer.

In evaluating director candidates, the Executive Committee does not set specific, minimum qualifications that must be met by a director candidate. Rather, in evaluating candidates for recommendation to the Board of Directors, the Executive Committee considers the following factors in addition to any other factors deemed appropriate by the Executive Committee:

- whether the candidate is of the highest ethical character and shares the values of our company;
- whether the candidate's reputation, both personal and professional, is consistent with our image and reputation;
- whether the candidate possesses expertise or experience that will benefit us and is desirable given the current make-up of the Board of Directors;

- whether the candidate is "independent" as defined by the applicable Nasdaq listing standards and other applicable laws, rules or regulations regarding independence;
- whether the candidate is eligible to serve on the Audit Committee or other Board committees under the applicable Nasdaq listing standards and other applicable laws, rules or regulations;
- whether the candidate is eligible by reason of any legal or contractual requirements affecting us or our stockholders;
- whether the candidate is free from conflicts of interest that would interfere with the candidate's ability to perform the duties of a director or that would violate any applicable listing standard or other applicable law, rule or regulation;
- whether the candidate's service as an executive officer of another company or on the boards of directors of other companies would interfere with the candidate's ability to devote sufficient time to discharge his or her duties as a director; and
- if the candidate is an incumbent director, the director's overall service to our company during the director's term, including the number of meetings attended, the level of participation and the overall quality of performance of the director.

All director candidates, including candidates appropriately recommended by stockholders, are evaluated in accordance with the process described above. In all cases, however, the Executive Committee will not recommend any potential director candidate if such candidate is not acceptable to the Controlling Stockholder.

Stockholder Recommendations of Director Candidates

Stockholders who wish to recommend director candidates for consideration by the Executive Committee may do so by submitting a written recommendation to the Chairman of the Executive Committee c/o our Secretary at 4100 Coca-Cola Plaza, Charlotte, North Carolina 28211. Such recommendation must include sufficient biographical information concerning the director candidate, including a statement regarding the director candidate's qualifications. The Executive Committee may require such further information and obtain such further assurances concerning the director candidate as it deems reasonably necessary to the consideration of the candidate.

Recommendations by stockholders for director candidates to be considered for the 2009 Annual Meeting of Stockholders must be submitted by November 25, 2008. The submission of a recommendation by a stockholder in compliance with these procedures does not guarantee the selection of the stockholder's candidate or the inclusion of the candidate in our proxy statement; however, the Executive Committee will consider any such candidate in accordance with the procedures described above under the caption "*—Nominations of Directors.*"

Stockholder Communications with the Board of Directors

Stockholders may, at any time, communicate with any of our directors by sending a written communication to such director c/o our Secretary at 4100 Coca-Cola Plaza, Charlotte, North Carolina 28211. All communications received in accordance with these procedures will be reviewed by the Secretary and forwarded to the appropriate director or directors unless such communications are considered, in the reasonable judgment of the Secretary, to be improper for submission to the intended recipient. Examples of stockholder communications that would be considered improper for submission include communications that:

- do not relate to the business or affairs of our company or the functioning or constitution of the Board of Directors or any of its committees;

- relate to routine or insignificant matters that do not warrant the attention of the Board of Directors;
- are advertisements or other commercial solicitations;
- are frivolous or offensive; or
- are otherwise not appropriate for delivery to directors.

Compensation Committee Interlocks and Insider Participation

H.W. McKay Belk, Ned R. McWherter and Dennis A. Wicker served on the Compensation Committee in fiscal year 2007. None of the directors who served on the Compensation Committee in fiscal year 2007 has ever served as one of our officers or employees. During fiscal year 2007, none of our executive officers served as a director or member of the Compensation Committee (or other committee performing similar functions) of any other entity of which an executive officer served on our Board of Directors or Compensation Committee.

Compensation Committee Report

The Compensation Committee of the Board of Directors has reviewed and discussed the below section titled *"Executive Compensation—Compensation Discussion and Analysis"* with management, and, based on such review and discussions, recommended to the Board of Directors that the section be included in the Proxy Statement and the Annual Report on Form 10-K for the year ended December 30, 2007.

Submitted by the Compensation Committee of the Board of Directors.

Dennis A. Wicker, Chair
H. W. McKay Belk
Ned R. McWherter

Compensation Discussion and Analysis

The following is a discussion and analysis of the material elements of our compensation program as it relates to our Chief Executive Officer, our Chief Financial Officer for fiscal year 2007 and the other executive officers named in the Summary Compensation Table, which appears below. This discussion is intended to provide perspective to the tables and other narrative disclosures that follow it.

Executive Compensation Objectives. The objectives of our executive compensation program are to ensure that our executive officer compensation is:

- competitive to attract and retain the best officer talent;
- affordable and appropriately aligned with stockholder interests;
- fair, equitable and consistent as to each component of compensation;
- designed to motivate our executive officers to achieve our annual and long-term strategic goals and to reward performance based on the attainment of those goals;
- designed to appropriately take into account risk and reward in the context of our business environment and long-range business plans;
- designed to consider individual value and contribution to our success;
- reasonably balanced across types and purposes of compensation, particularly with respect to performance-based objectives and retention and retirement objectives;
- sensitive to, but not exclusively reliant upon, market benchmarks;
- reasonably sensitive to the needs of our executive officers, as those needs change over time; and
- flexible with regard to our succession planning objectives.

Executive Compensation Overview. We compensate our executive officers through a mix of base salaries, annual performance incentives, long-term performance incentives, long-term deferred compensation and retirement benefits, and other personal benefits and perquisites. We also provide our Chief Executive Officer with restricted stock.

In allocating compensation among these elements, we strive to maintain an appropriate balance between fixed and performance-based compensation and short-term and long-term compensation. We also attempt to maintain each element of compensation and total compensation at levels that enable us to remain competitive for executive talent.

Over the past several years, we have periodically reviewed our executive compensation program in light of our business environment, our annual and long-range business plans, our culture and values and applicable legal requirements. As part of these reviews, we engaged Hewitt Associates, a nationally recognized consulting firm, in 2005 and 2007, to complete studies of the compensation of our executive officers compared to the compensation of senior management at other companies selected based on revenue size and business industry segment. For 2007, the following companies were selected for comparison:

A.O. Smith Corporation	Graphic Packaging Corporation	Playtex Products, Inc.
Avery Dennison Corporation	Hansen Natural Corp.	Sauer-Danfoss Inc.
Bausch & Lomb Incorporated	The Hershey Company	The Scotts Miracle-Gro Company
Brady Corporation	Joy Global Inc.	The Sherwin-Williams Company
The Clorox Company	McCormick & Company, Inc.	Tupperware Corporation
Corn Products International Inc.	Milacron Inc.	UST Inc.
Cott Corp.	Molson Coors Brewing Company	Valmont Industries, Inc.
Del Monte Foods Company	National Beverage Corp.	W.W. Grainger, Inc.
ESCO Technologies	Neenah Paper, Inc.	Wm. Wrigley Jr. Company
Fortune Brands, Inc.	Packaging Corporation of America	Woodward Governor Company
Graco, Inc.		

We use the studies by Hewitt Associates and other publicly available compensation surveys and data to assess generally the competitiveness of our compensation program for executive officers, but we do not rely exclusively on survey data or attempt to maintain salaries or overall compensation at specific benchmarks or percentiles. Our decisions regarding compensation levels with respect to individual elements of compensation and total compensation are not based solely on objective criteria, but instead are based on our general experience and subjective consideration of various factors including, in addition to compensation studies and surveys, each executive officer's position and level of responsibility, individual job performance, contributions to our corporate performance, job tenure and potential.

Base Salaries. We provide our executive officers with base salaries to achieve our objectives of attracting and retaining the best officer talent and providing a reasonable balance between fixed and performance-based compensation. We strive to maintain executive base salaries at a level that will permit us to compete with other major companies for officers with comparable qualifications and abilities.

We establish salary levels for each executive officer position based on our review of competitive market data and the other factors referred to above. Based on the 2007 study by Hewitt Associates, the base salaries of our named executive officers, other than the Chief Executive Officer, were between the 50th and 75th percentiles of our comparator group of companies. The base salary of our Chief Executive Officer, Mr. Harrison, III, was at the 49th percentile of our comparator group. For 2007, we determined that the base salaries of our named executive officers, including the Chief Executive Officer, were within a reasonable range of base salaries for comparable executive talent. We also reviewed data from Hewitt Associates' *2007-2008 U.S. Salary Increase Survey* for a broad group of executive officers at comparable companies, which reflected a typical salary increase of 3.7% for 2007 and a projected salary increase of 3.8% for 2008.

Effective in February 2007, we increased the base salary of each of the named executive officers by 3.5%, except for Mr. Westphal's base salary, which was increased by 7.7%. Mr. Westphal's base salary was increased by a higher percentage due to increased levels of responsibility in connection with his 2005 promotion to Senior Vice President and Chief Financial Officer, our review of competitive market data and Mr. Westphal's individual performance and contributions to our company. Effective in September 2007, we increased Mr. Westphal's base salary by an additional 14.3% in connection with his promotion to Executive Vice President, Operations and Systems. Effective in July 2007, we increased Mr. Flint's base salary by an additional 10.9% in connection with his promotion to Vice Chairman of our company. The amounts of the mid-year base salary increases for Mr. Westphal and Mr. Flint were based on various factors, including our subjective judgment and review of competitive market data for executives with similar responsibilities at comparable companies. For 2008, we have increased the base salary of each of the named executive officers by 3.5%, except for Mr. Mayhall who retired as an executive officer in 2007.

The amount of base salary paid to each of the named executive officers during fiscal years 2006 and 2007 is shown in the Summary Compensation Table below.

Annual Performance Incentives. We provide our executive officers, including the named executive officers, with the ability to earn significant cash incentive awards through our Annual Bonus Plan based on performance objectives. We provide the Annual Bonus Plan to motivate our executive officers to achieve our annual strategic and financial goals, provide a reasonable balance between fixed and performance-based elements of compensation and attract and retain officer talent.

Under the Annual Bonus Plan, target incentive awards are computed by multiplying each executive officer's base salary by an assigned percentage of base salary and an indexed performance factor of 1.5. Base salary percentages are assigned based on our review of short-term incentive compensation data for comparable companies, each executive's level of responsibility, and the contribution to our corporate performance attributed to the executive's position. In February 2007, the Compensation Committee approved the following base salary percentages for the named executive officers: Mr. Harrison—100%, Mr. Elmore—100%, Mr. Flint—60%, Mr. Westphal—60% and Mr. Mayhall—50%.

In order to satisfy the requirements of Section 162(m) of the Internal Revenue Code that all "performance-based" compensation be determined in accordance with a pre-determined objective formula, the indexed performance factor is automatically fixed under the Annual Bonus Plan at a maximum level of 1.5 for each of the named executive officers, which can then be reduced at the discretion of the Compensation Committee. At the end of each fiscal year, it is the practice of the Compensation Committee to reduce the assigned indexed performance factor for each named executive officer to 1.0, except where the Committee determines based on subjective considerations that a named executive officer achieved exceptional individual performance during the fiscal year. This practice is designed to comply with the requirements of Section 162(m), and the reduction of a named executive officer's indexed performance factor is not a negative reflection on the officer's performance.

For fiscal year 2007, the indexed performance factor for each of the named executive officers was reduced to 1.0 by the Compensation Committee, except for Mr. Flint's. Mr. Flint's indexed performance factor was set at 1.25 in recognition of various contributions to our company including the contributions leading to his promotion to Vice Chairman.

Incentive award amounts paid under the Annual Bonus Plan are determined by multiplying the target incentive award amount by an overall goal achievement factor. The overall goal achievement factor is based on our achievement of pre-determined performance goals with respect to the following performance measures: revenue, earnings before interest and taxes and net debt reduction. Each of these performance measures relates to a key annual strategic goal under our current long-range plan.

In the first quarter of each year, the Compensation Committee assigns weights to each of the performance measures based on the perceived need to focus more or less on any particular objective in that year. The corporate performance goals and related weights are established after evaluating industry conditions and our prior year performance and specific objectives for the current year.

For fiscal year 2007, the Compensation Committee assigned the following weights and related threshold, target and maximum performance goals to the performance measures:

Performance Measure	*Assigned Weight*	*Threshold*	*Performance Goals* *Target*	*Maximum*
Revenue	20%	$1.4 billion	$1.48 billion	$1.55 billion
Earnings Before Interest and Taxes	50%	$75 million	$ 88 million	$ 91 million
Net Debt Reduction	30%	$18 million	$ 24 million	$ 30 million

With respect to each of the performance measures, the portion of each participant's annual incentive award related to that measure could range from 0% if we fail to achieve the threshold performance goal, to 100% if we achieve the target performance goal, to a maximum 130% if we achieve the maximum performance goal. For fiscal year 2007, the overall goal achievement factor was 96.5%.

For additional information regarding our Annual Bonus Plan and the amounts of cash incentive awards paid to each named executive officer for 2007, see the *"Non-Equity Incentive Plan Compensation"* column of the Summary Compensation Table, the Grants of Plan-Based Awards table, and *"—Summary of Compensation and Grants of Plan-Based Awards—Annual Bonus Plan"* below.

Long-Term Performance Incentives. In December 2006, the Compensation Committee approved a new Long-Term Performance Plan, which was approved by our stockholders at the 2007 Annual Meeting of Stockholders.

We adopted the Long-Term Performance Plan as a result of our review of our overall executive compensation program. Based on our review, we noted that the total compensation of our officers has been historically weighted in favor of longer-term fixed compensation, such as retirement benefits, and underweighted with respect to performance based compensation consistent with our long-term strategic plans and financial goals. As a result, we are providing the Long-Term Performance Plan to our executive officers to make a higher proportion of their total compensation dependent on the attainment of our long-term strategic goals.

Under the Long-Term Performance Plan, participants are eligible to receive cash incentive awards based on the achievement of long-term corporate or individual performance objectives that are pre-determined by the Compensation Committee. For each of the named executive officers, cash incentive awards may be based on the achievement of performance goals with respect to the following performance measures: (i) revenue, (ii) earnings per share, (iii) return on total assets, and (iv) debt/operating cash flow.

We have chosen these measures because they relate to key, long-term strategic goals within our long-term plan. Historically, we have not used equity as a significant element of compensation (other than with respect to our Chairman and Chief Executive Officer) due to the limited public float and trading volume of our Common Stock. As such, awards under the Long-Term Performance Plan are payable in cash, which is consistent with our historical practices with respect to our executive officers.

We did not grant awards under the Long-Term Performance Plan in 2007. In February 2008, the Compensation Committee approved the following target awards for the named executive officers, expressed as a percentage of their base salaries as of February 1, 2008: Mr. Elmore—85%, Mr. Flint—60% and Mr. Westphal—60%. The amounts of the target awards were determined based on our subjective consideration of various factors, including the 2007 compensation study provided by Hewitt Associates and our historical practices and culture. We did not grant a target award to Mr. Harrison as a result of his existing restricted stock award and the proposed performance unit award described below. Mr. Mayhall did not receive a grant because he retired as an executive officer in 2007.

Payouts under the Long-Term Performance Plan will be made in 2011 based on our achievement of certain performance goals for fiscal years 2008 through 2010. The Compensation Committee assigned the following weights and related threshold, target and maximum performance goals to the performance measures:

		Performance Goals		
Performance Measure	*Assigned Weight*	*Threshold*	*Target*	*Maximum*
Average Revenue	20%	$1.44 billion	$1.54 billion	$1.61 billion
Average Earnings Per Share	30%	$2.23	$2.53	$2.82
Average Return on Total Assets	20%	1.54	1.79	2.03
Average Debt/Operating Cash	30%	4.48	4.08	3.74

With respect to each of the performance measures, the portion of each participant's total payout related to that measure could range from 0% if we fail to achieve the threshold performance goal, to 100% if we achieve the target performance goal, to a maximum 150% if we achieve the maximum performance goal.

Restricted Stock. During 1999, Mr. Harrison received a restricted stock award of 200,000 shares of our Class B Common Stock. Under the award, 20,000 shares of restricted stock are subject to vesting each year over a 10-year period. The vesting of each annual installment is contingent upon our attainment of an overall goal achievement factor of at least 80% under the Annual Bonus Plan. The award also includes cash payments by us to Mr. Harrison for the reimbursement of income taxes related to the vesting of restricted stock.

The restricted stock award is intended to qualify as "performance-based compensation" under Section 162(m). The primary objective of the award is to make a significant portion of Mr. Harrison's compensation dependent on the achievement of the performance goals under the Annual Bonus Plan. The award was approved by our stockholders at the 1999 Annual Meeting of Stockholders. In fiscal year 2007, our stockholders approved an amendment to the award for the purpose of continuing to have performance measures under the award aligned with those under our Annual Bonus Plan.

In accordance with the terms of the award, 20,000 shares vested, effective December 31, 2007, based on the determination of the Compensation Committee that at least 80% of the overall goal achievement factor had been obtained under the Annual Bonus Plan for fiscal year 2007. The dollar amount realized upon the vesting of the shares was $1,177,600, based on the closing price of our Common Stock ($58.88) on December 31, 2007. In addition, Mr. Harrison received $877,548 for the reimbursement of income taxes related to the vesting of the shares. For additional information regarding the restricted stock award, see *"—Summary of Compensation and Grants of Plan-Based Awards—Restricted Stock Award Agreement"* below.

Performance Units. On February 27, 2008, the Compensation Committee approved, subject to stockholder approval, an award of 400,000 performance units to Mr. Harrison. For additional information regarding the proposed award, see *"—Proposal 2: Approval of Performance Unit Award Agreement"* below. We are proposing this award (i) to replace Mr. Harrison's existing restricted stock award, which is expiring in 2008; (ii) to maintain Mr. Harrison's total compensation and the percentage of his total compensation that is performance-based at competitive levels, based on the 2007 study by Hewitt Associates; and (iii) to provide an incentive to Mr. Harrison to remain with our company until 2019. Based on the studies by Hewitt Associates, we believe the award will place Mr. Harrison's total compensation at approximately the 60th percentile compared to similarly situated executives.

Each of the performance units will represent the right to receive one share of our Class B Common Stock, $1.00 par value, and will vest in annual increments over a ten year period, subject to and in accordance with the terms and conditions of the Award Agreement, including the achievement of certain performance goals. We elected to make the award payable in Class B

Common Stock (i) in recognition of our historical practices with respect to Mr. Harrison's compensation, (ii) due to Mr. Harrison's unique position within our company and the Coca-Cola system, (iii) to enhance our flexibility to make acquisitions with stock without impairing our favorable ownership and control structure, (iv) to further align Mr. Harrison's interests with those of our stockholders, and (v) because providing the award in equity is favorable to our company from a cash flow perspective.

Deferred Compensation. We provide certain key executives, including the named executive officers, with a Supplemental Savings Incentive Plan. The Supplemental Savings Incentive Plan is a nonqualified defined contribution plan under which participants may elect to defer a portion of their annual salary and bonus. We match 50% of the first 6% of salary (excluding bonus) deferred and may also make additional discretionary contributions to the participants' accounts. During 2006, 2007 and 2008, we have also agreed to make transition contributions as described below.

We provide the Supplemental Savings Incentive Plan to our executive officers in order to attract and retain the best officer talent and to promote a long-term perspective for our key officers. Prior to 2006, participants in the plan could elect to receive a fixed annual return of up to 13% on the balances in their plan accounts, which provided participants with an above market rate of return and resulted in a long-term fixed liability for us that was not contingent on our corporate performance or success. As discussed above, we have determined that the total compensation of our executive officers is weighted in favor of longer-term fixed benefits, such as the fixed annual return option in the Supplemental Savings Incentive Plan, and underweighted with respect to long-term performance based compensation consistent with our long-term strategic objectives. As a result, we adopted amendments to the Supplemental Savings Incentive Plan in fiscal year 2005, including amendments that:

- eliminated the option to receive a fixed rate of return under the plan for salary deferrals and company contributions made after 2005; and
- require us to make transition contributions to participants' accounts during 2006, 2007 and 2008 ranging from 10% to 40% of a participant's annual salary (excluding bonuses), with contributions above the 10% level subject to our overall goal achievement factor under the Annual Bonus Plan (as described above under *"—Compensation Discussion and Analysis—Annual Performance Incentives"*).

Balances with respect to transition contributions are deemed invested in investment choices similar to the choices available in our 401(k) Savings Plan.

For fiscal year 2007, we made transition contributions to the named executive officers equal to 20% of their salaries, based on an overall goal achievement factor of 96.5%. For additional information regarding the Supplemental Savings Incentive Plan, including our total contributions to, and the aggregate earnings on, the named executive officers' accounts under the plan, see *"—Deferred Compensation"* below.

Retirement Plans. We maintain an Officer Retention Plan, which is a supplemental defined benefit retirement plan, for certain key executive officers including the named executive officers. Under this plan, the participants' benefits increase each year pursuant to a pre-determined schedule that is based on the participants' position and level of responsibility within our company, performance, and job tenure. Historically, we have emphasized retention as a key objective of our compensation program, and the Officer Retention Plan was implemented for the purpose of attracting and retaining the best officer talent until retirement and to promote a long-term perspective for our key executives. In addition, the Officer Retention Plan has been provided in recognition of our historical practice of not using equity as a significant component of compensation (other than with respect to our Chairman and Chief Executive Officer).

For additional information regarding the Officer Retention Plan, including the present values of the named executive officer's accumulated benefits under the Officer Retention Plan, see the *"Change in Pension Value and Nonqualified Deferred Compensation Earnings"* column of the Summary Compensation Table, *"Retirement Plans—Officer Retention Plan"* and the Pension Benefits for Fiscal Year 2007 table below.

We also maintain a traditional defined benefit pension plan. Effective as of June 30, 2006, no new participants may become eligible to participate in the plan and the benefits under the plan for existing participants, including the named executive officers, were frozen. See *"—Retirement Plans — Pension Plan"* below for additional information regarding the pension plan. In connection with the freeze of the benefits under the pension plan, we amended our 401(k) Savings Plan effective January 1, 2007 to increase our matching contribution under the 401(k) Savings Plan. The amendment to the 401(k) Savings Plan will provide for fully vested matching contributions equal to one hundred percent of a participant's elective deferrals to the 401(k) Savings Plan up to a maximum of 5% of a participant's eligible compensation.

Severance and Change in Control Arrangements. Our senior executives, including the named executive officers, do not have employment agreements, but we have agreed to provide them with certain payments in connection with their severance from employment or a change in control of our company. With respect to severance, including termination without cause or voluntary termination or termination resulting from death or total disability, each executive's benefits are limited to the benefits payable under our Annual Bonus Plan, Long-Term Performance Plan, 401(k) plan, frozen pension plan, Supplemental Savings Incentive Plan and Officer Retention Plan.

We provide our senior executive officers with change in control benefits because we believe it is important to provide them with certain assurances in the event of a change in control and we believe these benefits better align their interests with those of our stockholders. In the event of a change in control, our executive officers would face a substantially greater risk of termination than our average salaried employees. In addition, we believe that change in control benefits should reduce any reluctance by our senior management to pursue potential change in control transactions that may be in the best interests of our stockholders.

For additional information regarding our severance and change in control arrangements, see *"—Potential Payments Upon Termination or Change in Control"* below.

Perquisites and Other Benefits. We provide our executive officers, including the named executive officers, with perquisites and personal benefits that we believe are reasonable, competitive and consistent with the objectives of our compensation program of attracting and retaining the best officer talent. The primary perquisites and personal benefits provided to our named executive officers are personal financial planning and tax services, country club initiation fees and dues, individual and excess group life insurance premiums, income tax reimbursements and personal use of company aircraft.

We provide financial planning and tax services because we believe that good financial planning by experts reduces the amount of time and attention that senior management must spend on that need and maximizes the net financial reward to the employee of the compensation provided by us. We provide country club initiation fees and dues because we want to provide senior management with an appropriate forum for entertaining customers and interacting with the community. We pay life insurance premiums on policies that were purchased to replace certain terminated split-dollar life insurance arrangements. For certain elements of compensation, we provide income tax reimbursements in order to provide the full benefit of the compensation.

For security reasons, our Board of Directors requires Mr. Harrison, our Chairman and Chief Executive Officer, to use our corporate aircraft whenever reasonable or feasible for both business and personal purposes. Upon prior approval of the Chairman and Chief Executive Officer, the other named executive officers are also permitted to use our corporate aircraft for personal purposes subject to the oversight of the Compensation Committee and Board of Directors.

The executive officers, including the named executive officers, also participate in other benefit plans on the same terms as other employees. These benefits include the 401(k) Savings Plan, medical and dental insurance, vision insurance and long-term disability insurance.

Impact of Accounting and Tax Treatments of Executive Compensation. We consider the accounting and tax effects of various compensation elements when designing our incentive and equity compensation plans.

Under Section 162(m) of the Internal Revenue Code of 1986, a public company is generally not entitled to deduct non-performance-based compensation paid to a named executive officer for federal income tax purposes to the extent such compensation in any year exceeds $1 million. Special rules apply for "performance based" compensation, including the pre-approval of performance goals applicable to that compensation. In this regard, we have designed our Annual Bonus Plan, the Long-Term Performance Plan and the restricted stock award to our Chairman and Chief Executive Officer to maximize the deductibility of compensation paid to our executive officers. However, in order to maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Compensation Committee has not adopted a policy that all compensation must be deductible for federal income tax purposes.

Process for Determining Executive Compensation. The Compensation Committee of our Board of Directors administers our compensation plans, reviews and approves executive compensation and makes recommendations to the Board concerning executive compensation and related matters. In the fourth quarter of each year, the Committee conducts an annual review of each executive officer's compensation, including each named executive officer's compensation. As part of this review, management submits recommendations to the Committee based on annual performance evaluations and an annual review of executive compensation conducted by management. In conducting its annual compensation review for 2007, management engaged Hewitt Associates to conduct a study of the compensation of our executive officers compared to the compensation of senior management at other companies selected based on revenue size and business industry segment as described above. The Compensation Committee does not engage its own compensation consultants. Following a review of management's recommendations, the Committee approves the recommendations for the executive officers, with such modifications as the Committee deems appropriate. The Committee may also adjust compensation for specific individuals at other times during the year when there are significant changes in responsibilities or under other circumstances that the Committee considers appropriate.

Summary of Compensation and Grants of Plan-Based Awards

The following table sets forth certain compensation information for the fiscal years ended December 30, 2007 and December 31, 2006 concerning our Chief Executive Officer, our Chief Financial Officer during fiscal year 2007, and our three other most highly compensated executive officers. We refer to the individuals listed in the following table as the "named executive officers."

Summary Compensation Table

Name and Principal Position	*Year*	*Salary ($)(1)*	*Stock Awards ($)*	*Non-Equity Incentive Plan Compensation ($)(2)*	*Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3)*	*All Other Compensation ($)*	*Total ($)*
J. Frank Harrison, III	2007	$785,034	$1,170,600(5)	$759,698	$800,771	$1,710,619(6)	$5,226,722
Chairman of the Board of Directors and Chief Executive Officer(4)	2006	758,487	929,000(5)	711,189	806,835	1,806,341	5,011,853
William B. Elmore	2007	638,532	—	617,925	645,509	240,196(7)	2,142,162
President and Chief Operating Officer(4)	2006	616,940	—	578,469	672,956	131,357	1,999,722
Henry W. Flint	2007	450,538	—	326,950	294,948	145,067(8)	1,217,503
Vice Chairman of the Board of Directors(4)	2006	412,833	—	232,254	311,059	100,755	1,056,901
Steven D. Westphal	2007	364,583	—	212,300	283,573	110,643(10)	971,099
Executive Vice President, Operations and Systems(9)	2006	320,833	—	151,938	205,554	95,581	773,906
C. Ray Mayhall, Jr. Senior Vice President, Sales (11)	2007	310,356	—	150,170	276,829	110,727(12)	848,082

(1) The amounts shown in this column for fiscal years 2007 and 2006 include aggregate amounts deferred at the election of the named executive officer under our 401(k) Savings Plan and Supplemental Savings Incentive Plan.

(2) The amounts shown in this column represent cash incentive awards earned in 2007 and 2006 under our Annual Bonus Plan. See *"—Summary of Compensation and Grants of Plan-Based Awards—Annual Bonus Plan"* below.

(3) The amounts shown in this column for fiscal year 2007 are set forth below:

	Mr. Harrison	*Mr. Elmore*	*Mr. Flint*	*Mr. Westphal*	*Mr. Mayhall*
Aggregate change in actuarial present value of accumulated benefit under Pension Plan	$ (14,680)	$ (10,589)	$ (1,376)	$ (9,080)	$ 588
Aggregate change in actuarial present value of accumulated benefit under Officer Retention Plan	770,980	569,298	292,929	269,444	244,156
Portion of interest accrued under the Supplemental Savings Incentive Plan on deferred compensation above 120% of the applicable federal long-term rate	44,471	86,800	3,395	23,209	32,085
Totals	$800,771	$645,509	$294,948	$283,573	$276,829

The amounts shown in this column for fiscal year 2006 are set forth in our proxy statement for the 2007 Annual Meeting of Stockholders.

(4) Messrs. Harrison, Elmore and Flint are each members of the Board of Directors but do not receive compensation for their services on the Board.

(5) These amounts represent the dollar amounts recognized by us for financial statement reporting purposes for fiscal years 2007 and 2006 with respect to Mr. Harrison's restricted stock award. See "*—Summary of Compensation and Grants of Plan-Based Awards—Restricted Stock Award Agreement*" below. The amounts were computed in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), except that any estimates of forfeitures in accordance with FAS 123R have been disregarded. For additional information regarding the assumptions made in calculating the amount, see pages 73 to 75 of our Annual Report on Form 10-K for the fiscal year ended December 30, 2007 and pages 77 to 79 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2006. There were no forfeitures of stock awards for fiscal years 2007 or 2006.

(6) For Mr. Harrison, this amount includes (a) our contributions to the Supplemental Savings Incentive Plan—$177,903, (b) our contributions to the 401(k) Savings Plan—$11,250, (c) individual life insurance premiums paid by us—$222,704 and (d) income tax reimbursements—$1,127,464. This amount also includes amounts attributable to the following perquisites and personal benefits: country club dues, personal use of company aircraft, wellness credit and personal financial planning and tax services. The amount attributable to Mr. Harrison's personal use of company aircraft is $148,758, which was calculated based on the aggregate incremental cost to our company. The incremental cost of the personal use of company aircraft is calculated based on the average cost of fuel, crew travel, on board catering, trip-related maintenance, landing fees and trip-related hanger and parking costs and other similar variable costs. Fixed costs that do not change based on usage, such as pilot salaries, home hanger expenses and general taxes and insurance are excluded from the incremental cost calculation.

(7) For Mr. Elmore, this amount includes (a) our contributions to the Supplemental Savings Incentive Plan—$144,703, (b) our contributions to the 401(k) Savings Plan—$11,250, (c) individual life insurance premiums paid by us—$12,502 and (d) income tax reimbursements—$36,877. This amount also includes amounts attributable to the following perquisites and personal benefits: country club initiation fees and dues, wellness credit and personal financial planning and tax services. The amount attributable to the country club initiation fees and dues is $28,640, which was calculated based on the actual amount paid by us on behalf of Mr. Elmore.

(8) For Mr. Flint, the amount includes (a) our contributions to the Supplemental Savings Incentive Plan—$99,853, (b) our contributions to the 401(k) Savings Plan—$11,036 and (c) income tax reimbursements—$14,944. This amount also includes amounts attributable to the following perquisites and personal benefits: country club dues, personal use of company aircraft, wellness credit and personal financial planning and tax services.

(9) Mr. Westphal served as our Senior Vice President and Chief Financial Officer for all of fiscal year 2007. Mr. Westphal was promoted to the position of Executive Vice President, Operations and Systems in 2007 and was succeeded as our Chief Financial Officer by James E. Harris, effective January 25, 2008. For information regarding Mr. Harris' initial compensation arrangements with the Company, see the Current Report on Form 8-K filed by us on December 20, 2007.

(10) For Mr. Westphal, this amount includes our contributions to the Supplemental Savings Incentive Plan of $70,365 and (b) our contributions to the 401(k) Savings Plan—$11,250.

(11) Effective December 31, 2007, Mr. Mayhall retired from his position as an executive officer of our company.

(12) For Mr. Mayhall, this amount includes our contributions to the Supplemental Savings Incentive Plan of $70,332, (b) our contributions to the 401(k) Savings Plan—$10,979 and (c) income tax reimbursements—$12,173. This amount also includes amounts attributable to the following perquisites and personal benefits: country club dues, wellness credit and personal financial planning and tax services.

The following table sets forth certain information concerning grants of plan-based awards to our named executive officers in fiscal year 2007.

Grants of Plan-Based Awards
Fiscal Year 2007

Name	Grant Date	Date of Initial Board Action	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1) Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards(2) Threshold (#)	Target (#)	Maximum (#)	Grant Date Fair Value of Stock and Option Awards ($)
J. Frank Harrison, III	2/28/2007	12/2/1998	—	—	—	20,000	20,000	20,000	$1,170,600(3)
	N/A	N/A	$393,626	$787,252	$1,023,428	—	—	—	—
William B. Elmore	N/A	N/A	320,169	640,337	832,438	—	—	—	—
Henry W. Flint	N/A	N/A	135,523	271,046	352,360	—	—	—	—
Steven D. Westphal	N/A	N/A	110,000	220,000	286,000	—	—	—	—
C. Ray Mayhall, Jr.	N/A	N/A	77,809	155,617	202,302	—	—	—	—

(1) The amounts shown in these columns reflect the threshold, target and maximum cash incentive awards assigned to the named executive officers under the Annual Bonus Plan assuming an Indexed Performance Factor of 1.0. See *"—Summary of Compensation and Grants of Plan-Based Awards—Annual Bonus Plan"* below for additional information.

(2) These columns reflect information regarding Mr. Harrison's restricted stock award. See *"—Summary of Compensation and Grants of Plan-Based Awards—Restricted Stock Award Agreement"* below for additional information.

(3) This amount represents the grant date fair market value of Mr. Harrison's restricted stock award for fiscal year 2007 computed in accordance with FAS 123R. For additional information regarding the assumptions made in the valuation of this award, see pages 73 to 75 of the Annual Report on Form 10-K for the fiscal year ended December 30, 2007. Also see *"—Summary of Compensation and Grants of Plan-Based Awards—Restricted Stock Award Agreement"* below for additional information.

The following is a summary of certain compensation agreements that we have with, and certain plans that we maintain for, our executive officers, including the named executive officers, and other material information necessary to an understanding of the Summary Compensation Table and Grants of Plan-Based Awards table above.

Annual Bonus Plan. We maintain an annual non-equity incentive plan for our executive officers, including the named executive officers (the "Annual Bonus Plan"). The total cash bonus that may be awarded to each participant in the Annual Bonus Plan is determined by multiplying such participant's base salary by three factors: (1) the participant's Approved Bonus Percentage Factor; (2) the participant's Indexed Performance Factor; and (3) an Overall Goal Achievement Factor.

The "Approved Bonus Percentage Factor" for each participant is determined by the participant's position with our company and is based upon the relative responsibility and contribution to our performance attributed to such position. The maximum Approved Bonus Percentage factor for any participant is 100% of base salary. In the first quarter of 2007, the Compensation Committee assigned the following Approved Bonus Percentage Factors to the named executive officers: Mr. Harrison—100%; Mr. Elmore—100%; Mr. Flint—60%; Mr. Westphal—60% and Mr. Mayhall—50%.

The "Indexed Performance Factor" for each participant is determined based on each participant's individual performance during the fiscal year, as evaluated by, and at the discretion of, the Compensation Committee after the conclusion of the fiscal year. In order to satisfy the requirements of Section 162(m) of the Internal Revenue Code that all "performance-based" compensation be determined in accordance with a pre-determined objective formula, the

Indexed Performance Factor is fixed at 1.5 for all participants who are "covered employees" under Section 162(m), which includes each of the named executive officers.

The "Overall Goal Achievement Factor" for each participant is determined for each fiscal year by our performance in relation to our annual goals established by the Compensation Committee for three selected performance measures. These measures are (1) revenue, (2) earnings before interest and taxes; and (3) net debt reduction.

Based on the Approved Bonus Percentage Factors and Indexed Performance Factors assigned for fiscal year 2007, each of the named executive officers was assigned a target incentive award under the 2007 Annual Bonus Plan equal to the amount reflected in the "*Estimated Possible Payouts Under Non-Equity Incentive Plan Awards—Target*" column of the Grants of Plan-Based Awards table above. For fiscal year 2007, the Compensation Committee assigned the following weights and related threshold, target and maximum performance goals to the performance measures:

		Performance Goals		
Performance Measure	*Assigned Weight*	*Threshold*	*Target*	*Maximum*
Revenue	20%	$1.40 billion	$1.48 billion	$1.55 billion
Earnings Before Interest and Taxes(1)	50%	$ 75 million	$ 88 million	$ 91 million
Net Debt Reduction(2)(3)	30%	$ 18 million	$ 24 million	$ 30 million

(1) "Earnings Before Interest and Taxes" is defined as income from operations determined on a consolidated basis in accordance with generally accepted accounting principles.

(2) "Net Debt" is defined as the obligations of our company and its subsidiaries under long-term and capital leases (including any current maturities), less cash, short-term investments and marketable securities, all determined on a consolidated basis in accordance with generally accepted accounting principles.

(3) "Net Debt Reduction" is defined as the change in Net Debt from the beginning of the fiscal year to the end of the fiscal year.

Although the Annual Bonus Plan enables the Compensation Committee to calculate incentive awards derived from objective factors, the Compensation Committee has absolute discretion to decrease or eliminate awards under the plan, by reducing assigned Indexed Performance Factors or otherwise. After the end of each fiscal year, it is the practice of the Compensation Committee to reduce the Indexed Performance Factor for each named executive officer to 1.0, except where the Committee determines based on subjective considerations that a named executive officer achieved exceptional individual performance during the fiscal year. As a result, the above Grants of Plan Based Awards Table reflects the threshold, target and maximum performance goals for 2007 assuming an Indexed Performance Factor of 1.0 for each of the named executive officers.

In determining the level of performance achieved with respect to each performance measure, the Compensation Committee makes adjustments necessary to assure that each performance measure reflects our normalized operating performance in the ordinary course of business. Accordingly, the Committee will exclude from its determinations each of the following items, unless the item is included in the budgets for the fiscal year approved by the Board of Directors: (1) any gains or losses from the sales of assets outside the ordinary course of business; (2) any gains or losses from discontinued operations; (3) any extraordinary gains or losses; (4) the effects of accounting changes; (5) any unusual, nonrecurring, transition, one-time or similar items or charges; (6) the effect of the acquisition of any business, equity interest or other investment interest (other than cash equivalents in the ordinary course of business), the issuance of equity interests, and the sale of franchise territories; and (7) any other unbudgeted item or group of related items outside the ordinary course of business which, for any one item or group of related items, is greater than $100,000. The Committee also has the discretion to include any of the above items in determining the level of performance achieved with respect to each performance measure, but only to the extent the exercise of such discretion would reduce the amount of any award otherwise payable under the Annual Bonus Plan.

The amounts paid to each named executive officer under the Annual Bonus Plan with respect to fiscal year 2007 are reflected in the *"Non-Equity Incentive Plan Compensation"* column of the Summary Compensation Table above.

Restricted Stock Award Agreement. On December 2, 1998, the Board of Directors, upon recommendation of the Compensation Committee, approved a restricted stock award for Mr. Harrison consisting of 200,000 shares of our Class B Common Stock. The award was granted pursuant to the terms of a Restricted Stock Award Agreement, which was approved by our stockholders on May 12, 1999. Under the Restricted Stock Award Agreement, 20,000 shares of restricted stock are subject to vesting each year, beginning on the first day of our fiscal year 2000 and ending on the first day of our fiscal year 2009. We are also required to reimburse Mr. Harrison for any federal or state income taxes payable on the award.

The vesting of each 20,000 share increment is conditioned upon (i) Mr. Harrison's continued employment as of January 4 of the year in which such increment vests and (ii) our achievement of at least 80% of the Overall Goal Achievement Factor for each fiscal year, as determined under our Annual Bonus Plan. The Compensation Committee establishes annual goals and weightage factors under the Annual Bonus Plan in February of each year. As such, each annual 20,000 share increment under the Restricted Stock Award Agreement has an independent performance requirement and is considered to have its own service inception date, grant date fair value and requisite service period. For fiscal year 2007, the Annual Bonus Plan targets for 2007 were approved by the Compensation Committee on February 28, 2007.

Any 20,000 share increment that does not vest is deemed forfeited. Prior to the vesting of the restricted shares, Mr. Harrison does not have the right to vote the shares or receive dividends with respect to the shares.

Outstanding Equity Awards

The following table sets forth certain information with respect to our outstanding equity award at December 30, 2007 with respect to the named executive officers.

Outstanding Equity Award at 2007 Fiscal Year-End

Name	*Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)*	*Equity Incentive Plan Awards; Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)*
J. Frank Harrison, III	40,000(1)	$2,374,800(2)

(1) Reflects the unvested portion of Class B Common Stock under Mr. Harrison's restricted stock award. See *"—Summary of Compensation and Grants of Plan-Based Awards—Restricted Stock Award Agreement"* for additional information. As of December 30, 2007, a total of 140,000 shares had vested with respect to fiscal year 2000 through fiscal year 2006 and 20,000 shares had failed to vest with respect to fiscal year 1999. As of December 30, 2007, there were 40,000 remaining shares of Class B Common Stock subject to vesting based on our performance during fiscal years 2007 through 2008.

On December 31, 2007, an additional 20,000 shares of our Class B Common Stock vested based on our performance in 2007. Accordingly, as of March 14, 2008, there were 20,000 remaining shares of Class B Common Stock subject to vesting under the award based on our performance during fiscal year 2008.

(2) This amount is based on the closing price of our Common Stock ($59.37) on December 28, 2007, the last trading day of fiscal year 2007.

Option Exercises and Stock Vested

The following table sets forth certain information with respect to stock vested during the fiscal year ended December 30, 2007 with respect to the named executive officers.

Option Exercises and Stock Vested Fiscal Year 2007

Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
J. Frank Harrison, III—Restricted Stock Award	20,000(1)	$1,368,600(2)

(1) This amount reflects the number of shares of Class B Common Stock acquired upon vesting in fiscal year 2007 under Mr. Harrison's restricted stock award. See *"—Summary of Compensation and Grants of Plan-Based Awards—Restricted Stock Award Agreement"* for additional information.

(2) This amount reflects the number of shares acquired upon vesting on January 1, 2007 multiplied by the market value of our Common Stock ($68.43) on December 29, 2006.

Retirement Plans

Until June 30, 2006, we maintained a traditional, tax-qualified pension plan (the "Pension Plan") for the majority of our non-union employees, including the named executive officers. Subsequent to June 30, 2006, no new participants have been added to the plan and the benefits under the plan for existing participants were frozen. We also maintain a supplemental nonqualified retirement plan (the "Officer Retention Plan") for certain key executives, including the named executive officers. The following table sets forth certain information regarding the Pension Plan and Officer Retention Plan for fiscal year 2007.

Pension Benefits for Fiscal Year 2007

Name	Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($)(2)	Payments During Last Fiscal Year ($)
J. Frank Harrison, III	Pension Plan	30	$ 408,678	—
	Officer Retention Plan	17	7,657,238	—
William B. Elmore	Pension Plan	22	260,864	—
	Officer Retention Plan	11	3,445,615	—
Henry W. Flint	Pension Plan	3	40,320	—
	Officer Retention Plan	4	949,495	—
Steven D. Westphal	Pension Plan	20	249,992	—
	Officer Retention Plan	7	844,444	—
C. Ray Mayhall, Jr.	Pension Plan	18	370,210	—
	Officer Retention Plan	11	2,000,000	—

(1) The amounts presented in this column represent the actual number of years the officer has been a participant in each plan. None of the named executive officers have been given credit under the plans for years of service in addition to their actual years of service.

(2) The amounts presented in this column reflect the present value of each named executive officer's accumulated benefits under the plans. See pages 75 to 82 of our Annual Report on Form 10-K for the fiscal year ended December 30, 2007 for a description of the valuation method and material assumptions applied in quantifying the actuarial present values of the accrued benefits under the Pension Plan. The present value of each named executive officer's accumulated benefits under the Officer Retention Plan is determined in accordance with the terms of the Officer Retention Plan, as discussed below.

Pension Plan. The Pension Plan is a traditional, tax-qualified defined benefit plan. The benefits under the plan were frozen on June 30, 2006, and subsequent to that date no additional employees may become participants in the plan and there will be no further accrual of benefits under the plan. As of June 30, 2006, all employees, including the named executive officers, became fully vested in their accrued benefits under the plan.

Each participant's accrued benefit is determined based on the participant's "average compensation," which is defined under the plan as the average annual compensation for the highest five consecutive years between the participant's initial date of employment and December 31, 2005 or, if a participant completed less than five years of service as of December 31, 2005, the participant's average annual compensation prior to December 31, 2005. Because the plan is a tax-qualified pension plan, the maximum amount of average compensation under the terms of the plan was $225,000 in 2007. As of December 30, 2007, each of the named executive officers has the maximum average compensation of $225,000 for purposes of the plan and an accrued benefit equal to the amount reflected in the above table under *"Present Value of Accumulated Benefit."*

Participants may retire at or after age 65 and receive their full benefit under the plan. Participants may also retire at age 55 with 10 years of service and receive a reduced retirement benefit.

Benefits are payable as a single life annuity or as a 50% joint and survivor annuity over the life of the participant and spouse unless an optional form of payment is elected. Available optional forms of payment are an annuity payable in equal monthly payments for 10 years and thereafter for life, or a 100% joint and survivor annuity over the lives of the participant and spouse or other beneficiary. Benefits of $5,000 or less may be distributed in a lump sum. If a participant dies before the participant begins to receive retirement benefits, any vested interest in the participant's accrued benefit will be payable to the participant's surviving spouse.

Officer Retention Plan. The Internal Revenue Code limits the amounts of compensation that may be considered and the annual benefits that may be provided under the Pension Plan. As such, we maintain the Officer Retention Plan, which is a supplemental nonqualified defined benefit plan, to provide certain of our key executives, including the named executive officers, with retirement benefits in excess of IRS limitations as well as additional supplemental benefits.

Under the Officer Retention Plan, eligible participants, including the named executive officers, are entitled to the full amount of their accrued benefit under the plan upon reaching age 60, the normal retirement age under the plan. The amount of each participant's normal retirement benefit is determined based on the participant's position and level of responsibility, performance, and job tenure, and is specified in the participant's individual agreement under the Officer Retention Plan.

Plan benefits are paid in the form of equal monthly installments over 10, 15 or 20 years, as elected by the participant at the time the participant first becomes eligible to participate in the Officer Retention Plan. If the participant fails to make an election, plan benefits are paid in equal monthly installments over 20 years. The monthly installment payment amount is computed using an 8% discount rate using simple interest compounded monthly.

The plan does not provide an early retirement benefit, but participants are eligible under certain circumstances to receive a benefit based on the vested accrued benefit upon death, total disability or severance. Participants are also eligible under certain circumstances to receive a benefit, upon a change in control occurring before age 60. For more information regarding the benefits payable upon death, total disability, severance or a change in control, see *"—Potential Payments Upon Termination or Change in Control"* below.

As of December 30, 2007, the estimated annual retirement benefit payable at age 60 for each of the named executive officers was as follows: Mr. Harrison—$1,624,960 for 15 years; Mr. Elmore—$1,150,617 for 10 years; Mr. Flint—$338,252 for 15 years; Mr. Westphal—$431,481 for 10 years and Mr. Mayhall—$225,501 for 15 years.

Deferred Compensation

Supplemental Savings Incentive Plan. We maintain a nonqualified deferred compensation plan (the "Supplemental Savings Incentive Plan") for certain of our key executives, including the named executive officers. The following table sets forth information regarding the named executive officers' individual accounts and benefits under the Supplemental Savings Incentive Plan for fiscal year 2007.

Nonqualified Deferred Compensation for Fiscal Year 2007

Name	*Executive Contribution in Fiscal Year 2007 ($)(1)*	*Company Contributions in Fiscal Year 2007 ($)(2)*	*Aggregate Earnings in Fiscal Year 2007 ($)(3)*	*Aggregate Withdrawals/ Distributions ($)*	*Aggregate Balance at December 30, 2007 ($)(4)*
J. Frank Harrison, III . .	$47,102	$177,903	$248,505	—	$2,437,009
William B. Elmore	38,312	144,703	413,185	—	4,304,923
Henry W. Flint	85,096	99,853	18,000	—	424,946
Steven D. Westphal . . .	3,646	70,365	129,537	—	1,211,587
C. Ray Mayhall, Jr.	18,621	70,332	222,190	—	2,097,342

(1) All amounts reflected in this column are also reported in the *"Salary"* column of the Summary Compensation Table.

(2) All amounts reflected in this column are also reported in the *"All Other Compensation"* column of the Summary Compensation Table.

(3) Of the amounts reported in this column, the following amounts are reported as above-market earnings on deferred compensation in the *"Change in Pension Value and Nonqualified Deferred Compensation Earnings"* column of the Summary Compensation Table: Mr. Harrison—$44,471, Mr. Elmore—$86,800, Mr. Flint—$3,395, Mr. Westphal—$23,209 and Mr. Mayhall—$32,085.

(4) Of the amounts reported in this column, the following amounts have been reported in the Summary Compensation Tables of our proxy statements for previous years: Mr. Harrison—$1,187,922, Mr. Elmore—$1,843,304, Mr. Flint—$217,859, Mr. Westphal—$218,107 and Mr. Mayhall—$311,442.

Participants in the Supplemental Savings Incentive Plan may elect to defer up to 50% of their annual salary and 100% of their annual bonus. At the time of deferral, the participant also elects the payment timing and method for such deferrals and any related matching contributions.

Prior to 2006, we matched 30% of the first 6% of salary (excluding bonus) deferred. Beginning in 2006, we are required to match 50% of the first 6% of salary (excluding bonus) deferred. We may also make discretionary contributions to participants' accounts, which may be intended to offset the reductions in maximum benefits payable under the plan or other qualified plans that we sponsor. For 2006, 2007 and 2008, we are also required to make additional contributions, which we refer to as "transition contributions," based on our Overall Goal Achievement Factor under the Annual Bonus Plan, as described under *"—Summary of Compensation and Grants of Plan-Based Awards—Annual Bonus Plan"* above. Transition contribution amounts are computed as follows:

Overall Goal Achievement Factor Under Annual Bonus Plan	*Transition Contribution Amount (% of Annual Salary)*
0 to 79%	10%
80%	20%
107.5%	30%
115%	40%

Participants are immediately vested in all amounts of salary and bonus deferred by them under the plan. Our contributions to participants' accounts, other than transition contributions, vest in 20% annual increments and become fully vested upon the completion of five years of service.

Transition contributions vest in 20% annual increments from December 31, 2006 to December 31, 2010. All contributions made by us, including transition contributions, become fully vested upon retirement, death or a change in control.

Amounts deferred by participants and contributions made by us prior to 2006 are deemed invested in either a "fixed benefit option account" or a "pre-2006 supplemental account," at the election of the participant. Balances in the fixed benefit option accounts earn interest at an annual rate of up to 13% (depending on the event requiring distribution and the participant's age, years of service and initial year of participation in the plan). For named executive officers with fixed benefit option accounts, the amounts reported in the above table under *"Aggregate Earnings in Fiscal Year 2007"* and *"Aggregate Balance at December 30, 2007"* were calculated assuming the maximum annual return of 13%.

Amounts deferred by participants and contributions made by us (other than transition contributions) after 2005 are deemed invested in a "post-2005 supplemental account." Transition contributions are deemed invested in a "transition contribution account." Balances in pre-2006 supplemental accounts, post-2005 supplemental accounts and transition contribution accounts are deemed invested by participants in investment choices that are made available by us, which are similar to the choices available under our 401(k) Savings Plan.

Balances in the fixed benefit option accounts, pre-2006 supplemental accounts and transition accounts become payable, as elected by a participant during the special 2005 election period or, if later, at the time the participant is first eligible to participate in the plan, upon "termination of employment" or as of a date designated by the participant that may not be before the calendar year in which the participant attains age 55 and not later than the calendar year in which the participant attains age 70. Amounts in the post-2005 supplemental accounts may be distributed, as elected by a participant, upon "termination of employment" or at a date designated by the participant that is at least 2 years after the year in which the salary deferral or other contribution was made and not later than the calendar year in which the participant attains age 70. A "termination of employment" occurs upon the later of (1) a participant's severance, retirement or attainment of age 55 while totally disabled and, (2) at the election of the plan administrator, the date when the employee is no longer receiving severance benefits.

Balances in the fixed benefit option accounts, pre-2006 supplemental accounts and transition accounts are payable in equal monthly installments over 10 or 15 years, at the election of the participant. The monthly payment amount with respect to a fixed benefit option account is calculated using a discount rate that is equal to the applicable rate of interest on the account, as described above. The monthly payment amount with respect to a pre-2006 supplemental account or a transition account is calculated by dividing the vested account balance by the number of remaining monthly payments. Balances in the post-2005 supplemental accounts are payable in either a lump sum or in monthly installments over a period of 5, 10 or 15 years, at the election of the participant. The monthly payment with respect to a post-2005 supplemental account is calculated by dividing the vested account balance by the number of remaining monthly payments.

In the event of death or a change in control, all account balances become payable in either a single lump sum or in equal monthly installments over a period of 5, 10 or 15 years, at the election of the participant. In each case, the account balances and monthly payments are generally computed in the same manner as described above, except participants are deemed fully vested in their account balances, and, in the case of a change in control, balances and monthly payments with respect to fixed benefit accounts are computed using the maximum 13% rate of return and 13% discount rate, respectively. In the event of a change in control in a year for which a transition contribution is required, each participant would receive a pro rata transition contribution based on 20% of the participant's annual salary. For additional information regarding the estimated amounts that would be payable to each of the named executive officers upon a termination of employment, death or change in control, see *"—Potential Payments Upon Termination or Change in Control"* below.

A participant may also request to receive a distribution of benefits from the plan on account of an "unforeseeable emergency." Any such request must be approved by the plan administrator. Any distribution is made in a lump sum. An "unforeseeable emergency" occurs if a participant incurs a severe financial hardship as a result of (i) a sudden and unexpected illness or accident of the participant or dependent, (ii) a loss of property due to casualty, or (iii) other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the participant's control, and the financial hardship cannot be met through reimbursement or compensation by insurance or liquidation of the participant's assets.

Potential Payments Upon Termination or Change in Control

We have agreed to provide certain of our executive officers, including the named executive officers, with certain payments in connection with their termination of employment or a change in control of our company. The following is a description of those arrangements with respect to the named executive officers.

Officer Retention Plan. The Officer Retention Plan is a supplemental nonqualified retirement plan. Each of the participants, including the named executive officers, is entitled to retirement benefits under the Officer Retention Plan as described above under *"—Retirement Benefits—Officer Retention Plan."* In addition, each of the participants is also entitled to certain payments upon severance, death, total disability or a change in control.

Accrued benefits under the Officer Retention Plan increase with each year of participation as set forth in each participants' individual agreement under the plan, until the normal retirement age of 60. The amounts set forth in the individual agreements are determined based on a participant's position and level of responsibility, performance and job tenure.

In the event of death or total disability, a participant becomes fully vested in the amount of the participant's accrued benefit as of the date of the event. The death benefit is payable in a single lump sum. The total disability benefit is paid in the form of equal monthly installments over 10, 15 or 20 years, as elected by the participant at the time the participant is first eligible to participate in the plan. The amount of the monthly payment is computed using an 8% discount rate using simple interest compounded monthly.

Upon severance for any other reason, except "termination for cause," a participant's accrued benefit as of the date of the termination of employment will be 50% vested until age 50, with the vesting percentage increasing by 5% each year thereafter until fully vested at age 60. The severance benefit is paid in the form of equal monthly installments over 10, 15 or 20 years, as elected by the participant at the time the participant is first eligible to participate in the plan. The amount of the monthly payment is computed using an 8% discount rate using simple interest compounded monthly.

All rights to any benefits under the plan are forfeited if a participant is terminated for cause. A "termination for cause" occurs upon termination for:

(a) commission of an act of embezzlement, dishonesty, fraud, gross neglect of duties or disloyalty;

(b) commission of a felony or other crime involving moral turpitude or public scandal;

(c) alcoholism or drug addiction; or

(d) improper communication of confidential information.

In the event of a "change in control" of our company, a participant is entitled to a change in control benefit, which is equal to the accrued retirement benefit the participant would have received as of the participant's normal retirement date of age 60. The change in control benefit is payable in a single lump sum or in equal monthly installments over 10, 15 or 20 years, as elected by the participant when the participant is first eligible to participate in the plan. The participant may elect to have the change in control benefit paid or commence to be paid as of the first of the third month following the change in control or any time thereafter. If a participant elects an installment option, the amount of the monthly installment payment is computed using an 8% discount rate using simple interest compounded monthly. For purposes of the Officer Retention Plan, a "change in control" occurs in the following circumstances:

(a) when a person or group other than the Harrison family acquires shares of our capital stock having the voting power to designate a majority of the Board of Directors;

(b) when a person or group other than the Harrison family acquires or possesses shares of our capital stock having power to cast (i) more than 20% of the votes regarding the election of the Board of Directors and (ii) a greater percentage of the votes regarding the election of the Board of Directors than the shares owned by the Harrison family;

(c) upon the sale or disposition of all or substantially all of our assets and the assets or our subsidiaries outside the ordinary course of business other than to a person or group controlled by us or the Harrison family; or

(d) upon a merger or consolidation of our company with another entity where we are not the surviving entity.

The following table sets forth the estimated payments that would have been payable under the Officer Retention Plan to each of the named executive officers, assuming that each of the above covered events occurred on December 28, 2007, the last business day of our fiscal year 2007:

Estimated Payments under Officer Retention Plan

Name	*Severance, other than for Retirement, Death, Disability, or Termination for Cause*	*Death*	*Total Disability*	*Change in Control*
J. Frank Harrison, III	$46,765 per month for 180 months	A lump sum of $7,657,238	$71,946 per month for 180 months	A lump sum of $14,411,990
William B. Elmore	$24,779 per month for 120 months	A lump sum of $3,445,615	$41,298 per month for 120 months	$95,885 per month for 120 months
Henry W. Flint	$5,799 per month for 180 months	A lump sum of $949,495	$8,921 per month for 180 months	$35,957 per month for 120 months
Steven D. Westphal	$6,073 per month for 120 months	A lump sum of $844,444	$10,121 per month for 120 months	$35,957 per month for 120 months
C. Ray Mayhall, Jr.	$18,792 per month for 180 months	A lump sum of $2,000,000	$18,792 per month for 180 months	A lump sum of $2,000,000

Under the Officer Retention Plan, each participant has generally agreed not to compete with us or our subsidiaries while employed by us or for a period of three years after termination from employment for any reason. The non-compete provision does not apply to actions occurring after both a termination of employment and a change in control.

Supplemental Savings Incentive Plan. The Supplemental Savings Incentive Plan is a nonqualified deferred compensation plan that we provide for certain of our key executives, including the named executive officers. For a description of the terms and conditions of the plan, see "*— Deferred Compensation*" above.

Under the Supplemental Savings Incentive Plan, the named executive officers are entitled to certain payments upon termination of employment, death or a change in control. A "termination of employment" generally occurs upon a participant's severance, retirement or attainment of age 55 while totally disabled. The definition of a "change in control" is the same definition used for the Officer Retention Plan, as described above.

The following table presents the estimated payments that would be payable under the Supplemental Savings Incentive Plan to the named executive officers assuming each covered event occurred on December 28, 2007, the last business day of our fiscal year 2007.

Estimated Payments under Supplemental Savings Incentive Plan

Name	*Severance(1)*	*Total Disability or Retirement(2)*	*Death(3)*	*Change in Control(3)*
J. Frank Harrison, III	$12,846 per month for 180 months; and $2,062 per month for 120 months	—	$27,081 per month for 180 months	$27,081 per month for 180 months
William B. Elmore	A lump sum of $120,167; and $33,018 per month for 120 months	—	$50,348 per month for 180 months	$94,561 per month for 60 months
Henry W. Flint	$3,182 per month for 120 months	—	$4,505 per month for 120 months	$4,505 per month for 120 months
Steven D. Westphal	$6,788 per month for 180 months; and $549 per month for 60 months; and $357 per month for 120 months; and A lump sum of $5,510	—	$13,799 per month for 180 months	$13,799 per month for 180 months
C. Ray Mayhall, Jr.	$24,510 per month for 180 months	$24,510 per month for 180 months	$24,510 per month for 180 months	A lump sum of $2,097,342

(1) Earnings and monthly payment amounts with respect to fixed benefit option account balances were calculated at the applicable rate of 8%, except for Mr. Mayhall such amounts were calculated at the applicable rate of 13%.

(2) As of December 28, 2007, none of the named executive officers, other than Mr. Mayhall, had attained the minimum age required for receiving retirement or total disability benefits.

(3) Earnings and monthly payment amounts with respect to fixed benefit option account balances were calculated using the maximum 13% rate of return and maximum 13% discount rate, respectively.

Restricted Stock Award Agreement. Mr. Harrison has a restricted stock award with respect to 200,000 shares of our Class B Common Stock. See "*—Summary of Compensation and Grants of Plan-Based Awards—Restricted Stock Award Agreement*" above.

If there is a "change in control" of our company during the term of his Restricted Stock Award Agreement, Mr. Harrison will become immediately vested in 20,000 shares of restricted stock. We would also be required to reimburse Mr. Harrison for the income taxes related to the vesting of the restricted stock. For purposes of the Restricted Stock Award Agreement, a "change in control" occurs if the Harrison family does not hold more than 50% of the total voting power of our voting stock.

If a change in control of our company had occurred on December 28, 2007, Mr. Harrison would have become vested in 20,000 shares of restricted stock (valued at $1,187,400). In addition, he would have received a payment of $884,851 for the reimbursement of income taxes related to the vesting of the shares.

Annual Bonus Plan. The Annual Bonus Plan is an incentive compensation plan that we provide to participants selected by the Compensation Committee, including the named executive officers. For a description of the terms and conditions of the plan, see "*—Summary of Compensation and Grants of Plan-Based Awards—Annual Bonus Plan*" above.

Under the Annual Bonus Plan, the Compensation Committee has discretion to award cash payments to eligible participants, including the named executive officers, upon the attainment of certain performance goals with respect to a fiscal year. In the event of the total disability, retirement or death of a participant during any fiscal year, and in the event of the subsequent attainment of the performance goals applicable to such participant, such participant is entitled to a pro rata bonus based on the portion of the fiscal year completed by the participant. In the event of a "change in control," each participant will be entitled to a pro rata portion of the participant's award for the fiscal year, based on the portion of the fiscal year completed, assuming that a Goal Achievement Factor of 100% has been earned as of the date of the change in control.

The term "retirement" is defined in the Annual Bonus Plan as a participant's termination of employment other than on account of death and (a) after attaining age 60, (b) after attaining age 55 and completing 20 years of service or (c) as the result of total disability. The definition of a "change in control" is the same definition used for the Officer Retention Plan, as described above.

The following table presents the estimated payments that would be payable under the Annual Bonus Plan to the named executive officers assuming each covered event occurred on December 28, 2007, the last business day of our fiscal year 2007.

Estimated Payments under Annual Bonus Plan

Name	*Death or Total Disability*	*Retirement(1)*	*Change in Control*
J. Frank Harrison, III	$759,698	—	$787,252
William B. Elmore	617,925	—	640,337
Henry W. Flint	326,950	—	338,808
Steven D. Westphal	212,300	—	220,000
C. Ray Mayhall, Jr.	150,170	$150,170	155,617

(1) As of December 28, 2007, none of the named executive officers, other than Mr. Mayhall, had attained the minimum age and years of service required for receiving retirement benefits.

Director Compensation

The following table sets forth information regarding the compensation of our Board of Directors for fiscal year 2007.

Director Compensation for Fiscal Year 2007

Name	Fees Earned or Paid in Cash ($)(1)	All Other Compensation ($)	Total ($)
H. W. McKay Belk	$50,750	—	$50,750
Sharon A. Decker	43,500	—	43,500
William B. Elmore	—	—	—
James E. Harris	40,750	—	40,750
J. Frank Harrison, III	—	—	—
Deborah S. Harrison	38,500	—	38,500
Ned R. McWherter	38,500	—	38,500
John W. Murrey, III	38,500	—	38,500
Robert D. Pettus, Jr.	—	$9,000	9,000
Carl Ware	37,000	—	37,000
Dennis A. Wicker	52,250	—	52,250

(1) The amounts shown in this column represent the aggregate amounts of all fees earned or paid in cash for services as a director in fiscal year 2007.

For fiscal year 2007, the non-employee members of our Board of Directors were paid $30,000 as an annual retainer, $1,500 for each meeting of the Board of Directors attended and $1,250 for each Committee meeting attended. The Chairman of the Audit Committee, the Chairman of the Compensation Committee and the Lead Independent Director receive an additional retainer of $7,500, $5,000 and $2,500 per year, respectively. In 2007, Messrs. Belk, Harris and Wicker and Ms. Decker were also paid $5,000 each for their services on a Special Committee of the Board of Directors.

Under our Director Deferral Plan, directors who are not also employees of our company may defer payment of all or a portion of their annual retainer and meeting fees until they no longer serve on the Board of Directors. Fees deferred are deemed to be invested in certain investment choices selected by the directors, which are similar to the choices available to our employees generally under our tax-qualified 401(k) Savings Plan. Upon resignation or retirement, a participating director will be entitled to receive a cash payment based upon the amount of fees deferred and the investment return on the selected investment. If a director's service terminates prior to age 65, amounts accrued under his or her account are paid out in a single cash payment. If a director's service terminates at or after age 65, amounts accrued under his or her account are paid out, at the election of the director, either in a single cash payment or in ten equal annual installments (with an imputed 8% return on the deferred installments).

On March 1, 2005, we entered into a consulting agreement with Mr. Pettus, who served as an officer of our company in various capacities from 1984 to 2005. Pursuant to the consulting agreement, Mr. Pettus agreed to assist us with our stewardship programs and the on-going development and fostering of our customer and officer relationships and to assist our management with major projects and the general oversight and guidance of our company. Mr. Pettus received a fee of $350,000 per year and reimbursement for annual country club dues during the term of the agreement. The agreement did not modify the retiree benefits to which Mr. Pettus is otherwise entitled. The agreement terminated on February 28, 2007 in accordance with its terms.

Beneficial Ownership of Management

The following table presents certain information as of March 14, 2008 regarding the beneficial ownership of our Common Stock and Class B Common Stock by the directors, the nominees for director and the named executive officers in the Summary Compensation Table and by all of the directors, nominees for director and executive officers as a group. Information concerning beneficial ownership of the Common Stock and Class B Common Stock by Mr. Harrison is presented above under the caption *"Principal Stockholders"* and is not included in the following table.

Name	*Class(1)*	*Amount and Nature of Beneficial Ownership*	*Percentage Of Class*
H.W. McKay Belk	Common Stock	520(2)	*
Sharon A. Decker	Common Stock	0	—
William B. Elmore	Common Stock	1,000(3)	*
Henry W. Flint	Common Stock	0	—
James E. Harris	Common Stock	0	—
C. Ray Mayhall, Jr.	Common Stock	0	—
Deborah S. Harrison	Common Stock	0(4)	—
Ned R. McWherter	Common Stock	1,000	*
James H. Morgan	Common Stock	0	—
John W. Murrey, III	Common Stock	1,000	*
Robert D. Pettus, Jr.	Common Stock	0	—
Steven D. Westphal	Common Stock	0	—
Carl Ware	Common Stock	0	—
Dennis A. Wicker	Common Stock	0	—
Directors, nominees for director and executive officers as a group (excluding Mr. Harrison) (22 persons)	Common Stock	3,526	*

* Less than 1% of the outstanding shares of such class.

(1) None of such persons other than Ms. Harrison beneficially owns any shares of Class B Common Stock.

(2) Includes 300 shares held by Mr. Belk as custodian for certain of his children.

(3) Held jointly with his wife.

(4) Excludes 535,178 shares of Class B Common Stock held by the JFH Family Limited Partnership—DH1 and 78,595 shares of Class B Common Stock held by a trust for the benefit of Ms. Harrison. Ms. Harrison has no voting or investment power with respect to such shares.

Equity Compensation Plan Information

The following table sets forth certain information as of December 30, 2007, concerning our one outstanding equity compensation arrangement.

Plan Category	*Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)*	*Weighted-average exercise price of outstanding options, warrants and rights (b)*	*Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)*
Equity compensation plans approved by security holders(1)	40,000	0	0
Equity compensation plans not approved by security holders	—	—	—
Total	40,000	0	0

(1) Relates to the restricted stock agreement with J. Frank Harrison, III that was approved by our stockholders on May 12, 1999. See *"Executive Compensation—Summary of Compensation and Grants of Plan-Based Awards—Restricted Stock Award Agreement"* and *"Executive Compensation—Outstanding Equity Awards"* above for additional information.

Proposal 2:
Approval of Performance Unit Award Agreement

Approval Proposal

On February 27, 2008, the Compensation Committee of the Board of Directors approved, subject to stockholder approval, a Performance Unit Award Agreement with our Chief Executive Officer, J. Frank Harrison, III (the "Award Agreement"). Subject to approval of the Award Agreement by our stockholders, we will grant Mr. Harrison 400,000 performance units that will each represent the right to receive one share of our Class B Common Stock, $1.00 par value. The performance units will vest in annual increments over a ten-year period, subject to and in accordance with the terms and conditions of the Award Agreement as described below.

The Board of Directors is submitting the Award Agreement to our stockholders for approval of the material terms pursuant to which performance-based compensation is to be paid under the Award Agreement. Our stockholders must approve these terms to enable all compensation paid pursuant to the Award Agreement to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code. Upon approval by the stockholders, such payments will be exempt from the provisions of Section 162(m) that would otherwise deny us a federal income tax deduction for compensation expense to the extent that aggregate compensation payments to any "covered employee" exceed $1 million in any fiscal year. Section 162(m) defines the term "covered employee" to mean our Chief Executive Officer and the four other most highly compensated executive officers for the last completed fiscal year. Accordingly, the Award Agreement is being submitted to our stockholders for approval pursuant to the requirements of Section 162(m).

The Award Agreement is also being submitted to our stockholders in accordance with the listing standards of The Nasdaq Stock Market LLC, which require stockholder approval prior to issuing securities under an equity compensation arrangement with officers, directors or employees. The Award Agreement applies only to our Chief Executive Officer and does not apply to any other director, officer or employee.

Description of the Award Agreement

The primary purpose of the Award Agreement is (1) to promote the best interests of the Company and its stockholders by providing Mr. Harrison with additional incentives to assist the Company in meeting and exceeding its annual business goals, (2) to replace Mr. Harrison's existing restricted stock award, which is expiring in 2008, and (3) to provide Mr. Harrison with an incentive to remain employed with us until 2019. For additional information regarding our reasons for approving the Award Agreement, see "*Executive Compensation—Compensation Discussion and Analysis—Performance Units*" above.

The Award Agreement provides that the performance units shall become vested in annual increments with respect to each of our fiscal years 2009 through 2018, in an amount of performance units for each such annual performance period equal to the product of (i) 40,000 multiplied by (ii) the Overall Goal Achievement Factor (not to exceed 100%) for such annual performance period, as determined under our existing Annual Bonus Plan. For additional information regarding our Annual Bonus Plan, see "*Executive Compensation—Summary of Compensation and Grants of Plan-Based Awards—Annual Bonus Plan.*"

The performance measures under the Annual Bonus Plan used to determine the Overall Goal Achievement factor are:

(1) revenue;

(2) earnings before income and taxes; and

(3) net debt reduction.

The Overall Goal Achievement Factor is calculated by multiplying the weightage factor (ranging from 0% to 100% for each performance measure as determined by the Compensation Committee) by the goal achievement percentage for the level of performance achieved with respect to each performance measure. The level of performance achieved with respect to each performance measure will be determined after taking into account (1) any gains or losses from the sale of assets outside the ordinary course of business; (2) any gains or losses from discontinued operations, (3) any extraordinary gains or losses; (4) the effects of accounting changes; (5) any unusual, nonrecurring, transition, one-time or similar items or charges; (6) the diluted impact of goodwill on acquisitions; and (7) any other items that the Committee determines; provided, however, that for awards intended to qualify as "performance-based compensation" under Section 162(m) (such as the Award Agreement), the Committee shall specify the items to be excluded in writing within 90 days of the commencement of each annual performance period.

The vesting of each annual increment of performance units is conditioned upon Mr. Harrison's employment by the Company as of the last day of the one year performance period for such increment. If fewer than 40,000 performance units become vested for any annual performance period, Mr. Harrison will automatically forfeit an amount of performance units equal to the excess of (a) 40,000 performance units over (b) the amount of performance units that became vested for such annual performance period.

Unvested performance units will lapse and be forfeited if Mr. Harrison's employment with us terminates for any reason (including death or disability) prior to expiration of the ten year term. In the event of a change in control (as defined under the Annual Bonus Plan) during a performance period with respect to an annual increment of performance units, then 40,000 performance units will become immediately vested, subject to certain adjustments for stock dividends and other fundamental corporate transactions. Unvested performance units may not be sold, exchanged, transferred, pledged, hypothecated or otherwise disposed of in any manner.

Mr. Harrison is not entitled to receive dividends on the performance units nor is Mr. Harrison entitled to any voting rights with respect to the performance units. Mr. Harrison will, however, be entitled to receive dividends and exercise voting rights with respect to shares of Class B Common Stock issued after any such performance units vest and are paid. In addition, each share of our Class B Common Stock received by Mr. Harrison will be convertible into one share of our Common Stock at any time at the discretion of Mr. Harrison.

Mr. Harrison's performance unit award will be administered by the Compensation Committee of the Board of Directors or a subcomittee consisting only of those members of the Committee who are "outside directors" within the meaning of Section 162(m). The Compensation Committee will interpret the provisions of the Award Agreement, certify the Overall Goal Achievement Factor under the Annual Bonus Plan, and be responsible for determining the extent to which the vesting conditions have been satisfied.

Each annual increment of performance units will be payable as soon as practicable after the Compensation Committee has certified the Overall Goal Achievement Factor with respect to such annual increment of performance units, and in no event later than March 15 following the end of the applicable performance period. Each vested performance unit will be payable by delivery of one share of our Class B Common Stock. Notwithstanding the foregoing, we may withhold payment of the Class B Common Stock or take other specified actions to satisfy income tax withholding requirements. In addition, Mr. Harrison may satisfy such income tax withholding requirements in whole or in part by requiring us to settle a portion of the performance units in cash as is necessary to satisfy the maximum statutory withholding obligations for taxes.

In accordance with Section 162(m), the performance unit awards under the Award Agreement are subject to the approval of the material terms of the Award Agreement by our stockholders. The Award Agreement is effective as of February 27, 2008, subject to the approval of the Award Agreement by our stockholders. As of February 27, 2008, the fair market value per share of our

Common Stock was $56.50. The full text of the Award Agreement is attached to this Proxy Statement as Appendix A. A copy of the Company's Annual Bonus Plan is available as Appendix B to our proxy statement for the 2007 Annual Meeting of Stockholders.

Required Vote and Recommendation

The affirmative vote of holders of a majority of the total votes of our Common Stock and Class B Common Stock present in person or by proxy and entitled to vote on the proposal at the 2008 Annual Meeting of Stockholders, voting together as a single class, is required to approve the Award Agreement.

The Board of Directors recommends that the stockholders vote **FOR** the approval of the Award Agreement.

CERTAIN TRANSACTIONS

Transactions with The Coca-Cola Company

Concentrates and Syrups; Marketing Programs. Our business consists primarily of the production, marketing and distribution of soft drink products of The Coca-Cola Company, which is the sole owner of the secret formulas under which the primary components (either concentrates or syrups) of its soft drink products are manufactured. Accordingly, we purchase a substantial majority of our requirements of concentrates and syrups from The Coca-Cola Company in the ordinary course of our business. The prices of these concentrates and syrups are generally set by The Coca-Cola Company from time to time at its discretion. The following table summarizes the significant transactions between us and The Coca-Cola Company during fiscal year 2007:

Transactions	*Amount (in millions)*
Payments by us for concentrate, syrup, sweetener and other purchases	$334.9
Payments by us for customer marketing programs	44.2
Payments by us for cold drink equipment parts	5.7
Marketing funding support payments to us	37.8
Fountain delivery and equipment repair fees paid to us	4.9
Presence marketing funding support provided by The Coca-Cola Company on our behalf	4.3
Sale of finished products to The Coca-Cola Company	26.1

Piedmont Coca-Cola Bottling Partnership. On July 2, 1993, Piedmont Coca-Cola Bottling Partnership (the "Partnership") was formed by one of our wholly-owned subsidiaries and a wholly-owned subsidiary of The Coca-Cola Company to distribute and market finished bottle, can and fountain beverage products under trademarks of The Coca-Cola Company and other third party licensors in portions of North Carolina, South Carolina, Virginia and Georgia. Initially, our company and The Coca-Cola Company each beneficially owned a 50% interest in the Partnership. We currently beneficially own a 77.3% interest in the Partnership and The Coca-Cola Company beneficially owns a 22.7% interest in the Partnership. The initial term of the Partnership is through 2018, subject to early termination as a result of certain events. Each partner's interest is subject to certain limitations on transfer, rights of first refusal and other purchase rights upon the occurrence of specified events.

We manufacture and package products and manage the Partnership pursuant to a management agreement. In connection with the management agreement, we receive a fee based on total case sales, reimbursement for its out-of-pocket expenses and reimbursement for sales branch, divisional and certain other expenses. The term of the management agreement is through 2018, subject to early termination in the event of certain change in control events, a termination of the Partnership or a material default by either party. During fiscal year 2007, we received management fees of $22.5 million from the Partnership. We sell product at cost to the Partnership. These sales amounted to $78.1 million in fiscal year 2007. We sublease various fleet and vending equipment to the Partnership at cost. These sublease rentals amounted to $7.4 million in fiscal year 2007.

During 2002, we agreed to provide up to $195 million in revolving credit loans to the Partnership. The Partnership pays us interest on the loans at a rate equal to our average cost of funds plus 0.50% (6.96% at December 30, 2007). As of December 30, 2007, the aggregate outstanding principal balance of the loans was $77.4 million. The loan agreement was amended August 25, 2005 to extend the maturity date from December 31, 2005 to December 31, 2010 on terms comparable to the previous loan agreement.

Stock Rights and Restrictions Agreement. Pursuant to a Stock Rights and Restrictions Agreement dated January 27, 1989 (the "Rights and Restrictions Agreement") with The Coca-Cola Company, The Coca-Cola Company agreed (a) not to acquire additional shares of Common Stock or Class B Common Stock except in certain circumstances and (b) not to sell or otherwise dispose of shares of Class B Common Stock without first converting them into Common Stock except in certain circumstances. The Coca-Cola Company granted us a right of first refusal with respect to any proposed disposition of any shares owned by it, and we granted The Coca-Cola Company certain registration rights with respect to such shares. The Coca-Cola Company further agreed that if its equity ownership reaches 30.67% or more of our outstanding common stock of all classes, or its voting interest reaches 23.59% or more of the votes of all outstanding shares of all classes, then it will (i) negotiate in good faith to sell to us the number of shares of Common Stock or Class B Common Stock necessary to reduce its equity ownership to 29.67% of the outstanding common stock of all classes and (ii) convert the number of shares of Class B Common Stock necessary to maintain its ownership of Class B Common Stock to between 20% and 21% of the outstanding shares of Class B Common Stock and to maintain its voting interest at between 22.59% and 23.59% of the votes of all outstanding shares of all classes.

Additionally, if we issue new shares of Class B Common Stock upon the conversion or exercise of any security, warrant or option that results in The Coca-Cola Company owning less than 20% of the outstanding shares of Class B Common Stock and less than 20% of the total votes of all outstanding shares of all classes of our securities, The Coca-Cola Company has the right to exchange shares of Common Stock for shares of Class B Common Stock in order to maintain its ownership of at least 20% of the outstanding shares of Class B Common Stock and at least 20% of the total votes of all outstanding shares of all classes of our common stock. Under the Rights and Restrictions Agreement, The Coca-Cola Company also has a preemptive right to purchase a percentage of any newly issued shares of any class in order for it to maintain ownership of both 29.67% of the outstanding shares of common stock of all classes and 22.59% of the total votes of all outstanding shares of all classes. Each of the percentages referenced in this paragraph and the preceding paragraph are subject to downward adjustment if The Coca-Cola Company voluntarily disposes of shares of Common Stock or Class B Common Stock or if we exercise our right of redemption referred to below.

Pursuant to the Rights and Restrictions Agreement, The Coca-Cola Company has also granted to us the right, from January 27, 1995 through January 27, 2019, to call for redemption in full or in part the number of shares that would reduce The Coca-Cola Company's ownership of our equity to 20% at a price (which will not be less than $42.50 per share except with respect to shares acquired pursuant to the rights described in the preceding two paragraphs) and on such terms as set forth in the Rights and Restrictions Agreement. The option will expire prior to the end of its stated term if Mr. Harrison ceases to exercise voting control with respect to our company.

The Coca-Cola Company was also given the right to have its designee proposed by us for nomination to our Board of Directors and to have such person nominated at each subsequent election of our directors, subject to certain conditions. Carl Ware's appointment as a director was made in accordance with the terms of this agreement. Mr. Ware was Executive Vice President, Public Affairs and Administration of The Coca-Cola Company until his retirement in February 2003.

Voting Agreement and Irrevocable Proxy. The Coca-Cola Company and Mr. Harrison are also parties to a Voting Agreement dated January 27, 1989 (the "Voting Agreement"). Pursuant to the Voting Agreement, Mr. Harrison agreed to vote his shares of Common Stock and Class B Common Stock for a nominee of The Coca-Cola Company for election as a director on our Board of Directors. Additionally, The Coca-Cola Company granted an irrevocable proxy (the "Irrevocable Proxy") with respect to all shares of Class B Common Stock and Common Stock owned by The Coca-Cola Company to Mr. Harrison for life. The Irrevocable Proxy covers all matters on which holders of Class B Common Stock or Common Stock are entitled to vote other than certain mergers, consolidations, asset sales and other fundamental corporate transactions.

Pursuant to the terms of the Voting Agreement, Mr. Harrison was granted the option (assignable to us) to purchase the shares of Class B Common Stock held by The Coca-Cola Company for $38.50 per share plus an amount sufficient to give The Coca-Cola Company a 25% compounded annual rate of return from May 7, 1987 after taking into account dividends and other distributions previously received thereon. This option may be exercised if the disproportionate voting rights of the Class B Common Stock are terminated for certain reasons.

The Voting Agreement and Irrevocable Proxy terminate upon the written agreement of the parties or at such time as The Coca-Cola Company no longer beneficially owns any shares of our Common Stock. The Irrevocable Proxy also terminates at such time as either (a) Mr. Harrison or certain entities controlled by him do not beneficially own 712,796 shares of Class B Common Stock that are currently part of the holdings of the Harrison Family Limited Partnerships or (b) certain trusts holding shares of Class B Common Stock subject to the Voting Agreement do not beneficially own at least 50% of the Class B Common Stock held by them at the date of the Voting Agreement.

Other Transactions

We have a production arrangement with Coca-Cola Enterprises Inc. to buy and sell finished products at cost. Sales to Coca-Cola Enterprises Inc. under this agreement were $40.2 million in fiscal year 2007. Purchases from Coca-Cola Enterprises Inc. under this agreement were $13.9 million in fiscal year 2007.

Along with all other Coca-Cola bottlers in the United States, we are a member of Coca-Cola Bottlers' Sales & Services Company LLC (the "Sales and Services Company"), which was formed in 2003 for the purposes of facilitating various procurement functions and distributing certain beverage products of The Coca-Cola Company and with the intention of enhancing the efficiency and competitiveness of the Coca-Cola bottling system in the United States. The Sales and Services Company negotiated the procurement for the majority of the Company's raw materials (excluding concentrate) in 2007. We paid $.3 million in fiscal year 2007 to the Sales and Services Company for our share of the Sales and Services Company's administrative costs. Amounts due from the Sales and Services Company for rebates on raw material purchases were $3.2 million at December 30, 2007. Coca-Cola Enterprises Inc. is also a member of the Sales and Services Company.

We lease the Snyder Production Center and certain adjacent property from Harrison Limited Partnership One ("HLP") pursuant to a lease that expires in December 2010. HLP's sole limited partner is a trust of which J. Frank Harrison, III is a trustee and descendants of J. Frank Harrison, Jr. are beneficiaries. Total payments under this lease were $4.2 million in fiscal year 2007.

We also lease our corporate headquarters and an adjacent office building from Beacon Investment Corporation ("Beacon"), of which Mr. Harrison is the sole stockholder. Total payments under this lease were $3.6 million in fiscal year 2007. In fiscal year 2006, the existing lease agreement with Beacon was modified to provide for a fifteen-year term beginning January 1, 2007 and extending through December 31, 2021.

Policy for Review of Related Person Transactions

Our Code of Business Conduct includes a written policy regarding the review and approval of certain related person transactions. Under the Code of Business Conduct, all material transactions or conflicts of interest involving members of our Board of Directors or our executive officers must be reported to and approved by the Audit Committee of our Board of Directors. For purposes of our Code of Business Conduct, any related person transaction that is required to be reported in our proxy statements pursuant to Item 404 of Regulation S-K is deemed to be a "material transaction" and must be reported to and approved by the Audit Committee. In addition to our written policy, it is also the practice of our Board of Directors to form Special Committees from time to time for the purpose of approving certain related person transactions.

PROPOSAL 3:
RATIFICATION OF SELECTION OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2008

General

The Audit Committee of the Board of Directors has selected PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2008, ending December 28, 2008. This selection is being presented to our stockholders for ratification at the Annual Meeting. PricewaterhouseCoopers LLP audited our consolidated financial statements and internal control over financial reporting for fiscal year 2007. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting with an opportunity to make a statement if they desire to do so, and they are expected to be available to respond to appropriate questions.

Stockholder ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm is not required by our Bylaws or otherwise. We are submitting the selection of PricewaterhouseCoopers LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider its selection of PricewaterhouseCoopers LLP.

Audit and Non-Audit Fees

The following table presents fees for professional audit services rendered by PricewaterhouseCoopers LLP for the audit of our consolidated financial statements for the fiscal years ended December 30, 2007 and December 31, 2006 and fees billed for other services rendered by PricewaterhouseCoopers LLP during those periods.

	FY 2007	*FY 2006*
Audit Fees(1)	$587,049	$691,998
Audit-Related Fees(2)	11,660	45,000
Tax Fees(3)	—	66,500
All Other Fees(4)	—	2,000
	$598,709	$805,498

(1) Audit Fees consist of the aggregate fees billed for professional services rendered for the audit of our annual consolidated financial statements and reviews of the consolidated financial statements included in our Quarterly Reports on Form 10-Q and services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements. For fiscal year 2006, these fees include fees billed for professional services rendered for the audit of management's assessment of the effectiveness of internal control over financial reporting.

(2) Audit-Related Fees consist of the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees." For fiscal years 2007 and 2006, these fees included fees billed for evaluation of internal controls in our Enterprise Resource Planning System.

(3) Tax Fees consist of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. For fiscal year 2006, these fees included fees billed for federal and state tax review and consulting services and other tax consulting services.

(4) All Other Fees consist of aggregate fees billed for products and services other than the services reported above. For fiscal year 2006, this category included fees billed for personal financial planning services provided to certain officers.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services

The Audit Committee's policy is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year, and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The Audit Committee has delegated pre-approval authority to its Chairperson when necessary due to timing considerations. Any services approved by the Chairperson must be reported to the full Audit Committee at its next scheduled meeting. The independent registered public accounting firm and management are required to periodically report to the full Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with the pre-approval policies and the fees for the services performed to date.

Required Vote and Recommendation

The affirmative vote of holders of a majority of the total votes of our Common Stock and Class B Common Stock present in person or by proxy and entitled to vote at the 2008 Annual Meeting of Stockholders, voting together in a single class, is required to ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2008.

The Board of Directors recommends that the stockholders vote **FOR** the ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2008.

Audit Committee Report

The primary purpose of the Audit Committee is to act on behalf of the Board of Directors in its oversight of all material aspects of the accounting and financial reporting processes, internal controls and audit functions of Coca-Cola Bottling Co. Consolidated (the "Company"), including its compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Management has primary responsibility for the Company's consolidated financial statements and reporting processes, including its internal controls and disclosure controls and procedures. The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, is responsible for performing an independent audit of the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board and expressing an opinion on the conformity of those audited consolidated financial statements with generally accepted accounting principles.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited consolidated financial statements included in the Annual Report on Form 10-K for the fiscal year ended December 30, 2007. This review included a discussion of the quality and acceptability of the Company's financial reporting and internal controls.

During the past fiscal year, the Audit Committee discussed with the Company's independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 114 (Communication with Audit Committees), as amended. The Audit Committee also received during the past fiscal year the written disclosures and the letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and has discussed with the independent registered public accounting firm their independence.

Based on the reviews, discussions and disclosures referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements of the Company for the fiscal year ended December 30, 2007 be included in its Annual Report on Form 10-K for such fiscal year.

Submitted by the Audit Committee of the Board of Directors.*

H. W. McKay Belk, Chair
Sharon A. Decker
Dennis A. Wicker

* James H. Morgan is currently a member of the Audit Committee. His name is not listed under the Audit Committee Report because he was not a member of the Audit Committee in 2007 or at the time of the Audit Committee's review of the Annual Report on Form 10-K for the fiscal year ended December 30, 2007.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires our executive officers, directors and certain persons who beneficially own more than 10% of our Common Stock to file with the SEC initial reports of ownership and reports of changes in ownership of the Common Stock and other equity securities of our company. Executive officers, directors and such greater than 10% stockholders are required to furnish to us copies of all such reports they file. Based solely on our review of the copies of such reports received by us and written representations that no other reports were required for such persons, we believe that, during fiscal year 2007, all filing requirements applicable to our executive officers, directors and greater than 10% stockholders were complied with on a timely basis.

Stockholder Proposals

If any stockholder wishes to present a proposal to the stockholders of the Company at the 2009 Annual Meeting, such proposal must be received by us at our principal executive offices for inclusion in the proxy statement and form of proxy relating to the meeting on or before November 25, 2008. In addition, if we receive notice of stockholder proposals after February 8, 2009, then the persons named as proxies in such proxy statement and form of proxy will have discretionary authority to vote on such stockholder proposals, without discussion of such matters in the proxy statement and without such proposals appearing as a separate item on the proxy card.

Additional Information

The entire cost of soliciting proxies will be borne by us. In addition to this proxy statement, proxies may be solicited by our directors, officers and other employees by personal contact, telephone, facsimile and e-mail. Such persons will receive no additional compensation for such services. Georgeson & Co., Inc., Wall Street Plaza, New York, New York 10005 has been retained to assist us in the solicitation of brokers, banks and other similar entities holding shares for other persons. Georgeson & Co., Inc. will receive a payment of $7,000 (plus out-of-pocket expenses) for these services. All brokers, banks and other similar entities and other custodians, nominees and fiduciaries will be requested to forward solicitation materials to the beneficial owners of the shares of Common Stock held of record by such persons, and we will pay such brokers, banks and other fiduciaries all of their reasonable out-of-pocket expenses incurred in connection therewith.

Summary Annual Report and Annual Report on Form 10-K

This proxy statement is accompanied by our 2007 Summary Annual Report to Stockholders and Annual Report on Form 10-K for the fiscal year ended December 30, 2007. The Summary Annual Report and the Form 10-K, which contains our consolidated financial statements and other information about us, are not incorporated in the proxy statement and are not to be deemed a part of the proxy soliciting material. Additional copies of our Form 10-K for the fiscal year ended December 30, 2007, as filed with the SEC, are also available to stockholders without charge upon written request to James E. Harris, Senior Vice President and Chief Financial Officer, Coca-Cola Bottling Co. Consolidated, P. O. Box 31487, Charlotte, North Carolina 28231.

Henry W. Flint
Secretary

March 25, 2008

Appendix A

PERFORMANCE UNIT AWARD AGREEMENT

PERFORMANCE UNIT AWARD AGREEMENT, dated as of the 27th day of February, 2008 (this "Agreement"), by and between Coca-Cola Bottling Co. Consolidated, a Delaware corporation (the "Company"), and J. Frank Harrison, III, the Chairman and Chief Executive Officer of the Company ("Executive");

WHEREAS, the stockholders of the Company have approved an Annual Bonus Plan, as amended (the "Annual Bonus Plan"), for the purpose of promoting the best interests of the Company and its stockholders by providing key management employees of the Company with additional incentives to assist the Company in meeting and exceeding its annual business goals; and

WHEREAS, to provide Executive with an incentive to remain employed with the Company until approximately age 65, the Company desires to grant to Executive an award of Performance Units, with the vesting of such Performance Units subject to achievement of certain levels of performance under the Annual Bonus Plan, and subject to other terms and conditions described herein;

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Executive do hereby agree as follows:

Section 1. *Definitions.* As used in this Agreement, unless the context expressly indicates otherwise, the following terms have the following meanings:

"Board" means the Board of Directors of the Company.

"Change in Control" shall have the meaning set forth in the Annual Bonus Plan.

"Class B Common Stock" means the Class B Common Stock, par value $1.00 per share, of the Company or any security of the Company issued in substitution, exchange or lieu thereof pursuant to Section 7 hereof.

"Code" shall have the meaning set forth in the Annual Bonus Plan.

"Committee" shall have the meaning set forth in the Annual Bonus Plan.

"Common Stock" means the Common Stock, par value $1.00 per share, of the Company.

"Fair Market Value" of a share of Class B Common Stock or a share of Common Stock, as applicable, on any date means the closing price of a share of Common Stock as reflected in the report of composite trading of The NASDAQ Stock Market, LLC listed securities for that day (or, if no shares of Common Stock were publicly traded on that day, the immediately preceding day that shares of Common Stock were so traded) published in The Wall Street Journal (Eastern Edition) or in any other publication selected by the Committee; provided, however, that if the shares of Common Stock are misquoted or omitted by the selected publication(s), the Committee shall directly solicit the information from officials of the stock exchanges or from other informed independent market sources.

"Overall Goal Achievement Factor" means, with respect to each Performance Period (as defined in Section 4(a) below), the "Overall Goal Achievement Factor" for such Performance Period as established under the Company's Annual Bonus Plan or any successor plan thereto; provided, however, that solely for purposes of this Agreement, the Overall Goal Achievement Factor shall not exceed 100% for any Performance Period.

"Performance Unit" means a right to receive one share of Class B Common Stock at such time, and in accordance with such terms and conditions, as set forth in this Agreement.

"Total Disability" shall have the meaning set forth in the Annual Bonus Plan.

Section 2. *Administration.* This Agreement will be administered by the Committee. In administering this Agreement, the Committee is authorized to (i) establish guidelines for administration of this Agreement, (ii) delegate certain tasks to management, (iii) make determinations under and interpret the terms of this Agreement, (iv) prescribe the terms and conditions of awards made under this Agreement consistent with the provisions of the Agreement and of any agreement or other document evidencing an award made under this Agreement, and (v) to take such other actions as may be necessary or desirable in order to carry out the terms, intent and purposes of this Agreement; provided, however, that the Committee shall at all times be required to exercise these discretionary powers in a manner, and subject to such limitations, as will permit all payments under this Agreement to a "covered employee" (as defined in Section 162(m) of the Code) to continue to qualify as "performance-based compensation" for purposes of Section 162(m) of the Code. Subject to the foregoing, all determinations and interpretations of the Committee will be binding upon the parties hereto.

Section 3. *Award of Performance Units; Stockholder Approval.* Effective as of the date of this Agreement, and subject to stockholder approval as provided for hereinafter, the Committee hereby grants to Executive 400,000 Performance Units as incentive compensation, subject to the terms and conditions set forth herein. This award of Performance Units is intended to qualify as "performance based compensation," as such term is defined in the Code, and, accordingly, shall be made subject to stockholder approval as is required by Code Section 162(m). The Company shall submit this award of Performance Units to its stockholders for approval at the Annual Meeting of Stockholders to be held on April 29, 2008. By signing below, Executive hereby irrevocably agrees to accept such award subject to the terms and conditions hereinafter set forth.

Section 4. *Vesting.*

(a) *General.* Subject to paragraphs (b) and (c) of this Section 4, the Performance Units shall become vested in annual increments with respect to each of the Company's fiscal years 2009 through 2018, in an amount of Performance Units for each such one year period (each such period, a "Performance Period") equal to the product of (i) 40,000 multiplied by (ii) the Overall Goal Achievement Factor, as determined for such Performance Period. The vesting of each annual increment of Performance Units is conditioned upon Executive's employment by the Company as of the last day of the Performance Period for such increment. If less than 40,000 Performance Units become vested for any Performance Period, Executive shall automatically forfeit an amount of Performance Units equal to the excess of (a) 40,000 Performance Units over (b) the amount of Performance Units that became vested for such Performance Period.

(b) *Termination of Employment.* Upon any termination of Executive's Employment prior to the last day of a Performance Period with respect to any annual increment of Performance Units for any reason, regardless of whether such termination is initiated by Executive or by the Company and regardless of whether it is for cause, or without cause, voluntary or involuntary or as a result of Executive's death or Total Disability, any portion of the Performance Units that has not vested in accordance with the provisions of this Section 4 as of such termination shall be forfeited and Executive shall cease to have any right or interest in such Performance Units.

(c) *Change of Control.* Notwithstanding any other provision hereof, if there should be a Change in Control of the Company during a Performance Period with respect to an annual increment of Performance Units, then and immediately upon occurrence of such Change in Control, 40,000 Performance Units (subject to adjustment pursuant to Section 7(b) below) shall become vested.

Section 5. *No Dividend or Voting Rights.* Executive shall have no dividend or voting rights with respect to the Performance Units.

Section 6. *Payment of Performance Units.*

(a) *Time of Payment.* Each annual increment of Performance Units shall be payable as soon as administratively practicable after the Committee has certified the Overall Goal Achievement Factor with respect to such annual increment of Performance Units, and in no event later than March 15 following the end of the applicable Performance Period. If Performance Units become vested prior to the last day of a Performance Period as a result of a Change in Control, then the Performance Units shall be payable as soon as administratively practicable on or after the date of the Change in Control, but in no event later than 75 days after the Change in Control.

(b) *Form of Payment; Rights Upon Payment.* Except as otherwise provided in Section 12 hereof, as of the applicable payment date, vested Performance Units shall be payable by delivery of one share of Class B Common Stock for each vested Performance Unit. With respect to each share of Class B Common Stock paid to Executive, Executive shall have all of the rights of any holder of the Company's Class B Common Stock with respect to such share of Class B Common Stock.

(c) *Compliance With Securities Laws.* The shares of Class B Common Stock shall be delivered to Executive, pursuant to paragraphs (a) and (b) of this Section 6, unless counsel for the Company reasonably determines that such issuance will violate applicable federal or state securities laws and the Company has taken all reasonable steps necessary to avoid any such violation. The Company agrees to use commercially reasonable efforts to ensure that such shares are issued to Executive on a timely basis as provided herein. The certificates for shares of Class B Common Stock delivered under this Agreement may be subject to such stop-transfer orders and other restrictions as the Committee may reasonably determine are required under the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Class B Common Stock may then be listed, and any applicable federal or state securities law. The Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

Section 7. *Adjustments Upon Changes in Capitalization.*

(a) *No Limitation on Company Rights.* The existence of this Agreement shall not affect or restrict in any way the right or power of the Board or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of bonds, other debentures, preferred or prior preference stocks, the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding.

(b) *Adjustments.* In the event that a dividend shall be declared upon the Class B Common Stock payable in shares of Class B Common Stock, the number of Performance Units shall be adjusted by adding to the award a number of Performance Units equal to the number of shares which would have been distributable thereon if the Performance Units had been outstanding shares of Class B Common Stock on the date fixed for determining the stockholders entitled to receive such stock dividend. In the event that the outstanding shares of Class B Common Stock shall be changed into or exchanged for a different number or kind of shares of stock or other securities of the Company or of another corporation, or changed into or exchanged for cash or property or the right to receive cash or property (but not including any dividend payable in cash or property other than a liquidating distribution), whether through reorganization, recapitalization, stock split-up, combination of shares, merger or consolidation, then each Performance Unit shall be adjusted to become a right to receive the number and kind of shares of stock or other securities or cash or property or right to receive cash or property into which each outstanding share of Class B Common Stock shall be so changed or for which each such share shall be exchanged. In the event there shall be any change other than as specified above in this Section 7, in the number or kind of outstanding shares of Class B Common Stock or of any stock or other securities into which such Class B Common Stock shall have been changed or for which it shall have been exchanged, then if the Committee shall in its reasonable discretion determine that such change equitably requires an adjustment in the Performance Units, such adjustment shall be made as determined by the Committee.

Section 8. *Assignment of this Agreement or Benefits Hereunder.*

(a) *Successors.* The Company will require any successor (whether via a Change in Control, direct or indirect, by purchase, merger, consolidation, or otherwise) of the Company to expressly assume and agree to perform the obligations under this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.

(b) *Assignment by Executive.* This Agreement shall inure to the benefit of and be enforceable by Executive's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees, and legatees. If Executive should die while any amount is still payable to Executive hereunder had the Executive continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to Executive's estate. Executive's rights hereunder shall not otherwise be assignable. In that regard, no part of any amounts granted or payable hereunder shall, prior to actual payment, (i) be subject to seizure, attachment, garnishment or sequestration for the payment of debts, judgments, alimony or separate maintenance owed by Executive or any other person, (ii) be transferable by operation of law in the event of Executive's or any person's bankruptcy or insolvency or (iii) be transferable to a spouse as a result of a property settlement or otherwise.

Section 9. *Notices.* Any notice required to be delivered to the Company by Executive hereunder shall be properly delivered to the Company when personally delivered to (including by a reputable overnight courier), or actually received through the U.S. mail, postage prepaid, by:

Coca-Cola Bottling Co. Consolidated
4100 Coca-Cola Plaza
Charlotte, NC 28211
Attn: Vice Chairman of the Board of Directors

Any notice required to be delivered to Executive by the Company hereunder shall be properly delivered to Executive when personally delivered to (including by a reputable overnight courier), or actually received through the U.S. mail, postage prepaid, by, Executive at his last known address as reflected on the books and records of the Company.

Section 10. *Contractual Rights to Benefits.* This Agreement establishes in Executive a right to the benefits to which Executive is entitled hereunder. However, except as expressly stated herein, nothing herein contained shall require or be deemed to require, or prohibit or be deemed to prohibit, the Company to segregate, earmark or otherwise set aside any funds or other assets, in trust or otherwise, to provide for any payments to be made or required hereunder. This Agreement is intended to be an unfunded general asset promise for a select, highly compensated member of the Company's management and, therefore, is intended to be exempt from the substantive provisions of the Employee Retirement Income Security Act of 1974, as amended.

Section 11. *Entire Agreement.* This Agreement represents the entire agreement between the parties with respect to the subject matter hereof, and supersedes all prior discussions, negotiations, and agreements concerning the subject matter hereof. This Agreement may only be amended by a written instrument signed by both parties.

Section 12. *Tax Matters.*

(a) *Executive's Responsibility for Taxes.* Regardless of any action the Company takes with respect to any or all income tax, payroll tax or other tax-related withholding ("Tax-Related Items"), Executive acknowledges that the ultimate liability for all Tax-Related Items owed by Executive is and remains Executive's responsibility and that the Company (i) makes no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the grant of Performance Units, including the grant and vesting of the Performance Units, or the subsequent sale or exchange of shares of Class B Common Stock acquired upon the vesting of the Performance Units; and (ii) does not commit to structure the terms of the grant or any aspect of the Performance Units to reduce or eliminate Executive's liability for Tax-Related Items.

(b) *Tax Withholding.* In the event the Company reasonably determines that it must withhold any Tax-Related Items as a result of the award hereunder, Executive agrees as a condition of the grant of the Performance Units to make arrangements reasonably satisfactory to the Company to enable it to satisfy all withholding requirements, including, but not limited to, withholding any applicable Tax-Related Items from the payment of the Performance Units. If Executive does not make such arrangements, Executive authorizes the Company to fulfill its withholding obligations by all legal means, including, but not limited to (i) withholding Tax-Related Items from Executive's wages, salary or other cash compensation; (ii) withholding Tax-Related Items from the cash proceeds, if any, received upon sale of any shares received in payment for the Performance Units; and (iii) at the time of payment, withholding shares of Class B Common Stock sufficient to meet any withholding obligations for Tax-Related Items. The Company may refuse to issue and deliver shares of Class B Common Stock in payment of any vested Performance Units if Executive fails to comply with his withholding obligations hereunder. In that regard, consistent with the provisions of this Agreement, Executive may satisfy such withholding requirements in whole or in part by causing the Company to settle in cash such number of Performance Units otherwise payable in Class B Common Stock hereunder sufficient, based on the Fair Market Value of the Class B Common Stock payable with respect to such Performance Units as of the date such withholding requirements are to be determined, to meet the maximum statutory withholding obligations for Tax Related Items.

Section 13. *Severability.* In the event any provision of this Agreement shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of this Agreement, and this Agreement shall be construed and enforced as if the illegal or invalid provision had not been included.

Section 14. *Applicable Law.* To the extent not preempted by the laws of the United States, the laws of the State of Delaware shall be the controlling law in all matters relating to this Agreement. Each party (i) consents to the personal jurisdiction of any state or federal court located in Charlotte, North Carolina (and any corresponding appellate court) in any proceeding arising out of or relating to this Agreement or the Executive's employment by the Company, (ii) waives any venue or inconvenient forum defense to any proceeding maintained in such courts and (iii) except as otherwise provided in this Agreement, agrees not to bring any proceeding arising out of or relating to this Agreement or the Executive's employment by the Company in any other court.

Section 15. *No Right to Continued Employment.* It is understood that this Agreement is not intended and shall not be construed as an agreement or commitment by the Company to employ Executive during the term hereof, or for any fixed period of time.

Section 16. *Payment of Expenses.* The Company shall pay all fees and expenses necessarily incurred by it in connection with the issue of Performance Units and Class B Common Stock pursuant hereto and will use its best efforts to comply with all laws and regulations which, in the opinion of counsel for the Company, shall be applicable.

Section 17. *Gender and Number.* Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

Section 18. *Headings and Definitions.* The headings appearing at the beginning of each Section in this Agreement are intended only as an index and are not to be construed to vary the meaning of the provision to which they refer. Any capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Annual Bonus Plan.

Section 19. *Execution.* This Agreement is hereby executed in duplicate originals, one of which is being retained by each of the parties hereto.

IN WITNESS WHEREOF, the Company has caused this Agreement to be signed by its duly authorized officer, and Executive has hereunto set his hand, all as of the day and year first above written.

ATTEST:

By: /s/ Umesh M. Kasbeker
Name: Umesh M. Kasbekar
Title: Senior Vice President,
Planning and Administration

COCA-COLA BOTTLING CO. CONSOLIDATED

By: /s/ Henry W. Flint
Name: Henry W. Flint
Title: Vice Chairman

ACCEPTED BY:
J. Frank Harrison, III

By: /s/ J. Frank Harrison, III
Name: J. Frank Harrison, III


Coca-Cola


zero
Coca-Cola
classic

Coca-Cola Bottling Co. Consolidated
4100 Coca-Cola Plaza
Charlotte, North Carolina 28211

Mailing Address: Post Office Box 31487
Charlotte, NC 28231
704.557.4400
www.cokeconsolidated.com

END